Exhibit 99.1

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

LATITUDE 46°41'S, LONGITUDE 70°17'W

FOR

MINERA ANDES INC.

By

P & E Mining Consultants Inc.

NI-43-101 & 43-101F1
TECHNICAL REPORT No 167

Mr. Eugene Puritch, P.Eng.
Mr. Al Hayden, P.Eng.
Mr. James Pearson, P.Eng.
Mr. Antoine Yassa, P.Geo.
Mr. Fred H. Brown, CPG, Pr.Sci.Nat.
Ms. Kirstine Malloch, MAusIMM

Report No. 167
Effective Date: January 1, 2009
Report Date: July 29, 2009

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Minera Andes Inc. (“Minera Andes”) by P&E Mining Consultants Inc (“P&E”). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in the consulting services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Minera Andes subject to the terms and conditions of its contract with P&E. This contract permits Minera Andes to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Any other use of this report by any third party is at that party’s sole risk.

TABLE OF CONTENTS

SUMMARY		I

EXECUTIVE SUMMARY		I
	INTERPRETATION AND CONCLUSIONS	I
	MINERAL RESOURCES	I
	MINERAL RESERVES	II
	CASH FLOW MODEL	III
	RECOMMENDATIONS	III
	MINERAL RESOURCES	III
	MINERAL RESERVES	IV
	MINING	IV
	CASH FLOW MODEL	IV

ECONOMIC ANALYSIS		V
	ECONOMIC CRITERIA	V
	PHYSICALS	V
	REVENUE	VI
	COSTS	VI
	CASH FLOW	VII
	CASH FLOW ANALYSIS	VIII
	SENSITIVITY ANALYSIS	VIII

TECHNICAL SUMMARY		IX
	HISTORY	X
	GEOLOGY AND MINERALIZATION	X
	MINERAL RESOURCES AND MINERAL RESERVES	XI
	MINING OPERATION	XVI
	MINERAL PROCESSING	XVI
	CAPITAL AND OPERATING COST ESTIMATES	XVII

1.0	INTRODUCTION	1
1.1	TERMS OF REFERENCE	1
1.2	CURRENCY AND EXCHANGE RATE	1
1.3	SOURCES OF INFORMATION	2
1.4	GLOSSARY OF TERMS	2

2.0	RELIANCE ON OTHER EXPERTS		6

3.0.	PROPERTY DESCRIPTION AND LOCATION		7
3.1	LOCATION		7
3.2.	PROPERTY DESCRIPTION AND TENURE		8
3.3	SURFACE RIGHTS		9
3.4	ARGENTINA’S MINING TITLE LAWS		12
3.5	ARGENTINA’S MINING ROYALTIES		13
	3.5.1	SAN JOSÉ MINING ROYALTIES	14
3.6	OTHER PERMITTING REQUIREMENTS		14
3.7	COORDINATE SYSTEMS		15

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		16
4.1	ACCESS		16
4.2	CLIMATE		17
4.3	RESOURCES AND INFRASTRUCTURE		17
4.4	PHYSIOGRAPHY		17

5.0	HISTORY		18
5.1	HISTORICAL EXPLORATION		18
5.2	PREVIOUS MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		18
	5.2.1	SNOWDEN MINERAL RESOURCE ESTIMATE, 2002	18
	5.2.2	AMEC MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES, 2005	19
	5.2.3	AMEC MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES, 2007	20
	5.2.4	SRK MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES, 2008	21
5.3	PRODUCTION ON THE PROPERTY		22

6.0	GEOLOGICAL SETTING		23
6.1	REGIONAL GEOLOGY		23
6.2	PROPERTY GEOLOGY		24
6.3	STRUCTURAL GEOLOGY		27
6.4	ALTERATION		27

7.0	DEPOSIT TYPES		28
7.1	EPITHERMAL AU-AG DEPOSIT CLASSIFICATION SYSTEMS		28

7.2	EPITHERMAL AU-AG DEPOSIT SUB-TYPES		28
7.3	SOUTH AMERICAN EPITHERMAL AG-AU DEPOSITS		29

8.0	MINERALIZATION		31
8.1	VEINS AND VEIN SYSTEMS		31
	8.1.1	HUEVOS VERDES	31
	8.1.2	FREA VEIN	33
	8.1.3	KOSPI VEIN	33
	8.1.4	ODIN AND AYELÉN VEINS	34
	8.1.5	OTHER VEIN SYSTEMS AND EXPLORATION TARGETS	34
8.2	STRUCTURAL CONTROLS ON MINERALIZATION		34

9.0	EXPLORATION		38
9.1	1997-2006 EXPLORATION PROGRAMS		39
9.2	2007-2008 EXPLORATION PROGRAM		39

10.0	DRILLING		41
10.1	MINERA ANDES DRILLING, 1998-2000		41
10.2	MSC DIAMOND DRILLING, 2001		42
10.3	MSC DIAMOND DRILLING, 2002-2003		42
10.4	MSC DIAMOND DRILLING, 2004		42
10.5	MSC DEFINITION DIAMOND DRILLING, 2005		42
10.6	MSC REGIONAL DIAMOND DRILLING, 2005-2006		43
10.7	MSC DRILLING, 2006		43
10.8	MSC DRILLING, 2007		43
10.9	MSC DRILLING, 2008		47
10.10	CONCLUSIONS ON THE DRILLING PROGRAMS		50

11.0	SAMPLING METHOD AND APPROACH		51
11.1	TRENCHING		51
11.2	UNDERGROUND CHANNEL SAMPLES		51
11.3	DRILLHOLE SAMPLING		51
11.4	SAMPLING HANDLING AND DATA MANAGEMENT		53

12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		54
12.1	MSC SAMPLE ANALYSES AND QA/QC PROGRAM, 2005-2007		56
12.2	MSC SAMPLE ANALYSES AND QA/QC PROGRAM, 2007-2008		56
12.3	SECURITY		58

13.0	DATA VERIFICATION		59
13.1	P&E SITE VISIT		59

14.0	ADJACENT PROPERTIES		61

15.0	MINERAL PROCESSING AND METALLURGICAL TESTING		63
15.1	METALLURGICAL TESTING AND PROCESS SELECTION		63
15.2	PROCESS DESCRIPTION		72
15.3	METALLURGY		73
15.4	OPERATING COSTS AND CONSUMPTIONS		75

16.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		77
16.1	MINERAL RESOURCE ESTIMATES		77
	16.1.1	SAMPLING DATABASE	78
	16.1.2	DENSITY	78
	16.1.3	WIREFRAMES	78
	16.1.4	COMPOSITING	79
	16.1.5	GRADE CAPPING	84
	16.1.6	CLASSIFICATION & VARIOGRAPHY	84
	16.1.7	ESTIMATION AND MINERAL RESOURCES	85
	16.1.8	MODEL VALIDATION	87
	16.1.9	CONCLUSIONS AND RECOMMENDATIONS	88
16.2	MINERAL RESERVE ESTIMATES		89

17.0	OTHER RELEVANT DATA AND INFORMATION		91

18.0	INTERPRETATION AND CONCLUSIONS		92

19.0	RECOMMENDATIONS		93

20.0	REFERENCES		94

21.0	CERTIFICATES		95

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
	DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		96

INTRODUCTION			96

22.0	MINERAL RESERVES		97
22.1	CUT-OFF VALUE		97
22.2	MINERAL RESOURCES TO MINERAL RESERVES		98
	22.2.1	METHODOLOGY	98

	22.2.2	INITIAL RESOURCES USED	99
	22.2.3	MINE RECOVERY	101
	22.2.4	EXTERNAL DILUTION	104
	22.2.5	MINERAL RESERVES	106

23.0	MINING OPERATIONS		108
23.1	MINE DESIGN		108
23.2	ORE STOCKPILE		111

24.0	PROCESSING		112

25.0	INFRASTRUCTURE		113

26.0	ENVIRONMENT CONSIDERATIONS		114
26.1	ENVIRONMENTAL MANAGEMENT		114
26.2	PROVISIONS FOR REHABILITATION		114

27.0	CAPITAL COST ESTIMATE		115

28.0	OPERATING COST ESTIMATE		116

29.0	SELLING EXPENSES		118

30.0	ECONOMIC ASSESSMENT		119
30.1	ECONOMIC CRITERIA		119
	30.1.1	PHYSICALS	119
	30.1.2	REVENUE	120
	30.1.3	COSTS	120
30.2	CASH FLOW		121
30.3	CASH FLOW ANALYSIS		122
30.4	SENSITIVITY ANALYSIS		122

31.0	INTERPRETATIONS AND CONCLUSIONS		125
31.1	MINERAL RESOURCES		125
31.2	MINERAL RESERVES		126
31.3	CASH FLOW MODEL		126

32.0	RECOMMENDATIONS		127
32.1	MINERAL RESOURCES		127
32.2	MINERAL RESERVES		127
32.3	CASH FLOW MODEL		128

33.0	REFERENCES	127

34.0	CERTIFICATES	129

LIST OF APPENDICES

APPENDIX I	MILL FLOWSHEET	135
APPENDIX II	MINE PRODUCTION PLANS	137
APPENDIX III	MINE SITE PLANS	146

LIST OF FIGURES

Figure 1-1: Sensitivity Graph		ix
Figure 3-1: Location map of San José Property, Argentina		7
Figure 3-2: Mining Concessions and Surface Rights of the San José Mine		12
Figure 4-1: Local access to the San José Property		16
Figure 6-1: Geology of the Deseado Massif, Argentina		23
Figure 6-2: Geology of the San José Property		25
Figure 7-1: LS and HS Epithermal Deposit Model (Corbett 2007)		29
Figure 7.2: Epithermal Au-Ag Deposits of the Deseado Massif, Argentina		30
Figure 8-1: Vein systems on the San José Property		32
Figure 8-2: Structural Lineaments on the San José Property		36
Figure 8-3: Cross section showing the horst and graben structure at San José		37
Figure 10-1: Drilling on the San José Property, Drill holes Used in the Mineral Resource
Estimate		45
Figure 13-1: P&E Site Visit Verification Sample Results for Au: February 2009		59
Figure 13-2: P&E Site Visit Verification Sample Results for Ag: February 2009		60
Figure 14-1: Properties Adjacent to the San José Property		62
Figure 15-1: Silver Calculated Head vs Assay Head		74
Figure 16-1: Isometric view of the clipped Frea mineralized vein		79
Figure 16-2: Hochschild composite lengths at San José		80
Figure 16-3: Sectional view of sample, composite and vein wireframe locations for SJD-79[1]		81
Figure 16-4: Isometric view of composites outside the Frea mineralized wireframe		82
Figure 16-5: QQ plot of diamond drill hole and chip composite values		83
Figure 16-6: Average composite grade and block grade comparisons		88
Figure 30-1: Sensitivity Graph		122

LIST OF TABLES

Table 1.1: Life of Mine Revenues (US$000’s)		vi
Table 1.2: Cash Flow Summary		vii
Table 1.3: Cash Flow Analysis		viii
Table 1.4: Sensitivity Item Values		viii
Table 1.5: Summary of Sensitivity Analysis		ix
Table 1.6: San José Mineral Resources		xi
Table 1.7: Measured and Indicated Mineral Resources Initially Used In Mineral Reserve Estimation		xii
Table 1.8: Initial Measured and Indicated Mineral Resources To A Minimum 0.8m		xii

Table 1.9: Measured and Indicated Mineral Resources Internal Dilution Estimation	xiii
Table 1.10: Internally Diluted Mineral Resources Not Recovered	xiii
Table 1.11: Extracted Externally Undiluted Mineral Resources	xiv
Table 1.12: Planned External Dilution Included in Mineral Reserves	xiv
Table 1.13: Mineral Reserves	xv
Table 1.14: Remaining Mineral Resources After Mine Life	xvi
Table 1.15: Capital Costs In US$000'	xvii
Table 1.16: Life of Mine Operating Costs (US$000’s)	xviii
Table 3.1: Mina and Cateo Concessions for San José Property	11
Table 3.2: Permits for Property Operations at San José Mine, Argentina	15
Table 5.1: Snowden’s Mineral Resource Estimate on the Huevos Verdes and Saavedra West Zones, July 2002	19
Table 5.2: AMEC’s Combined Mineral Resource Estimate for the Huevos Verdes and Frea Veins, 9 August 2005	19
Table 5.3: AMEC’s Combined Mineral Reserve Estimate for the Huevos Verdes and Frea Veins, 9 August 2005	19
Table 5.4: AMEC Mineral Resource Estimate for the San José Mine, 30 June 2007	20
Table 5.5: AMEC Mineral Reserve Estimate for the San José Mine, 30 June 2007	20
Table 5.6: SRK Mineral Resource Estimate for the San José Mine, 30 June 2008*	21
Table 5.7: SRK Mineral Reserve Estimate for the San José Mine, 30 June 2008*	21
Table 5.8: Reported production on the San José Mines to 2008*	22
Table 9.1: Summary of exploration on the San José Property, 1997-2008	38
Table 9.2: Underground Channel Sampling Program, 2007-2008	40
Table 10.1: Drilling Program on the San José Property, 1998-2008	41
Table 10.2: Highlights of the 2007 Drilling Program (September to December)	46
Table 10.3: Highlights of the 2008 Drilling Program	48
Table 12.1: Summary of Sample Preparation, Analyses and QA/QC Program for San José	55
Table 12.2: Laboratory Analytical Methods (AMEC 2007a)	56
Table 15.1: Metallurgical Results from Test Work	68
Table 15.2: Summary Results of Gekko Test Program	69
Table 15.3: Concentrate Leach Test Results for Gekko	69
Table 15.4: Test Results for Initial Metallurgical Amenability	69
Table 15.5: Test Results for Metallurgical Amenability Tests	70
Table 15.6: Summary of effective recoveries and total recoveries including cathode inventory	74
Table 15.7: Average Ore Grades and Reported Metal Recoveries, Jan-Dec 2008	75
Table 15.8: October 2008 Average Mill Costs	75
Table 15.9: 2008 Year to Date Average Consumption of Steel and Major Reagents	75
Table 16.1: Total San José Mineral Resources as of December 2008[1,2,3,4]	77
Table 16.2: Vein density measurements	78
Table 16.3: Capping thresholds	84
Table 16.4: Semi-variogram ranges derived by P&E	84
Table 16.5: Classification criteria as implemented by Hochschild	85
Table 16.6: Hochschild’s Block Model Setup	85
Table 16.7: Volumetrics check above cut-off	86
Table 16.8: Hochschild NSR parameters for San José	87
Table 16.9: Average composite grades and average block grades for Measured and Indicated mineral resources	87
Table 16.10: Mineral Reserves	90
Table 22.1: Variable and Fixed Operating Costs For 2008	97
Table 22.2: Summary of Marginal & Economic Cut-offs (US$/t)	97

Table 22.3: Measured and Indicated Mineral Resources Initially Used In Mineral Reserve Estimation	99
Table 22.4: Initial Measured and Indicated Mineral Resources To A Minimum 0.8m	99
Table 22.5: Measured and Indicated Mineral Resources Internal Dilution Estimation	100
Table 22.6: Inaccessible Mineral Resources Not Recovered	101
Table 22.7: Operationally Constrained Mineral Resources Not Recovered	101
Table 22.8: Uneconomic Mineral Resources Not Recovered	102
Table 22.9: Internally Diluted Mineral Resources Not Recovered	102
Table 22.10: Extracted Externally Undiluted Mineral Resources	103
Table 22.11: Planned External Dilution Included in Mineral Reserves	103
Table 22.12: Mineral Reserves	105
Table 22.12: Remaining Mineral Resources After Mine Life	106
Table 23.1: Underground Equipment Fleet	108
Table 23.2: Operating Development Summary	108
Table 23.3: Capital Development and Infrastructure Summary	109
Table 23.4: Underground Mine Ore Production Schedule	109
Table 23.5: Ore Stockpile	110
Table 24.1: Process Plant Statistics	111
Table 27.1: Capital Costs In US$000'	114
Table 28.1: Life of Mine Operating Costs Statistics	115
Table 28.2: Life of Mine Operating Costs (US$000’s)	116
Table 29.1: Life of Mine Selling Expenses	117
Table 30.1: Life of Mine Revenues (US$000’s)	119
Table 30.2: Cash Flow Summary	120
Table 30.3: Cash Flow Analysis	121
Table 30.4: Sensitivity Item Values	122
Table 30.5: Summary of Sensitivity Analysis	122

SUMMARY

EXECUTIVE SUMMARY

The following is a National Instrument 43-101 compliant Technical Report prepared by P&E Mining Consultants Inc. (“P&E”) regarding the San José Mine located in Santa Cruz Province in Argentina. (the “Property”).

This report was prepared at the request of Mr. James Duff, Chief Operating Officer of Minera Andes Inc. (“Minera Andes” or “MAI”). Minera Andes is an Alberta based company trading on the Toronto Stock Exchange under the symbol of “MAI” and on the National Association of Securities Dealers (“NASD”) OTC Bulletin Board under the symbol of “MNEAF”

P&E visited the San José Property in Argentina on the 4 February 2009.

The San José silver-gold Property is located in Perito Moreno District, in the Province of Santa Cruz, Argentina. Title to the San José Property is held by Minera Santa Cruz, S.A. (“MSC”), the holding and operating company set up under the terms of an option and joint venture agreement between Minera Andes (49%) and Hochschild Mining PLC (“Hochschild”) (51%).

The San José Mine is an operating underground mine in epithermal Ag-Au and Au-Ag vein deposits.

INTERPRETATION AND CONCLUSIONS

P&E offers the following conclusions:

MINERAL RESOURCES

1.

P&E considers the drilling and channel sample databases supplied by MSC to be suitable for resource estimation. Drill hole and channel sample databases are of very good quality and require only minor adjustments for a small number of zero grade values.

2.

Supplied composite grade intervals are not consistently uniform and do not provide a uniform level of support for grade interpolation. P&E does not consider that this has a material impact on the estimated mineral resources.

3.

MSC does not appear to composite underground chip samples within defined mineralized vein wireframes. P&E examined drill hole traces and noted numerous minor inconsistencies in the location of the drill hole composites with respect to the mineralized vein wireframes. There exists a spatial inconsistency between the location of the composite samples used for estimation and corresponding vein resources. Wireframe boundary polyline snapping appears to be poor at times, however, MSC explained that this is due to coincident drill hole and channels samples whereby the channel sample location rules due to its greater degree of location accuracy. Any drill hole assays that appear to be outside the wireframe as a result of channel sample interval snapping are flagged such that their composites can be utilized by the grade interpolation search ellipsoid. P&E notes that in some areas where only drill hole data exists, poor snapping practices were observed. . P&E does not consider that this has a material impact on the estimated mineral resources.

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San José Mine - Report No. 167

4.

Manual coding of vein intercepts are done at the drill hole logging stage and later on ore intercepts are manually coded once assay results have been received. Due to the inconsistency of assay data not always being constrained within wireframe boundaries, this is an acceptable practice.

5.

Channel sample assay data has been combined with drill hole assay data in the same data set for compositing and grade interpolation. There may be biases in these individual original data sources and they should be treated separately for grade capping and compositing purposes prior to combining them for grade interpolation. Based on the supplied database, P&E considers the capping strategy implemented by MSC to meet industry standards for linear estimation.

6.

P&E considers the classification scheme used by MSC to be suitable for mineral resource estimation but notes that MSC uses a single pass for estimating Measured and Indicated mineral resources and a separate pass for estimating Inferred mineral resources. This strategy as implemented may lead to the occasional mis-classification of resource blocks.

7.

P&E considers the differences between the MSC mineral resources and P&E’s audit mineral resources to be acceptable and to be primarily the result of rounding and software implementation differences.

8.

MSC tabulates as economic all mineral resources that cover the total marginal cost of production. P&E has reviewed the parameters and methods used by MSC for mineral resource estimation and believes the assumptions are reasonable.

9.

P&E visually inspected rock codes, composite grades and block grades on cross section. Visual inspection confirms the model’s ability to reproduce local grade trends; however, reconciliation is problematic due to spatial inconsistencies in the composite data.

10.

The MineSight software variography utility appears to be producing some inappropriate directional search results which were noticed in some search ellipsoid orientations. This could lead to some composite data not being properly incorporated into a search ellipse and therefore a potential misrepresentation in the resulting nearby grade block. MSC recognizes the Minesight software weakness in this area and is considering using a separate variography tool.

11.

P&E considers the mineral resources reported by MSC to be in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines, as required by National Instrument (NI) 43-101 Item 19, Standards of Disclosure for Mineral Projects.

MINERAL RESERVES

1.

P&E considers the mine dilution and extraction quantities are reasonable based on historical geomechanical data and the types of mining methods used.

2.

Initially MSC estimated 6,418 tonnes of mineral reserves, grading 315 g/t Ag and 11.59 g/t Au , would remain after mine life. After consultation with MSC, P&E increased the total ‘Externally Undiluted Uneconomic Mineral Resources Not Recovered’ from 4,383 tonnes, grading 97 g/t Ag and 2.28 g/t Au to 10,053 externally undiluted tonnes, grading 244 g/t Ag and 6.39 g/t Au, resulting in no mineral reserves remaining after mine life.

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San José Mine - Report No. 167

CASH FLOW MODEL

1.

P&E notes some potentially inappropriate allocation of stockpile re-handling costs whereby mine life average short term temporary re-handling costs appear to be allocated to long term potentially end of mine life low grade stockpiles. MSC indicated that they will review this issue and develop a two stage short term and long term stockpile re-handling cost allocation process in their future cash flow models.

2.

P&E notes that numerous cases where source data did not agree completely with that utilized in the cash flow model. Even though these differences did not appear to be material, they must be corrected in future cash flow models.

3.

P&E notes that a detailed parameters summary for the resource determination was available in English, however, a similar report was not available for the mineral reserve determination parameters.

4.

P&E considers the mine and processing operating costs to be reasonable based on historical information.

RECOMMENDATIONS

P&E offers the following recommendations:

MINERAL RESOURCES

1.

P&E noted that MSC does not differentiate between diamond drill hole and chip sample data for estimation. Examination of the data indicates that chip sample grades are somewhat higher. In order to determine what, if any, bias exists for the chip sampling, P&E recommends that MSC continuously reconcile production back to the source of data.

2.

P&E noted that the calculation of true widths is not directly linked to the generation of percentage ore in a block, which is derived from the modelled wireframes. P&E recommends that this methodology be reviewed by MSC.

3.

P&E recommends that MSC adopt a three-pass restricted search estimation strategy, reconcile production to the block model estimates, and investigate non-linear methods of mineral resource estimation in order to reduce the observed conditional bias. Consideration should also be given to a higher degree of optimization of the kriging neighbourhood. The utilization of a better variography tool should help alleviate this issue.

4.

P&E recommends that the resource group carefully consider the conversion of stray and orphaned inferred blocks to the indicated classification category if they are surrounded or in very close proximity to indicated or measured blocks. This should result in a potential increase of 3 % to 5 % in mineral reserves.

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San José Mine - Report No. 167

MINERAL RESERVES

1.

P&E recommends that additional attributes be added to the block model to introduce geomechanical, dilution, mineability and extraction components which will facilitate the introduction of a more automated mineral reserve determination process from predefined polygons.

2.

P&E recommends that during the mineral reserve determination process, mineral reserves with and without internal dilution should be derived.

3.

During the mineral reserve determination process, the tonnes, grade and contained metal (Au and Ag) should be reconciled at each step of the process in order to flag any potential procedural errors.

4.

Stockpiles must be considered in the mineral reserve statement as a separate line item for each mine for cash flow model inclusion. MSC will consider the possibility of utilizing a lower cut-off dollar value on stockpiles as the costs of mining and haulage to the stockpile have been absorbed by the regular run of mine tonnage.

MINING

1.

MSC should evaluate the opportunity of placing mill tailings as backfill.

CASH FLOW MODEL

1.

There are two mining methods at San José; mechanized cut and fill and conventional cut and fill. For the production schedule and costs, in the cash flow model, these two mining methods have been blended. P&E strongly recommends that the two mining methods be scheduled and costed separately, and the appropriate tonnes and grade be allocated accordingly in the cash flow model.

2.

The long-hole stoping mining method is being considered, which has the potential of reducing drilling, blasting and mucking mining cost at the expense of higher dilution and lower mine extraction. P&E recommends this mining method be tested, in a stope, to evaluate the pros and cons of this method.

3.

P&E recommends that MSC institute a data/formula checking process for its cash flow models whereby one person is responsible to ensure that all source data is being properly utilized in the cash flow models.

4.

P&E recommends that all cash flow models contain the source data files as tabs in the same file and they should be linked to the cash flow model. All cells in the cash flow model should contain formulae that reference the source data.

5.

P&E recommends that the unit for determining all operating costs should be on a per tonne processed basis including mining and administration. This type of unit reporting is standard NI 43-101 practice.

6.

All contained metal in the cash flow model should be reconciled to that metal which is in the mineral reserves and all losses identified and explained.

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San José Mine - Report No. 167

7.

There should be closer reconciliation of the measured and indicated mineral resources, used to calculate mineral reserves, to mineral reserves to Life-of-Mine plan, specifically with regard to Ag and Au grades and contained metal, for all Life-of-Mine production schedules.

8.

Individual unit costs should be developed for all mine development heading sizes used for operating cost estimating purposes.

9.

The cost of stockpile rehandling should be applied in the cash flow model at the time the stockpile is being rehandled. There should be a cost for stockpile rehandling indicated in the San José cash flow model.

10.

It is P&E’s understanding that Minera Santa Cruz plans on leaving a 10 m thick crown pillar at surface to minimize and eliminate the possibility of surface subsidence. P&E recommends that a geotechnical evaluation be carried out to determine the optimum crown pillar dimensions.

11.

P&E recommends an underground haulage way grader be utilized for road maintenance to reduce operating cost.

12.

In general, MSC needs to be more diligent in its efforts at reconciling all calculated mineral resource, mineral reserve and costing data back to original source data and from department to department in order to identify improper usage of data and calculation errors.

ECONOMIC ANALYSIS

This Report is considered by P&E to meet the requirements of a Technical Report as defined in Canadian NI 43-101 regulations. The economic analysis contained in this Report is based on proven and probable mineral reserves. The mineral reserves in this Report were estimated using JORC Code standards. P&E believes this meets the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council, December 11, 2005.

ECONOMIC CRITERIA

PHYSICALS

•

Mine life:

•

Jan 2009 to Mar 2012: decommissioning – April 2012 to Dec 2018.

•

Production rate:

•

1,500 tonnes per day

•

Total mill production:

•

1,691,300 tonnes ore at 7.75 g/t Au and 517.3 g/t Ag

•

Metallurgical recoveries:

•

81.5 % Au, 80.7 % Ag

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San José Mine - Report No. 167

•

Total payable metal:

•

343,400 oz Au, 22.7 million oz Ag

REVENUE

Net revenues for San José in 2007 and 2008 were US$1.3 and US$111.7 million, respectively. A summary of estimated future San José’s life-of-mine gross and net revenues is presented in Table 1.1.

Table 1.1: Life of Mine Revenues (US$000’s)
San José Mining Operation

Item	Units	2009	2010	2011	2012	Total
Price Au	US$ / oz	900	900	900	900	900
Price Ag	US$ / oz	13.00	13.00	13.00	13.00	13.00
% Payable Au (Dore)%		99.85%	99.85%	99.85%	99.85%	99.85%
% Payable Ag (Dore)%		99.75%	99.75%	99.75%	99.75%	99.75%
% Payable Au (Conc.)%		98.00%	98.00%	98.00%	98.00%	98.00%
% Payable Ag (Conc.)%		98.00%	98.00%	98.00%	98.00%	98.00%
Refining Au	US$ / oz	6.00	6.00	6.00	6.00	6.00
Refining Ag	US$ / oz	0.50	0.50	0.50	0.50	0.50
Smelting TC’s (Conc.)	US$ / hmt	425.00	425.00	425.00	425.00	425.00
Au Dore Revenue	US$, 000	43,043	43,529	53,249	9,817	149,638
Ag Dore Revenue	US$, 000	44,142	45,589	40,022	11,106	140,859
Au Conc.Revenue	US$, 000	45,872	46,355	56,707	10,454	159,388
Ag Conc.Revenue	US$, 000	48,532	49,871	43,781	12,149	154,334
Dore Com. Discounts	US$, 000	-175	-179	-180	-42	-577
Conc. Com. Discounts	US$, 000	-11,413	-11,608	-11,474	-2,598	-37,093
Net revenue	US$, 000	170,001	173,557	182,105	40,887	566,550

Note: Table 1.1 represents 100% of the Property. MAI has a 49 % interest in the Property.

The revenues are based on gold and silver prices of US$900/oz and US$13.00/oz, respectively. Metal price projections were provided by MAI.

•

Net revenue:

•

Silver:

US$274 million

•

Gold:

US$292 million

COSTS

•

Average operating costs:

•

US$106.51 per tonne milled

•

Life-of-mine capital costs:

•

US$70.3 million

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CASH FLOW

A pre-tax cash flow (CF) model has been developed based on data and information provided by MSC. This pre-tax cash flow is presented in Table 1.2. All costs are in 4th quarter 2008 US dollars with no allowance for inflation.

Table 1.2: Cash Flow Summary
San José Mining Operation

Item	Description	Units	Year										2009 -18
			2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Mine Production	Ore	t (000's)	508.5	529.5	525.5	62.3							1,625.8
	Au grade	g/t	7.32	7.31	8.75	10.29							7.89
	Ag grade	g/t	531.1	536.4	467.6	802.2							522.7
Mill Production	Ore	t (000's)	522.0	529.5	525.5	114.3							1,691.3
	Au grade	g/t	7.24	7.31	8.75	7.57							7.75
	Ag grade	g/t	527.3	536.4	467.6	611.7							517.3
	Recovered Au Oz’s	oz (000's)	98.8	99.9	122.2	22.5							343.4
	Recovered Ag Oz’s	oz (M's)	7.1	7.3	6.4	1.8							22.7
Net Revenue		US$(M)	170.0	173.6	182.1	40.9							566.5
Total Operating Costs		US$(M)	56.2	55.9	55.2	12.9							180.1
Total Selling Expenses		US$(M)	23.9	24.4	25.0	5.5							78.8
Total Capital Costs		US$(M)	26.2	27.7	9.8	4.0	0.8	0.3	0.3	0.3	0.3	0.3	70.3
Pre-Tax Cash Flow		US$(M)	63.7	65.6	92.2	18.4	-0.8	-0.3	-0.3	-0.3	-0.3	-0.3	237.3

Note: Table 2.2 represents 100% of the Property. MAI has a 49 % interest in the Property.

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CASH FLOW ANALYSIS

The following pre-tax cash flow analysis was completed on this cash flow:

-

Net Present Value NPV (at 5% 7 % and 10% discount rate)

A summary of MAI’s 49 % interest in the cash flow analysis is presented in Table 1.3.

Table 1.3: Cash Flow Analysis
San José Mining Operation

Description	Discount Rate	Units	Value
Non Discounted After Tax CF		US$(M)	116.3
NPV at	5.00%	US$(M)	106.8
	7.00%	US$(M)	103.4
	10.00%	US$(M)	98.7

MAI 49 % interest in MSC was evaluated on a pre-tax cash flow basis and generates a net cash flow of US$116.3 million, pre-tax. This results in a pre-tax Net Present Value (NPV) of US$103.4 million at a 7 % discount rate.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities to:

•

Silver metal price

•

Gold metal price

•

Operating costs, and

•

Capital costs

To determine what this project is most sensitive to, each of the sensitivity items were adjusted up and down by 10% and 20% to see what effect it would have on the NPV at a 7 % discount rate. The value of each sensitivity item, at 80%, 90%, base, 110% and 120%, is presented in Table 1.4.

Table 1.4: Sensitivity Item Values
San José Mining Operation

Item	80%	90%	100%	110%	120%
Au Metal Price - US$/Oz	$720	$810	$900	$990	$1,080
Ag Metal Price - US$/Oz	$10.40	$11.70	$13.00	$14.30	$15.60
Opex - US$(M)	$70.6	$79.4	$88.3	$97.1	$105.9
Capex - US$(M)	$27.6	$31.0	$34.5	$37.9	$41.4

The resultant pre-tax NPV @ 7 % value of each of the sensitivity items at 80% to 120% is presented in Table 1.5 and Figure 1-1. This pre-tax NPV is most sensitive to the gold price, followed by silver price, operating costs and capital costs, respectively.

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Table 1.5: Summary of Sensitivity Analysis
San José Mining Operation

Item	Pre-Tax NPV @ 7 % at the % Sensitivity Item Values – US$(M)
	80%	90%	100%	110%	120%
Gold price	$79.5	$91.5	$103.4	$115.4	$127.4
Silver price	$80.4	$91.9	$103.4	$115.0	$126.5
Capex	$109.7	$106.6	$103.4	$100.3	$97.2
Operating cost	$119.3	$111.4	$103.4	$95.5	$87.6

Figure 1-1: Sensitivity Graph

TECHNICAL SUMMARY

Title to the San José Property is held by Minera Santa Cruz, S.A. (“MSC”), the holding and operating company set up under the terms of an option and joint venture agreement between Minera Andes 49 % and Hochschild 51%.

As of December 31, 2008 the Property subject to this report consisted of 46 contiguous mining concession totalling 40,499 hectares and one exploration concessions totalling 9,992 hectares. Surface rights totalling 2,875 hectares cover the San José operations. All concessions as of the effective date of this report are in good standing.

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HISTORY

There is no formally recorded exploration on the San José Property prior to work carried out by Minera Andes in the late 1990s and the Property has not previously been staked. Minera Andes carried out an exploration program from 1997 to 2001, which led to the discovery of the Huevos Verdes and Saavedra West Zones. In March 2001, Minera Andes signed a JV agreement with Hochschild.

Hochschild reported mineral resource and mineral reserve estimates for their properties as part of the half yearly and yearly regulatory filings of the London Stock Exchange. Mineral resource and mineral reserve estimates are stated in conformity with the JORC Code and not considered by P&E to be necessarily compatible with mineral resource or reserves as those terms are defined under Canada’s NI 43-101.

GEOLOGY AND MINERALIZATION

The San José Property is located in the northwest corner of the Deseado Massif in the Santa Cruz Province in Argentina. Jurassic bimodal volcanics host numerous gold- and silver-bearing quartz veins such as Cerro Vanguardia, Martha, Manantial Espejo and the veins of San José. Low sulfidation (“LS”) silver-gold and polymetallic mineralization accompanied Jurassic magmatism and deformation in the Deseado Massif.

The Jurassic rocks are divided into the Bajo Pobre Formation, predominantly of intermediate composition, and the felsic Bahia Laura Group. The Jurassic units are overlain by Cretaceous sedimentary rocks and Tertiary flood basalts. The Bajo Pobre Formation is the main host for gold and silver mineralization, where veins are typically developed in competent andesite flows at the Huevos Verdes, Frea and Kospi deposits on the San José Property and to a lesser extent in volcaniclastic units. The San José deposits are considered to be typical LS Ag-Au epithermal vein deposits.

The main structural trend of fault and vein systems on the Property is north-west to north-northwest. Less prominent are east-striking faults and veins and those north to northeast striking.

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MINERAL RESOURCES AND MINERAL RESERVES

Current Measured and Indicated Resources, declared by MSC at San José, are 2.24 million tonnes grading 527 g/t Ag and 7.98 g/t Au contain 38.0 million ounces of silver and 575 thousand ounces of gold. Mineral Resource models for three major vein systems at San José (Frea, Kospi and HVS veins) were audited by P&E. These veins account for 59 % of the declared Measured and Indicated resources at San José. Please refer to Table 1.6.

Table 1.6: San José Mineral Resources

Vein	Measured			Indicated			Measured and Indicated			Inferred
	kt	Ag	Au	kt	Ag	Au	kt	Ag	Au	kt	Ag	Au
		g/t	g/t		g/t	g/t		g/t	g/t		g/t	g/t
AYELÉN	1.2	761	5.05	114.2	486	5.07	115.4	489	5.07	268.2	507	4.93
FREA	243.6	551	9.90	263.3	295	13.46	506.9	418	11.75	104.9	115	7.08
HUEVOS VERDES SUR	144.2	706	10.41	28.0	414	7.47	172.2	659	9.93	25.1	392	6.03
HUEVOS VERDES CENTRAL	35.6	373	3.92	83.7	433	4.72	119.3	415	4.48	0.8	286	8.71
HUEVOS VERDES NORTE	86.8	507	5.58	65.2	384	4.30	151.9	455	5.03	15.8	215	2.57
KOSPI				646.4	747	8.29	646.4	747	8.29	113.5	626	10.95
ODÍN				306.0	364	5.67	306.0	364	5.67	421.9	208	4.70
RAMAL HVS	5.0	532	6.19	35.7	421	5.82	40.7	435	5.87	18.0	402	4.69
RAMAL FREA				122.7	396	6.41	122.7	396	6.41	79.3	283	4.61
RAMAL 483				58.9	337	3.58	58.9	337	3.58	2.3	352	1.52
Total	516.3	575	8.85	1,724.0	513	7.72	2,240.3	527	7.98	1,049.9	334	5.66

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

2.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve.

3.

Cut-off = US$60.84/t.

4.

Veins less than 0.8 m in width have been diluted to 0.8 m at zero grade.

5.

Based on P&E’s knowledge there are no environmental, permitting, legal, title, taxation, socio-economic political issues at would materially affect these Mineral Resources. These Mineral Resources would be materially affected by fluctuations in metal prices.  P&E used a gold price of US$800 per ounce (oz) and US$12.00 per oz for silver for estimating Mineral Resources and Reserves, which reflect the price levels at the end of 2008.  The pre-tax NPV is most sensitive to the gold price, followed by silver price, operating costs and capital costs, respectively.

6.

The cut-off value used to estimate Mineral Rources are based on historical January to October 2008 geologic, mining, plant and mine administration variable and fixed costs, and November and December 2008 estimated costs. P&E considers these cost to be reasonable as a basis for estimating Mineral Resources.

7.

Only 1.8 million tonnes of Measured and Indicated Resources grading 579 g/t Ag and 8.69 g/t Au have been converted into Mineral Reserves.  The balance of Measured and Indicated Resources remain at the end of mine life.

8.

Table 1.6 represents 100% of the Property. MAI has a 49 % interest in the Property.

A total of 1,804,800 tonnes of measured and indicated mineral resources, grading 579.1 grams Ag / tonne and 8.69 grams Au / tonne were initially used to convert to San José mineral reserves.  A summary of this estimate, by vein is presented in Table 1.7.

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Table 1.7: Measured and Indicated Mineral Resources Initially Used In Mineral Reserve Estimation
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	458,885	440.75	12.09
Kospi	580,097	779.06	8.48
HVS	147,555	738.38	11.07
HVC	111,411	426.30	4.54
HVN	130,088	488.70	5.37
Odin	185,131	454.19	6.53
Ayelén	34,046	556.78	5.74
Ramal 483	43,570	364.54	4.17
Ramal Frea	89,329	425.91	6.75
Ramal HVS	24,691	567.01	7.97
Total	1,804,804	579.11	8.69

Note: Table 1.7 represents 100% of the Property. MAI has a 49 % interest in the Property.

Diluting these mineral resources to a minimum 0.8m adds 21,000 tonnes, at zero grade, to the measured and indicated mineral resources in Table 22.3.  A summary of initially used measured and indicated mineral resources, estimated to a minimum 0.8 m width, are presented in Table 1.8.

Table 1.8: Initial Measured and Indicated Mineral Resources To A Minimum 0.8m
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	461,974	437.83	12.01
Kospi	581,409	777.31	8.46
HVS	156,241	696.98	10.46
HVC	111,629	425.46	4.53
HVN	132,049	481.25	5.29
Odin	187,530	448.60	6.44
Ayelén	34,243	553.77	5.70
Ramal 483	43,602	364.31	4.16
Ramal Frea	89,466	425.16	6.74
Ramal HVS	27,661	504.64	7.13
Total	1,825,805	572.41	8.59

Note: Table 1.8 represents 100% of the Property. MAI has a 49 % interest in the Property.

Within the boundaries of the initial measured and indicated mineral resources, used in the mineral reserve estimation, there is an estimated 80,500 tonnes of planned internal dilution grading 73.2 grams Ag / tonne and 1.23 grams Au / tonne. This dilution will be mined (drilled, blasted and mucked) during the regular mining cycle. This equates to a planned internal dilution of 4.4%, 0.6 % and 0.6 % by tonnes, contained Ag and contained Au, respectively. A summary of this estimate, by vein is presented in Table 1.9.

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Table 1.9: Measured and Indicated Mineral Resources Internal Dilution Estimation
San José Mining Operation

Vein	Tonnes	Ag	Au	Tonnes	Contained	Contained
		(g/t)	(g/t)	(%)	Ag (%)	Au (%)
Frea	12,123	64.88	1.17	2.6%	0.4%	0.3%
Kospi	21,315	67.21	1.02	3.7%	0.3%	0.4%
HVS	9,981	74.82	1.17	6.4%	0.7%	0.7%
HVC	3,552	82.92	0.73	3.2%	0.6%	0.5%
HVN	13,820	82.22	1.39	10.5%	1.8%	2.7%
Odin	9,138	58.14	1.97	4.9%	0.6%	1.5%
Ayelén	3,721	89.45	0.77	10.9%	1.8%	1.5%
Ramal 483	878	72.09	1.51	2.0%	0.4%	0.7%
Ramal Frea	3,276	89.78	1.45	3.7%	0.8%	0.8%
Ramal HVS	2,655	101.45	1.01	9.6%	1.9%	1.4%
Total	80,459	73.18	1.23	4.4%	0.6%	0.6%

Note: Table 1.9 represents 100% of the Property. MAI has a 49 % interest in the Property.

Mine recovery involves three aspects of the San José mine design; Inaccessible Resources, Operationally Constrained Resources (“OCR”) and Uneconomic Resources. A total of 469,800 tonnes (24.6%) of mineral resources, grading 428.2 grams Ag / tonne and 6.31 grams Au / tonne, will not be recovered. Thus total of 75.4 % of internally diluted mineral resources will be extracted, containing 81 % of the internally diluted contained Ag and Au. A summary of mine recovery (extraction) is presented in Table 1.10.

Table 1.10: Internally Diluted Mineral Resources Not Recovered
San José Mining Operation

Vein	Total Not Recovered			Recovery
	Tonnes	Ag	Au	Tonnes	Contained	Contained
		(g/t)	(g/t)		Ag	Au
Frea	44,920	345.16	10.06	90.5%	92.4%	91.9%
Kospi	47,270	660.01	7.94	92.2%	93.1%	92.4%
HVS	34,563	378.26	5.48	79.2%	88.1%	88.5%
HVC	15,764	438.55	4.30	86.3%	85.5%	86.7%
HVN	27,439	393.01	4.76	81.2%	83.3%	81.8%
Odin	196,668	430.46	6.23	0.0%	0.0%	0.0%
Ayelén	37,965	508.26	5.22	0.0%	0.0%	0.0%
Ramal 483	19,534	295.38	2.62	56.1%	63.8%	72.0%
Ramal Frea	33,680	266.10	6.40	63.7%	76.6%	64.5%
Ramal HVS	12,030	415.64	4.89	60.3%	64.9%	70.6%
Total	469,833	428.15	6.31	75.4%	80.9%	81.2%

Note: Table 1.10 represents 100% of the Property. MAI has a 49 % interest in the Property.

A total of 1,436,400 tonnes, grading 591.6 grams Ag / tonne and 8.93 grams Au / tonne, is scheduled to be recovered, before planned external dilution. A summary of total extracted, externally undiluted tonnes, is presented in Table 1.11.

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Table 1.11: Extracted Externally Undiluted Mineral Resources
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	429,176	436.99	11.91
Kospi	555,455	760.04	8.22
HVS	131,659	733.49	11.06
HVC	99,418	411.14	4.43
HVN	118,430	455.13	4.96
Odin	0
Ayelén	0
Ramal 483	24,946	408.01	5.28
Ramal Frea	59,062	497.26	6.64
Ramal HVS	18,285	504.66	7.72
Total	1,436,431	591.63	8.93

Note: Table 1.11 represents 100% of the Property. MAI has a 49 % interest in the Property.

The 1,436,400 tonnes of extracted mineral resources will be externally diluted by 189,300 tonnes of material, at zero grade, averaging 13.2 % planned external dilution. A summary of this planned external dilution is presented in Table 1.12.

Table 1.12: Planned External Dilution Included in Mineral Reserves
San José Mining Operation

Vein	Tonnes	% Of Extracted Resources
Frea	70,669	16.5%
Kospi	51,414	9.3%
HVS	27,012	20.5%
HVC	12,267	12.3%
HVN	13,864	11.7%
Odin	0
Ayelén	0
Ramal 483	2,872	11.5%
Ramal Frea	7,206	12.2%
Ramal HVS	4,041	22.1%
Total	189,346	13.2%

Note: Table 1.12 represents 100% of the Property. MAI has a 49 % interest in the Property.

In summary there is a total of 60,600 tonnes (80,459 x 75.4%) of planned extracted internal dilution, with Ag an Au grades, and 189,300 tonnes of planned external dilution, at zero grade, for a total of 250,000 tonnes of planned dilution, 17.4 % of extracted mineral resources, in  mineral reserves. MSC has made no allowance for unplanned dilution, which would be additional to the planned dilution. Based on recent reconciliations P&E estimates unplanned dilution could be an additional 3 to 4%.

Mineral reserves, which include extracted mineral Resources and external dilution, totals 1,625,800 tonnes, grading 522.7 grams Ag / tonne and 7.89 grams Au / tonne, is summarized by vein in Table 1.13.

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Table 1.13: Mineral Reserves
San José Mining Operation
Vein	Proven			Probable			Proven & Probable
	kt	Ag	Au	kt	Ag	Au	kt	Ag	Au
		g/t	g/t		g/t	g/t		g/t	g/t
Frea	256	483	8.64	244	263	11.89	500	375	10.23
Kospi				607	696	7.52	607	696	7.52
HVS	142	629	9.37	17	440	7.57	159	609	9.18
HVC	35	341	3.58	77	377	4.11	112	366	3.94
HVN	80	450	4.97	52	342	3.63	132	407	4.44
Ramal 483				28	366	4.73	28	366	4.73
Ramal Frea				66	443	5.91	66	443	5.91
Ramal HVS	4	505	5.94	18	392	6.42	22	413	6.33
Total	517	508	7.91	1,109	529	7.88	1,626	523	7.89

1

Note: Table 1.13 represents 100% of the Property. MAI has a 49% interest in the Property.

2

Based on P&E’s knowledge there are no environmental, permitting, legal, title, taxation, socio-economic political issues at would materially affect these mineral reserves. These mineral reserves would be materially affected by fluctuations in metal prices. P&E used a gold price of US$800 per ounce (oz) and US$12.00 per oz for silver for estimating mineral resources and reserves, which reflect the price levels at the end of 2008.  The pre-tax NPV is most sensitive to the gold price, followed by silver price, operating costs and capital costs, respectively.

3

The cut-off value used to estimate Reserves is based on historical January to October 2008 geologic, mining, plant and mine administration variable and fixed costs, and November and December 2008 estimated costs. P&E considers these cost to be reasonable as a basis for estimating mineral reserves

A total of 414,500 tonnes of measured and indicated mineral resources, grading 327.6 grams Ag / tonne and 5.27 grams Au / tonne, and 1,049,900 tonnes of inferred mineral resources, grading 334.0 grams Ag / tonne and 5.66 grams Au / tonne, remain at the end of mine life. A summary of remaining mineral resources, after mine life, is presented in Table 1.14.

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Table 1.14: Remaining Mineral Resources After Mine Life
San José Mining Operation

Vein	Measured & Indicated			Inferred
	Tonnes	Ag	Au	Tonnes	Ag	Au
		(g/t)	(g/t)		(g/t)	(g/t)
Frea	44,886	215.42	9.01	104,931	115.06	7.08
Kospi	64,979	478.84	6.77	113,539	625.88	10.95
HVS	15,932	282.57	4.71	25,116	391.86	6.03
HVC	7,653	266.85	3.75	754	285.99	8.71
HVN	19,859	276.72	3.31	15,765	214.86	2.57
Odin	118,501	230.24	4.44	421,946	207.93	4.70
Ayelén	81,171	461.40	4.81	268,236	506.51	4.93
Ramal 483	15,267	259.20	1.90	2,323	351.75	1.52
Ramal Frea	33,234	317.37	5.51	79,330	283.07	4.61
Ramal HVS	13,037	286.23	3.17	17,961	401.62	4.69
Total	414,518	327.60	5.27	1,049,900	334.00	5.66

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

3.

The mineral resources in this TR were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

4.

Table 1.14 represents 100% of the Property. MAI has a 49 % interest in the Property.

MINING OPERATION

San José is currently a ramp access underground mining operation. Both Conventional, for stopes less than 2 m wide, and Mechanized Cut and Fill using scooptrams, and jacklegs (pneumatic rock drills) or single-boom jumbos, respectively, is used at San José. Production from San José is expected to deliver 1,691,300 tonnes of ore to the mill facility, by the first quarter of 2012.

MINERAL PROCESSING

The San José plant is a conventional flotation mill with concentrate processed to doré on site. The current cyanidation circuit however has insufficient capacity to process all concentrate so the balance is shipped to a smelter. A floatation concentrate is produced recovering a average 84.1 % and 84.4 % of the contained gold and silver, respectively, from the ore. Approximately fifty percent of the floatation concentrate is further processed on site by intensive cyanide leaching followed by electrowinning to produce a precipitate product. The precipitate is smelted in furnaces to produce a doré bullion. A total of 343,400 oz of gold and 22.7 million oz of silver will be recovered in the doré and the floatation concentrate representing an overall recovery of 81.5 % gold and 80.7 % silver, LOM.

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CAPITAL AND OPERATING COST ESTIMATES

San José’s capital cost items include operations, support, mine development, community relations costs, and mine closure. A summary of San José’s total capital costs is presented in Table 1.15.

Table 1.15: Capital Costs In US$000'
San José Mining Operation

Description / Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Operations
Mine Equipment and Tools	6,584	6,660	3,170								16,413
Quimico Laboratory	74	20	39								133
Metallurgical Laboratory	48	3	25								75
Plant	627	636	74								1,337
Maintenance	168	483	50								701
Geology Equipment and Tools	378	100	0								478
Geotechnical Equipment and Tools	7	7	7								22
Plant Punch List Application	3,000	3,000	0								6,000
Subtotal Operations	10,886	10,908	3,365								25,159

Support
Logistics Equipment and Tools	61	668	33								762
Security	381	481	219								1,082
Environment	232	262	202								696
Human Resources	400	287	25								712
Office Furniture		62	0								62
Systems	258	248	218								723
Subtotal Support	1,333	2,007	697								4,036
Mine Development	13,397	14,224	5,103	0	0	0	0	0	0	0	32,724
Community Relations	600	600	600	0	0	0	0	0	0	0	1,800
Mine closure	0	0	0	4,041	827	348	348	348	348	348	6,607
Total	26,215	27,739	9,765	4,041	827	348	348	348	348	348	70,326

Note: Table 1.15 represents 100% of the Property. MAI has a 49 % interest in the Property.

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A summary of San José’s life of mine operating costs, in US$000’s, is presented in Table 1.16.

Table 1.16: Life of Mine Operating Costs (US$000’s)
San José Mining Operation

Item	Units	2009	2010	2011	2012	Total
Geology	US$'000	1,785.7	1,842.0	1,842.0	364.9	5,834.5
Mine	US$'000	10,756.0	10,417.8	9,729.2	1,945.2	32,848.2
Royalties	US$'000	3,514.6	3,581.9	3,770.8	841.1	11,708.5
Plant	US$'000	9,443.5	9,279.8	9,219.0	2,067.4	30,009.7
Refining	US$'000	4,545.3	4,709.6	4,601.0	1,122.9	14,978.9
General Services	US$'000	8,614.4	8,661.6	8,644.4	2,209.7	28,130.1
Mine Administration	US$'000	17,542.5	17,374.8	17,374.8	4,343.7	56,635.7
Subtotal Cost	US$'000	56,202.0	55,867.5	55,181.1	12,895.0	180,145.6
Tonnes Milled	t	522,046	529,491	525,457	114,311	1,691,305
Cost per Tonne	US$/t	107.66	105.51	105.02	112.81	106.51

Note: Table 1.16 represents 100% of the Property. MAI has a 49 % interest in the Property.

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1.0

INTRODUCTION

1.1

TERMS OF REFERENCE

The following is a Technical Report (the “Report”) prepared by P&E Mining Consultants Inc. (“P&E”) regarding the San José Mine located in Santa Cruz Province in Argentina. (the “Property”). This Report has been prepared in compliance with the requirements of Canadian National Instrument (“NI”) 43-101 and in accordance with the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

This report was prepared at the request of Mr. James Duff, Chief Operating Officer of Minera Andes Inc. (“Minera Andes” or “MAI”). Minera Andes is an Alberta based company trading on the Toronto Stock Exchange under the symbol of “MAI” and on the National Association of Securities Dealers (“NASD”) OTC Bulletin Board under the symbol of “MNEAF”, with its corporate office at:

111 East Magnesium Road, Suite A

Spokane, WA

USA 99208

Tel: (509) 921-7322

Fax: (509) 921-7325

This report is considered current as of January 1, 2009.

The San José silver-gold Property is located in Perito Moreno District, in the Province of Santa Cruz, Argentina, lying approximately between latitudes 46°41’S and 46°47’S and longitudes 70°17’W and 70°00’W. Title to the San José Property is held by Minera Santa Cruz, S.A. (“MSC”), the holding and operating company set up under the terms of an option and joint venture agreement between Minera Andes, S.A. (“MASA”) (49%) and Hochschild Mining (Argentina) Corporation (“HMC”) (51%). MASA is an indirect wholly-owned subsidiary of Minera Andes. HMC is a wholly owned subsidiary of Hochschild Mining PLC (“Hochschild” or “HOC”).

The San José Mine is an operating underground mine exploiting epithermal Ag-Au and Au-Ag vein deposits. The Property was discovered and acquired by Minera Andes in 1997. There is no formally-recorded exploration on the Property prior to work carried out by Minera Andes in the late 1990s. To date, 772 drillholes have been drilled on the Property, totalling 139,192 m.

A site visit on the February 4, 2009 has been carried out by Mr. Eugene Puritch, Mr. James Pearson and Mr. Al Hayden of P&E, who have provided specific input to the present Report.

1.2

CURRENCY AND EXCHANGE RATE

Metric units of measure have been used throughout this Report, unless noted otherwise. Argentinean Pesos have been converted to US dollars at the exchange rate of 0.2885 as of December 31, 2008. Costs have been estimated in United States dollars (US $). Gold (“Au”) and silver (“Ag”) metal assay values are reported in grams per tonne of metal (“g/t”) unless ounces per ton (“oz/T”) are specifically stated.

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1.3

SOURCES OF INFORMATION

This Report is based, in part, on internal MSC and Hochschild technical reports, and maps, published government reports, company letters and memoranda, and public information as listed in the "References” Section 20.0 at the conclusion of this Report. Several sections from reports authored by other consultants have been directly quoted or summarized in this Report, and are so indicated where appropriate.

It should be noted that the authors have relied heavily upon selected portions or excerpts from material contained in the following NI 43-101 compliant technical reports. All of these reports are publicly available on SEDAR (www.sedar.com):

“NI 43-101 Technical Report, Minera Andes Inc., San José Silver-Gold Project, Santa Cruz, Argentina”. NI 43-101 report prepared for Minera Andes Inc. by SRK Consulting, dated May 29, 2009.

“NI 43-101 Technical Report Update on the San José Property, Santa Cruz Province, Argentina”. NI 43-101 report prepared for Minera Andes Inc. by AMEC Americas Limited, dated October 1, 2007.

“San José Property, Santa Cruz Province Argentina, NI 43-101 Technical Report”. NI 43-101 report prepared for Minera Andes Inc. by AMEC Americas Limited, dated June 30, 2007.

“Technical Report on the San José Property, Santa Cruz Province, Argentina”. NI 43-101 report prepared for Minera Andes Inc. by AMEC Americas Limited, dated November 11, 2005.

“Resource Estimate for the El Pluma / Cerro Saavedra Property, Santa Cruz Province, Argentina”. NI 43-101 report prepared for Minera Andes Inc. by Snowden Mining Industry Consultants, dated July 26, 2002.

Draft copies of this Report have been reviewed by Minera Andes for factual errors, however, in as much as Minera Andes is not the operator and therefore can only verify to the best of their ability. Where necessary, P&E has verified select information in this Report with MSC and Hochschild.

1.4

GLOSSARY OF TERMS

Abbreviation	Description
a	annum (year)
AA	Atomic Absorption, a technique used to measure metal content subsequent to fire assay
Ag	silver
Alex Stewart	Alex Stewart (Assayers) Argentina S.A.
ALS Chemex	ALS Chemex Laboratories
AMEC	AMEC Americas Limited
Andean Resources	Andean Resource Limited
asl	above sea level

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Abbreviation	Description
Au	gold
AVR	acidification-volatization-recovery
Cateo	Exploration License
CCD	counter current decantation
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimetre
cm3	cubic centimetre
COV	cut-off value
CSA	Canadian Securities Administrators
DCP	direct coupled plasma
ddh	diamond drill hole
d	day
d/wk	days per week
dmt	dry metric tone
DPM	Santa Cruz Provincial Department of Mining
E	east
ECOV	economic cut-off value
EIR	environmental impact report
el	elevation level
EQC	environmental quality certificate
EW	electrowinning
FA	fire assay
g	gram
GR	gravity / flotation
g/L	grams per litre
g/t	grams per tonne
Grav.	Gravimetric
h	hour
ha	hectare (10,000 m2)
HMC	Hochschild Mining (Argentina) Corporation
Hochschild	Hochschild Mining PLC
HOC	Hochschild Mining PLC
HS	High sulfidation
HVC	Huevos Verdes Central
HVN	Huevos Verdes North (Norte)
HVO	Huevos Verdes Oeste (West)
HVR	Huevos Verdes Ramal
HVS	Huevos Verdes South (Sur)
ICP	inductively coupled plasma
ID3	inverse distance cubed
ILR	intensive leach reactor
IS	Intermediate sulfidation
JORC Code	Australasian Code for Reporting Mineral Resources and Ore Reserves (2004) published by the Joint Ore Reserves Committee (“JORC”)
JV	Joint Venture
kg	kilogram
kg/m3	kilograms per cubic metre

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Abbreviation	Description
kg/t	kilograms per tonne
km	kilometre
km/h	kilometres per hour
km2	kilometres squared
kWh	kilowatt-hour
kWh/t	kilowatt-hour per tonne
lb	pound
LOM	Life of Mine
LS	Low sulfidation
m	metre
m3	cubic metre
M	million
M & I	Measured and Indicated Resources
Ma	millions of years
MAI	Minera Andes Inc.
masl	above mean sea level
MASA	Minera Andes S.A.
MCOV	marginal cut-off value
MHC	Mauricio Hochschild Cia. Ltda. (Argentina)
Mina	Mining License
Minera Andes	Minera Andes Inc.
MSC	Minera Santa Cruz S.A.
Mt	millions of tonnes
N	north
NASD	National Association of Securities Dealers
NE	northeast
NI 43-101	National Instrument 43-101 (Canada)
NN	nearest neighbour
NW	northwest
NSR	Net Smelter Royalty
OCR	operationally constrained resources
oz	ounces
oz/T	ounces per ton
Pesos	Argentine currency, Pesos
P&E	P&E Mining Consultants Limited
ppm	parts per million
RC	reverse circulation (drill hole)
S	south
SD	standard deviation
SE	southeast
SEDAR	System for Electronic Document Analysis and Retrieval
SEGEMAR	Servicio Geológico Minero Argentino
SW	southwest
t	tonnes (metric measurement)
t/a	tonnes per year
TIN	Triangulated Irregular Network
TMF	Tailings Management Facility
tpd	tonnes per day

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Abbreviation	Description
US $	United States dollars
UTM	Universal Transverse Mercator
veta	vein (Spanish)
W	west
XRD	X-ray diffraction
°C	degrees Celsius
<	less than
>	greater than

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2.0

RELIANCE ON OTHER EXPERTS

P&E has assumed, and relied on the fact, that all the information and existing technical documents listed in the References section of this Report are accurate and complete in all material aspects. While we carefully reviewed all the available information presented to us, we cannot guarantee its accuracy and completeness. We reserve the right, but will not be obligated to revise our Report and conclusions if additional information becomes known to us subsequent to the date of this Report.

Although copies of the tenure documents, operating licenses, permits, and work contracts were reviewed, an independent verification of land title and tenure was not performed. P&E has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties but has relied on the clients solicitor’s to have conducted the proper legal due diligence. Hochschild’s licensing agent, Oscar Gaggero, was responsible for providing information to P&E on the San José concessions.

A draft copy of the Report has been reviewed for factual errors by the client and P&E has relied on Minera Andes historical and current knowledge of the Property in this regard. Any statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this Report.

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3.0.

PROPERTY DESCRIPTION AND LOCATION

3.1

LOCATION

The San José silver-gold Property is located in Perito Moreno District, in the Province of Santa Cruz, Argentina, lying approximately between latitude 46°41’S and 46°47’S and longitude 70°17’W and 70°00’W (Gauss Kruger, Zone 2 coordinates approximately 4830000N 2400000E) (Figure 3-1). The mine is by air 1,750 km south-south-west of Buenos Aires and 230 km south-west of the Atlantic port of Comodoro Rivadavia. The nearest town is Perito Moreno, at approximately 30 km west of San José.

Figure 3-1: Location map of San José Property, Argentina

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3.2.

PROPERTY DESCRIPTION AND TENURE

The San José Property covers a total area of approximately 50,491 hectares and consists of 46 contiguous mining concessions totalling approximately 40,499 hectares (consisting of 17 “Minas” or approved mining claims; and 29 “Manifestations” or claims that are in the application process for mining claim status) and one exploration permit covering approximately 9,992 hectares. Fees paid in Argentinean Pesos, in the amount of Pesos $329,600 (US $95,089.60) for the mining concessions and Pesos $8,000 (US $2,308) for the exploration license, were paid in 2008 to keep the licenses in good standing. The details of the 46 mining (mina) concessions and the one exploration (cateo) concession are presented on Table 3.1 and Figure 3-1.

The following information on the joint venture agreement is taken from the NI 43-101 report by AMEC (2007a) and Minera Andes Annual Information Form, 2008.

Title to the San José Property is held by Minera Santa Cruz, S.A. (“MSC”), the holding and operating company set up under the terms of an option and joint venture (“JV”) agreement between Minera Andes, S.A. (“MASA”) (49%) and Hochschild Mining (Argentina) Corporation (“HMC”) (51%). MASA is an indirect wholly-owned subsidiary of Minera Andes. The original Agreement was finalized on 15 March 2001. HMC is a wholly owned Cayman Islands-based subsidiary of Hochschild Mining PLC (“Hochschild” or “HOC”), a public UK-registered company based in Peru. Hochschild was formerly a private Peruvian company named Mauricio Hochschild & Cia. Ltda. (“MHC”) that in November 2006 became a publicly-traded company on the London stock exchange.

MSC was specifically set up in March 15, 2001 to explore and develop gold and silver mineralization on the San José Property.

Under the Agreement, MHC could earn a 51 % ownership in the Property by spending a total of US$3 million over three years, and of that, a minimum of US$100,000 per year had to be spent on exploration targets within the Property other than the Huevos Verdes vein.

In addition, MHC was required to make semi-annual payments totalling US$400,000 per year (subsequently amended to US$200,000 per year as noted below) until “pilot plant” production was achieved. As part of the Agreement, title to the Property was transferred to, and held by, the joint venture holding and operating company (MSC).

On May 6, 2003 MHC fulfilled all obligations necessary to enable MHC to vest at 51 % in the Property. In the fourth quarter of 2003, MASA subscribed for additional equity in MSC, so as to maintain their 49 % interest.

On October 20, 2004, MASA and MHC reached an amendment to the Agreement whereby the advanced-stage San José Property could proceed directly to a full-scale milling operation, should the Feasibility Study (at the time already underway) result in a positive production decision. The amendment to the Agreement eliminated the requirement for initial preliminary production from a 50 t/d pilot plant.

MHC’s property payment structure to MASA was also changed in the Amendment. Originally, the Agreement included payments totalling US$400,000 a year until a 50 t/d pilot was built. In lieu of building the pilot plant, MASA still received payments from MHC of US$400,000 annually that continued until the positive Feasibility Study was received in October, 2005. Payments were then reduced to US$200,000 annually and continued until 28 March 2006, when the MSC board of directors approved a positive mine completion plan.

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In keeping with the regulations all Property boundaries were survey although there are no physical markers of licence boundaries on the Property. Surveying was completed by MSC using a total station instrument.

3.3

SURFACE RIGHTS

A mining licence alone is not sufficient to permit mining operations. An agreement for access and occupation of the surface land is also required from the surface owner and occupier before mining may commence. Surface rights in Argentina are not associated with title to either a mining lease or a claim and must be negotiated with the landowner.

To ensure the integrity of its operations, MSC has purchased land and correspondingly the surface occupation rights in 2002 from the Beitia Family known as “Estancia San José”, for an area of 2,875 hectares covering the area required to construct the mine and the facilities for San José. The sale price agreed on was US $353,400. An amendment to the agreement in November 11, 2005 allowed MSC to adjust the location of Estancia San José. MSC were granted easement rights and use of existing roads covered by the surface rights.

A new agreement in June 1, 2006 ratified easement rights and detailed and regulated the obligations of each party in connection with easement. The owners of Estancia San José shall be entitled to collect compensation from MSC in the following cases:

•

If MSC quarries material from Estancia San José for road construction or for any other mining operation, the owners of Estancia San José will be entitled to collect US$0.90 plus VAT/m3 of rock extracted from Estancia San José. During the first 12 months from the execution of the New Agreement (2006), the price will be decreased to US$0.40/m3 plus VAT;

•

If MSC performs exploration activities, compensation to the owners of Estancia San José will be paid as follows:

1.

Construction of Mining Road: US$150/km.

2.

Construction of roads: US$250/km.

3.

Construction of trenches: US$250/km.

•

A monthly payment of US$800 will be paid to the owners of the Estancia San José for the use of a house located in the Estancia San José. Payment of this price also entitles MSC to use roads connecting Estancia San José and the neighbouring properties.

In the latest agreement signed by the landowners, in September 2008, MSC agreed to compensate for wider access roads by providing extra accommodation to the landowners, the Beitia family.

On February 14, 2006 MSC together with members of the Flores family purchased the surface rights to ‘Estancia Carmancita’, a 5,543 ha land package covering a portion of the area between Highway 43 and the Estancia San José where the mine facilities are located. MSC holds 66.6 % of the surface rights to Estancia Carmancita which grants MSC free right of access. AMEC (2007a) reported that all obligations regarding this transaction have been completed by MSC.

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The location of concessions and the limit of the MSC surface rights is also indicated on Figure 3-2.

With these two agreements the main access route to the Property from Highway 43 and all required mine infrastructure, tailings, dumps, etc are provided for. MSC has expressed its intent to purchase additional land in due course, as may be necessary to ensure its control of any target areas of economic mineralisation. The AMEC (2007a) and SRK (2009) reports provide full details on the agreements and compensation with the land owners.

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Table 3.1: Mina and Cateo Concessions for San José Property

Claim	File Number	Area (ha)	Initial Application Date*	Mina Application Date	Mina Approval Date	Annual Holding Cost ($Pesos)
El Pluma E2	412.278/MA/99	1000	22/11/1999	12/08/2005	9/08/2006	$ 8,000
El Pluma 3	412.279/MA/99	750	22/11/1999	12/08/2005	18/10/2006	$ 6,400
El Pluma E3	412.280/MA/99	800	22/11/1999	12/08/2005	18/10/2006	$ 6,400
El Pluma 4	412.281/MA/99	1000	22/11/1999	12/08/2005	18/10/2006	$ 8,000
El Pluma E1	410.412/MA/99	1000	16/04/1999	11/04/2005	9/08/2006	$ 8,000
Tres Colores A	411.332/MA/99	1000	4/08/1999	1/07/2005	9/08/2006	$ 8,000
Saavedra 5	410.089/MA/99	800	10/03/1999	30/10/2002		$ 6,400
Saavedra 7a	410.090/MA/99	1000	10/03/1999	15/04/2002	26/07/2007	$ 8,000
Saavedra 2a	410.091/MA/99	1000	10/03/1999	5/05/2004	13/08/2007	$ 8,000
Saavedra 8	410.092/MA/99	1000	10/03/1999	15/02/2006	15/05/2008	$ 8,000
Saavedra 1a	410.093/MA/99	1000	10/03/1999	5/05/2004		$ 8,000
Saavedra 6b	410.094/MA/99	800	10/03/1999	1/07/2005		$ 6,400
Saavedra 4	410.095/MA/99	800	10/03/1999	1/07/2005	29/08/2007	$ 6,400
Saavedra 3	410.096/MA/99	800	10/03/1999	1/07/2005		$ 6,400
El Pluma 1	410.411/MA/99	750	16/04/1999	1/07/2005		$ 6,400
Tres Colores B	411.331/MA/99	998.5	4/08/1999	1/07/2005		$ 8,000
El Pluma 2	412.277/MA/99	1000	22/11/1999	12/08/2005	1/09/2008	$ 8,000
Tres Colores D	414.640/MA/00	901	1/09/2000	17/04/2006	17/10/2007	$ 7,200
Tres E	414.266/MA/00	999.93	24/06/2000	20/10/2005		$ 8,000
Tres F	414.267/MA/00	999.93	24/06/2000	12/12/2005		$ 8,000
Tres Colores G	414.639/MA/00	397.5	1/09/2000	15/02/2006	20/11/2007	$ 3,200
Uno C	413.097/MA/00	820.2	6/03/2000	12/08/2005		$ 7,200
Saavedra 10	413.395/MA/00	1000	6/04/2000	10/12/2004		$ 8,000
Saavedra 9	413.396/MA/00	1000	6/04/2000	10/12/2004		$ 8,000
Tres Colores F	414.641/MA/00	901	1/09/2000	12/12/2005		$ 7,200
Tres Colores C	414.642/MA/00	901	1/09/2000	29/03/2006	8/10/2007	$ 7,200
Tres Colores E	414.643/MA/00	901	1/09/2000	17/04/2006	1/10/2007	$ 7,200
SaavNE1	400.625/MA/01	1000	21/03/2001	10/12/2004		$ 8,000
SaavNE2	400.626/MA/01	1000	21/03/2001	10/12/2004		$ 8,000
SaavNE3	400.627/MA/01	500	24/03/2001	10/12/2004		$ 4,000
Uno F	400.764/MA/01	594	4/04/2001	17/05/2005		$ 4,800
Uno D	400.765/MA/01	840	4/04/2001	17/05/2005		$ 7,200
Uno E	400.766/MA/01	840	4/04/2001	10/12/2004		$ 7,200
Uno G	401.507/MA/01	1103.7	20/06/2001	15/02/2006		$ 9,600
Uno H	401.508/MA/01	560.4	20/06/2001	1/07/2005		$ 4,800
Uno I	401.509/MA/01	560.4	20/06/2001	10/12/2004		$ 4,800
Saavedra 11	401.874/MA/01	1000	2/08/2001	10/12/2004	11/12/2006	$ 8,000
Saavedra 12	401.875/MA/01	1000	2/08/2001	1/07/2005		$ 8,000
Saavedra 13	401.876/MA/01	1000	2/08/2001	3/11/2005	13/09/2007	$ 8,000
Saavedra 14	401.877/MA/01	1000	2/08/2001	1/07/2005		$ 8,000
Uno A	413.095/MA/00	840	6/03/2000	12/08/2005		$ 7,200
Uno B	413.096/MA/00	840	6/03/2000	12/08/2005		$ 7,200
Tres A	411.333/MA/99	1000	4/08/1999	1/07/2005		$ 8,000
Tres B	411.334/MA/99	750	4/08/1999	12/08/2005		$ 6,400
Tres C	414.264/MA/00	980	24/07/2000	12/08/2005		$ 8,000
Tres D	414.265/MA/00	770.13	24/07/2000	15/02/2006		$ 6,400
Total of Manifestations & Minas		40,498.69				$ 329,600
Cateo	403.089/MSC/01	9,992.50				$ 8,000
Total of San José Claims		50,491.19				$ 337,600

*Concessions are granted for unlimited periods of time, subject to the following conditions: (a) the payment twice a year of a mining fee or canón of 80 pesos per unit, or pertenencia; and (b) the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant canón over a five year period

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Figure 3-2: Mining Concessions and Surface Rights of the San José Mine

HIGHWAY
RP-43
TO PERITO MORENO
EL PLUMA
TO LAS HERAS
Agua Vivas
La Sorpresa
El Pluma West
Pluma
Pluma South
Tres Sebastian
FREA
Roadside
Frigga
Odin
Portugues West
Ausbri
HUEVOS VERDES
CAMP
SAAVEDRA
TRES A
TRES B
LEGEND
PRINCIPAL MINERALIZED ZONES
REGIONAL MINERALIZED TARGETS
AREA OF "Estancia San Jose" SURFACE RIGHTS AGREEMENT
AREA OF "Estancia Cormancita" SURFACE RIGHTS AGREEMENT
MINING CLAIMS (MANIFESTATIONS OF DISCOVERY)
EXPLORATION CONCESSION (CATED)
PAVED HIGHWAY
GRAVEL ACCESS ROAD
TOWNS
0
2.5
5 Km
1:200,000
SAN JOSE PROJECT
MINERA ANDES
ARGENTINA
LAND TENURE MAP
149301
AUGUST 2007
1:200,000

From Amec (2007a)

3.4

ARGENTINA’S MINING TITLE LAWS

Under the Argentinean National (Federal) Constitution, natural resources, including mineral resources, are owned by the provinces where those resources are located. Argentina has provincial mining procedural codes which apply on a provincial basis and also core legislation, passed by the National Congress, which is applicable throughout the country. The main such national legislation is the Mining Code, which regulates the exploration and exploitation of mineral resources. Other legislation relevant to the mining industry includes environmental laws passed at both national and provincial level, the national Mining Investment Law (Law No 24,196) and the provincial royalties laws. In Santa Cruz province, all concessions are granted by an administrative action under the authority of the Provincial Mining Office according to Provincial Law No. 990 (Godoy, 2007).

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Mineral rights in Argentina are separate from surface ownership and are owned by the federal government and administered by the provinces. Under the Mining Code two types of mineral permit may be granted:

1.

exploration permits, or cateos, grant the holder the right to explore minerals within a certain area for a limited period of time; and

2.

mining concessions, or minas, grant the holder the right to mine and process ore for an unlimited period of time.

Mining concessions may be granted for the mining and processing of any minerals (other than uranium and thorium, which are governed by separate regulations) within the concession. The existence of an exploration permit is not a condition to the granting of a mining concession, and mining concessions can be granted to protect a discovery made within an exploration permit held by the discoverer or on free land.

As with exploration permits, concessions are granted on the basis of pertenencias, which vary in size and number depending on the type of mineral. Mining concessions also grant the holder the right to request rights of way over the surface land in question from the relevant mining authority, in order to enable the concession holder to commence development of the property. Concession holders may also apply to the courts for a judgment requiring the owner of the surface land to sell the land covered by the concession to the concession holder.

Under Argentinean Law, mining concessions are real property, which can be transferred freely and can also be pledged. Concession holders are not required to be domiciled in Argentina.

Concessions are granted for unlimited periods of time, subject to the following conditions: (a) the payment twice a year of a mining fee or canón of 80 pesos per unit, or pertenencia; and (b) the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant canón over a five year period. Of the figure set out in the minimum investment plan for investment over five years, 20% must be invested in the first two years. Failure to comply with these conditions may result in the termination of the concession. There are no production target obligations on the holders of a mining concession.

The reader is referred to the AMEC (2007a) report and the Minera Andes Annual Information Form, 2008 for more detailed information on Argentina’s mining and property laws and environmental regulations.

3.5

ARGENTINA’S MINING ROYALTIES

Under Argentinean Law, mining concessions are real property, which can be transferred freely and can also be pledged. Concessions are granted for unlimited periods of time, subject to the following conditions:

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(a)

the payment twice a year of a mining fee or canón of 80 pesos per unit, or pertenencia; and

(b)

the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant canón over a five year period. Of the figure set out in the minimum investment plan for investment over five years, 20% must be invested in the first two years. Failure to comply with these conditions may result in the termination of the concession.

3.5.1

SAN JOSé MINING ROYALTIES

As legal owners of the mineral resources, provinces are entitled to request royalties from mine operators. Regulations vary from province to province. In Santa Cruz, where the San José Property is located, the royalty is fixed at a maximum of 3 % of the mine-site value per year payable monthly. However, under the Mining Tax Stability Agreement the mining royalty is fixed at 1.85 % of the mine-site value per year when the final product is doré and 2.55 % when the final products are concentrates or precipitates.

MSC paid US $104,204.86 in mining royalties to the State in 2008.

National Export Tax is fixed at 5 % for doré and 10% for concentrates or precipitates although rebates are available if the final products are shipped from a Patagonian maritime port (depending on the port of exportation these rebates will be reduced to nil as from 2009 and 2010).

3.6

OTHER PERMITTING REQUIREMENTS

Other permits applied and/or accepted in order to advance the Property are outlined below in Table 3.2 for the San José Property.

Grants of mining rights, including water rights, are subject to the rights of prior users. The mining code also contains environmental and safety provisions administered by the provinces.

Environmental Impact Reports (“EIR”) must be submitted to the provincial government prior to conducting mining operations. On March 1, 2006 MSC received approval for the Environment Impact Assessment (“EIA”) for the Property. The EIR must describe the proposed operation and the methods that will be used to prevent undue environmental damage and must be updated biennially. Mine operators are liable for environmental damage and violators of environmental standards may be required to shut down mining operations (Minera Andes 2007). An EIR must be submitted every two years in accordance with Argentinean law. MSC submitted an updated EIR report in June 2008 (SRK 2009).

All of the known mineralized zones, mineral resources and mineral reserves and active mine workings, existing tailings ponds, waste etc are within MSC’s concessions.

There are no back-in rights, payments or other agreements or encumbrances or environmental liabilities to which the Property is subjected. All work permits have been acquired and are in good standing.

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Table 3.2: Permits for Property Operations at San José Mine, Argentina

Permit	Agency	Observation
Exploration permit	Provincial Department of Mining Santa Cruz (“DPM”)	One Cateo
Mining Claim (Mina)	DPM	Mina status for 17 claims (covers all areas of production)
Mining Claim (Manifestations)	DPM	Remaining 29 Manifestations registered to MSC, awaiting final title
Investment plan	DPM	Presented on February 15, 2005 for each of the 46 claims
Mineral Producer Certificate	DPM	Registered since January 29, 2002 (403.305/02); renewed annually before March
Environmental Impact Report	DPM	Approved by DPM on March 1, 2006. Biannual updated report filed with DPM on June 2008.
Hazardous Waste Generator	Secretary of Environment (SMA)

Registered with the Provincial Environmental Department (SMA) since May 2, 2006 (Res. N° 046-SMA/06). Request of incorporation of Hazardous Waste corresponding to categories Y1 and Y33 has been submitted to SMA.

Environmental Quality Certificate (“EQC”)	DPM	EQC 2006 – issued, EQC 2007 issued, EQC 2008 in process of being issued.
Explosives Use	National Arms Registry

“User that receives explosive services” Register Number RE7082, issued on August 2004. Registration was dropped on August 2008.

“User that manipulate explosives” Renewed each year: Register Number 980007082, issued on May 2006. Extended up to August 2009.

Explosives Storage	National Arms Registry	Issued on May 31, 2006 for 4 deposits Date of expiration: May 31, 2011
Water Use	Department of Water Resources (DRH)	Permit for water issued on July 7, 2006 (5 year period); water use fee paid to September 2008 – invoices not yet received by MSC beyond this; monthly reports, regularly submitted by MSC
Registry of Importers and Exporters	Import/Export National Administration (Dirección General de Aduana)	Registered since January 28, 2004. Renewed on June 10, 2008.
Radio Frequency use	National Committee of Communications (CNC)	Permit issued for use of the assigned frequency and equipment.
Registry of Mining Investors	National Direction of Mining Investors (depending on National Mining Secretary)	Registered Since April 18, 2002 (Registry Number 422)
Fiscal Stability Certificate	National Mining Secretary	Certificate issued May 15, 2006 (valid 30 years)
Hydrocarbon storage permit	Secretary of Energy (National level)	Storage of hydrocarbons, tank Certification from Secretary of Energy was not requested yet.

From AMEC (2007a) and updated in SRK (2009)

3.7

COORDINATE SYSTEMS

The coordinate system used by MSC for locating and reporting drill hole information and channel sampling is UTM / PSAD 56, zone 19. The majority of the Property maps in this Report use this coordinate system.

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4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The following section is complied and summarised from previous NI 43-101 reports on the San José Property (Snowden 2002, AMEC 2007a).

4.1

ACCESS

The principal access route to San José comprises a good unsealed (dirt) road section of 32 km and then tarmac road to the port of Comodoro Rivadavia, a total distance of 350 km. Comodoro Rivadavia has scheduled national air services to Buenos Aires, the capital of Argentina, with international air connections. Principal road connections are illustrated on Figure 4-2.

Figure 4-1: Local access to the San José Property

The main incoming materials are diesel fuel, chemicals, cement, timber supports, spare parts, explosives, zinc powder, sodium cyanide and hydrogen peroxide. Transportation of materials to and from the Property is by truck. Mine haulage roads provide access from the mine portals to the ore stockpile at the process facility and temporary rock stockpile facilities. Concentrate is exported via the port of Puerto Deseado in the province of Santa Cruz, 250 km south of Comodoro Rivadavia.

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4.2

CLIMATE

The San José Mine is within an arid to semi-arid area of Argentina, with short warm summers with temperatures above 10 °C and winters with temperatures commonly below 0 °C. Strong and persistent winds can be encountered especially during the warmer months (October to May). Average rainfall at the site is estimated to be 144 mm and snowfall amounts to 32.5 mm. Annual average temperature is 8.9 °C. MSC has maintained a weather station at the Property since January 2005. Mining and exploration can continue year round in this part of Argentina.

4.3

RESOURCES AND INFRASTRUCTURE

The nearest town to the San José Property in Argentina is Perito Moreno, at approximately 30 km to the west. Las Heras, Pico Truncado, and Perito Moreno are small towns (populations ranging from approximately 3,600 to 15,000), which mostly provide labour for the local oil industry, or, in the case of Perito Moreno, for tourism and agricultural purposes. These towns are only able to supply the most basic needs (food, accommodations, fuel, hardware, labour, etc.) for very early stages of exploration. More advanced projects must be serviced from Caleta Olivia, Comodoro Rivadavia, or Buenos Aires.

The immediate area surrounding the San José Property is isolated, and initially electrical power was provided at the mine and plant site by diesel generators. It was determined that a more cost effective and longer term option would be to connect the site to the national grid, which required a power line spur of 130 km of 132 kV electric line The transmission line was completed in March 20, 2009 at a cost of US$ 21 million. The diesel generators, which are fully capable of providing sufficient power for the expanded 1,500 MTPD operation, will remain on site for back-up (MAI News Release January 16, 2009).

Fresh water is obtained by wells which have been sited so as to dewater the Frea Vein mining area. Water is stored in a surface impoundment. Water for the underground mine is sourced from the settling ponds.

The closest deep water port facility is at Comodoro Rivadavia, a driving distance of approximately 350 km. Alternatively, the port of Puerto Deseado is located approximately 400 km east–southeast of the Property.

The Property consists of camp facilities that can accommodate up to 712 personnel, medical clinic, security building, maintenance shop, processing facilities, mine and process facility warehouse, surface tailings impoundment, support buildings and mine portals, change house, core shack, an administration building and offices.

MSC has installed a satellite-based telephone / data / internet communication system.

4.4

PHYSIOGRAPHY

The topography of the San José Property in Argentina is gently rolling, with a few deeply incised valleys. Elevations on the Property range between approximately 300 m and 700 m. The Property area is considered to be semi-desert. Vegetation comprises low scrub bushes and grass, typical of harsh climate and poor soils. Fauna consists of birds, small mammals and reptiles. Most of the Property area is uninhabited; however, it is used by local farmers for sheep and cattle grazing.

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5.0

HISTORY

5.1

HISTORICAL EXPLORATION

Historical ownership and exploration of the San José Property is discussed in detail in the NI 43-101 compliant Snowden (2002) and AMEC (2007a) reports and summarized below. These reports can be viewed on SEDAR and are listed in Section 20.

Parts of the Santa Cruz Province were reviewed during the 1970’s as part of a joint Argentine government-United Nations regional exploration plan (Patagonia-Comahue). In the 1980’s FOMICRUZ, S.E., a state owned company, completed reconnaissance surveys in the province to delineate areas of interest for mineral reserves.

There is no formally-recorded exploration on the Property prior to work carried out by Minera Andes in the late 1990s. The Property was acquired by Minera Andes in 1997, after a regional structural study and prospecting program uncovered areas of Landsat colour anomalies, and coincident anomalous gold and silver values. Based on these results, Minera Andes embarked on an exploration program commencing in 1997, the details of which are described in Section 9 entitled Exploration and in Section 10 entitled Drilling.

5.2

PREVIOUS MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

A mineral resource estimate, compliant with CIM requirements, was completed in 2002 for the Huevos Verdes and the Saavedra West Vein and Breccia Zones and reported in Snowden (2002). AMEC (2005, 2007a, 2007b) for Minera Andes reported NI 3-101 compliant mineral resource and mineral reserve estimates in 2005 for the Huevos Verdes and Frea Veins and in 2007 for the Huevos Verdes, Frea and Kospi Veins. SRK (2009) reported mineral resource and mineral reserve estimates, effective June 30, 2008, for the Huevos Verdes, Frea and Kospi Veins as well as mineral resource estimates for the Odin, Ayelén and Huevos Verdes Ramal veins. These previous mineral resource and mineral reserve estimates are outlined in the following sections below.

5.2.1

SNOWDEN MINERAL RESOURCE ESTIMATE, 2002

Snowden’s 2002 mineral resource estimate on the Huevos Verdes and Saavedra West zones involved statistical and geostatistical analyses of the data, 3D solid modelling of the mineralization and a geostatistical interpolation of composite intervals into 3D grade block models. Table 5.1 summarizes the grade and tonnage of the classified mineral resource at Huevos Verdes and Saavedra West, using a cut-off grade of 50 g/t Ag.

Table 5.1: Snowden’s Mineral Resource Estimate on the Huevos Verdes and Saavedra West Zones, July 2002

Zone	Indicated			Inferred
	Tonnage (t)	Grade Ag (g/t)	Grade Au (g/t)	Tonnage (t)	Grade Ag (g/t)	Grade Au (g/t)
Huevos Verdes	1,474,000	211.8	2.6	2,110,000	251.8	2.8
Saavedra West	382,000	225.0	0.4	579,000	259.7	1.4
Total	1,856,000	214.5	2.1	2,689,000	253.5	2.5

It should be noted that although the mineral resource estimates quoted above are considered by Snowden as NI 43-101 compliant, that the data has not been originally sourced or verified by P&E.

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5.2.2

AMEC MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES, 2005

Mineral resources were estimated by MSC and audited and adjusted by AMEC and reported in their 2005 technical report and feasibility study. Mineral resource blocks were classified according to the Australasian Code for Reporting Mineral Resources and Ore Reserves (2004) published by the Joint Ore Reserves Committee (“the JORC code”) and reconciled by AMEC with 2005 CIM definitions. A US $45/t cut-off was used to represent MSC marginal cut-off. Table 5.2 summarizes the grade and tonnage of the combined classified mineral resource at Huevos Verdes and Frea veins.

Table 5.2: AMEC’s Combined Mineral Resource Estimate for the Huevos Verdes and Frea Veins, 9 August 2005

Measured Resources (t)	Indicated Resources (t)	Inferred Resources (t)	Grade Ag g/t	Grade Au g/t
167,000			737	10.31
	930,000		451	9.15
		93,000	543	9.69

It should be noted that although all mineral resource estimates quoted above are considered by AMEC as NI 43-101 compliant, that the data has not been originally sourced or verified by P&E.

Mineral reserves were estimated by MHC and reviewed and adjusted by AMEC. Mineral reserves shown below are inclusive of the Mineral Resources and are outlined in the Table 5.3 below.

Table 5.3: AMEC’s Combined Mineral Reserve Estimate for the Huevos Verdes and Frea Veins, 9 August 2005

Proven Reserves (t)	Probable Reserves (t)	Proven + Probable Reserves (t)	Grade Ag g/t	Grade Au g/t
174,000			609	8.54
	987,000		372	7.60
		1,161,000	406	7.71

It should be noted that although all mineral reserve estimates quoted above are considered by AMEC as NI 43-101 compliant, that the data has not been originally sourced or verified by P&E.

Mineral reserve parameters supporting the mineral reserve estimates were as follows:

•

minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes

•

unplanned dilution of 12%

•

mining recovery of 95%

•

stopes outlined according to a cut-off value of US $45/t and also by consideration of key mining criteria such as width, equipment selection and stope access

•

Planned pillars (crown and shaft) were addressed with a 10 m crown pillar.

•

Mineral Reserves are inclusive of the Mineral Resources.

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5.2.3

AMEC MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES, 2007

Mineral resources were estimated by MSC and audited and adjusted by AMEC and reported in their 2007 technical report. Mineral resource blocks were classified according to the JORC Code and reconciled by AMEC with 2005 CIM definitions. AMEC noted a high bias in silver estimate at Huevos Verdes South (“HVS”) that they did not correct. Mineral resources were estimated using a 176 g/t Ag equivalent cut-off grade and presented in Table 5.4 below.

Table 5.4: AMEC Mineral Resource Estimate for the San José Mine, 30 June 2007

Measured Resources (t)	Indicated Resources (t)	Measured + Indicated (t)	Inferred Resources (t)	Grade Ag g/t	Grade Au g/t
645,000				529	7.20
	1,721,000			489	8.18
		2,365,000		500	7.91
			230,000	452	7.80

It should be noted that although all mineral resource estimates quoted above are considered by AMEC as NI 43-101 compliant, that the data has not been originally sourced or verified by P&E.

Mineral reserves were estimated by MHC and reviewed and adjusted by AMEC. Mineral reserves shown below are inclusive of the Mineral Resources and are outlined in the Table 5.5 below.

Table 5.5: AMEC Mineral Reserve Estimate for the San José Mine, 30 June 2007

Proven Reserves (t)	Probable Reserves (t)	Proven + Probable Reserves (t)	Grade Ag g/t	Grade Au g/t
657,000			429	5.80
	1,729,000		431	7.16
		2,386,000	430	6.79

It should be noted that although all mineral reserve estimates quoted above are considered by AMEC as NI 43-101 compliant, that the data has not been originally sourced or verified by P&E.

Mineral reserve parameters utilized by MHC were modified by AMEC as required, and the following parameters supported the mineral reserve estimates:

•

minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes

•

unplanned dilution of 12% (adjusted from 15 % used in the Feasibility Study)

•

mining recovery of 95% (adjusted from 98 % used by MSC)

•

stopes outlined according to a break-even cut-off value of US $94/t and also by consideration of key mining criteria such as width, equipment selection and stope access

•

recovery figures used against sill pillar reserves of 25 % dilution and 75 % mining recovery (not considered in the MSC estimate)

•

10 m crown pillar

•

Mineral Reserves are inclusive of the Mineral Resources.

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5.2.4

SRK MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES, 2008

Mineral resource estimates for the San José Property were prepared by MSC and reviewed and audited by SRK for their June 2009 technical report. Mineral resource estimates were reported by SRK for the Huevos Verdes, Frea, Odin, Kospi, Ayelén and Huevos Verdes Ramal veins. Only the total mineral resource estimate for the Property is reported in Table 5.6 below. A 181 g/t Ag equivalent cut-off grade was used.

Table 5.6: SRK Mineral Resource Estimate for the San José Mine, 30 June 2008*

Measured Resources (t)	Indicated Resources (t)	Measured + Indicated (t)	Inferred Resources (t)	Grade Ag g/t	Grade Au g/t
750,000				507	8.63
	1,749,000			483	6.46
		2,499,000		490	7.11
			912,000	356	5.33

It should be noted that although all mineral resource estimates quoted above are considered by SRK as NI 43-101 compliant, that the data has not been originally sourced or verified by P&E.

Mineral reserves at the Huevos Verdes, Frea and Kospi Veins were estimated by MHC and reviewed and adjusted by SRK. Mineral reserves shown below are inclusive of the Mineral Resources and are outlined in the Table 5.7 below.

Table 5.7: SRK Mineral Reserve Estimate for the San José Mine, 30 June 2008*

Proven Reserves (t)	Probable Reserves (t)	Proven + Probable Reserves (t)	Grade Ag g/t	Grade Au g/t
519,000			459	6.28
	1,095,000		499	7.16
		1,615,000	486	6.8

It should be noted that although all mineral reserve estimates quoted above are considered by SRK as NI 43-101 compliant, that the data has not been originally sourced or verified by P&E.

Mineral reserve parameters utilized by MHC were modified by SRK in accordance with CIM standards as required, and the following parameters support the mineral reserve estimates:

•

Conventional cut and fill minimum mining width of 0.8 m.

•

Mechanized cut and fill minimum mining width of 2.0 m.

•

Planned dilution of 0.2 m on the hanging wall and 0.2 m on the footwall equalling a total planned dilution of 0.4 m.

•

Unplanned dilution of 5%.

•

Economic stope outlines from BECOV of US $115/t.

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5.3

PRODUCTION ON THE PROPERTY

Production on the San José Property to year end 2008 is reported in Table 5.8 below.

Table 5.8: Reported production on the San José Mines to 2008*

Property	2007			2008
	Extracted Tonnage (MT)	Tonnage from stockpiles (MT)	Treated Tonnage (MT)	Extracted Tonnage (MT)	Tonnage from stockpiles (MT)	Treated Tonnage (MT)
San José	110,630	14,195	92,975	306,155	20,982	295,964

Note: * Data taken from MSC monthly reports. Only reports from July to December 2007 and January to December 2008 were made available to P&E.

According to the 2008 production plan, the target rate of 1,500 t/d should have been achieved by September 2008, however delays with the Kospi decline prevented the necessary additional production areas from being brought into production. The Kospi vein was intersected in early 2009, and initial production is expected to commence my mid-year, thus providing the additional working areas to achieve the mining rate of 1,500 t/d.

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6.0

GEOLOGICAL SETTING

The geology of the San José Property is extensively covered in the NI 43-101 reports of Snowden (2002) and AMEC (2007a) and summarised below. The reader should refer to these reports for detailed information.

6.1

REGIONAL GEOLOGY

The San José Property is located in the northwest corner of the 60,000 km2 Deseado Massif of the Santa Cruz Province, Argentina (Figure 6-1). The Deseado Massif consists of Paleozoic metamorphic basement unconformably overlain by Middle to Upper Jurassic bimodal andesitic and rhyolitic volcanics and volcaniclastics. Cretaceous sediments and Tertiary to Quaternary basalts overlie the Jurassic volcanic.

Figure 6-1: Geology of the Deseado Massif, Argentina

Modified from http://www.argentexmining.com/santacruz-province.php

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Jurassic magmatism in the Deseado Massif accompanied extensional tectonics marked by normal faults, horst and graben formation, and block tilting during the opening of the southern Atlantic Ocean. Several small basins formed after the main volcanic episodes, a consequence of intense diastrophic block faulting. Continental sediments were deposited in the Upper Jurassic to Lower Cretaceous in those basins, represented by tuffaceous sandstones, tuffites, limestones, conglomerates, and shales. LS epithermal Ag-Au deposits accompanied magmatism and deformation. Basaltic plateau volcanism was dominant during the Tertiary span, coupled with minor marine ingressions that produced the deposition of sandstones, shales and fossiliferous limestones. Intrusive rocks are scarce in the area. They are represented by irregular bodies of rhyolitic porphyries that intrude the main silicic volcanic units, and by basaltic plugs that pierce the whole sequence.

Large amounts of intermediate to silicic volcanics were erupted in the Jurassic, in a sub-aerial, cratonic back-arc tensional environment. These volcanics are subdivided into the Bajo Pobre Formation, predominantly of intermediate to basic composition, and the felsic Bahia Laura Group that discordantly overlies the Bajo Pobre Formation. The Bahia Laura Group is further subdivided into the interdigitating Chon Aike Formation (dominantly ignimbrites) and the La Matilde Formation (dominantly volcaniclastics).

The volcanic rocks of the Deseado Massif host the producing Ag-Au mines of Cerro Vanguardia, Marta Mine, Manantial Espejo and San José (Figure 6-1), as well as the prospects and properties of El Dorado-Monserrat, Cerro Negro and La José fina.

The principal host rock for silver and gold mineralization in the San José district is the Bajo Pobre Formation where veins are typically developed in competent andesite flows, and to a lesser extent, in volcaniclastic units.

6.2

PROPERTY GEOLOGY

The Property is covered by the El Pluma 4769-I map sheet of the 1:250,000 Servicio Geológico Minero Argentino (“SEGEMAR”) geological map series. The geology of the San José Property is extensively covered in the NI 43-101 reports of Snowden (2002), AMEC (2007a) and SRK (2009) and summarised below. The reader should refer to these reports for detailed information. A geological map covering the major vein deposits and mine facilities for the San José Property is illustrated in Figure 6-2.

BAJO POBRE FORMATION (UPPER JURASSIC)

The Jurassic Bajo Pobre Formation at around 145-150 Ma is the lowermost stratigraphic unit on the San José Property and is assumed to underlie the entire area. It is the main host of Au and Ag mineralization at the Huevos Verdes, Frea and Kospi vein deposits as well as many regional prospects. The Formation also hosts some of the mineralization at Saavedra West Zone.

The formation comprises a lower andesite volcaniclastic unit and an upper andesite lava flow and has a maximum thickness of 120 m. A dacitic, hornblende-megacrystic lava flow of restricted extent has been identified but its stratigraphic position within the Formation is unknown.

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Figure 6-2: Geology of the San José Property

2394000
2396000
2398000
2400000
2402000
2404000
2406000
2408000
4838000
4836000
4834000
4832000
4830000
4828000
4826000
N
Sorpresa
Pluma Oeste
Eastern Windows
Pluma Sur
Road Side
Ayelén
Kospi
Frea
Ramal Kospi
Odin
Ramal Frea
Portugues
Huevos Verdes
Camp
Rio Pinturas
Saavedra Oeste
0 625 1,250 2,500 3,750 5,000
Meters
Legend
Lithology
Sediments
Fluvial Glacial Deposits
Basalts
Sandstones
Greywacke
Conglomerates
Sinter
Rhyolitic Breccia
Pyroclastics
Ash flows
Ignimbrites
Tuffs
Tuffs Litics Crystalline
Tuffs Lithic
Andesitic Volcanoclastics
Andesitic Lavas
Dacite
Rhyolitic intrusives: dykes & stocks
Quartz Veins
Floats
Milled Matrix Breccia
Veins

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An epiclastic environment is inferred for the andesitic volcaniclastic unit, supported by the chaotic changes in facies. This unit is generally pervasively altered and commonly has at least a propylitic overprint. Age dating of the volcaniclastic and lava flows indicates a hiatus of around 5 Ma between the two volcanic events. The andesitic and dacitic lava flows discordantly overlie the volcaniclastics. The andesitic lava flow has a thickness of up to 50 m. These flows are massive, with columnar jointing and auto-breccia textures where weathering and hydrothermal alteration is concentrated.

BAHIA LAURA GROUP - CHON AIKE & LA MATILDE FORMATIONS (UPPER JURASSIC)

The andesitic volcanics are discordantly overlain by volcanic rocks of the Bahia Laura Group. Subdivision of the Group into the Chon Aike and La Matilde Formations is not well defined on the Property and in previous reports the formations have been grouped together and referred to as the Chon Aike Formation (AMEC 2007a) and this is adopted in the section below.

Previously, outcrops of the Chon Aike Formation were thought to be restricted to geologically-mapped areas to the north of the Rio Pinturas valley and in the Saavedra West area. However, mapping of a widespread tuffaceous unit overlying the Bajo Pobre Formation by Dietrich et al. (2004), may belong to the tuffaceous facies of either the Chon Aike or La Matilde Formation.

The Saavedra West basin is interpreted as a syn-volcanic graben, possibly a caldera, developed within the Bajo Pobre Formation and infilled by pyroclastics correlated with the La Matilde Formation. Pebble dykes are abundant within the graben and ignimbrites that may be correlated with the Chon Aike Formation occur as dykes along one edge. In the Saavedra West area, the thickness of the Group is around 80 to 100 m, however at Huevos Verdes, La Sorpresa and Rio Pinturas the thickness is only 15 to 20 m. Pyroclastic rocks of the Chon Aike Formation are laterally extensive. Age dating of the ignimbrites within the Chon Aike Formation gives ages around 147-151 Ma, younger than the age of the volcaniclastic sequence but older than the andesitic flows of the Bajo Pobre Formation.

Where this Group is overlain by sedimentary rocks of the Cretaceous Castillo Formation, the upper contacts of the Chon Aike Formation are concordant. However, this contact is discordant with the overlying Tertiary flood basalts of the Alma Gaucha Formation.

POST-JURASSIC GEOLOGY

Deposition of Cretaceous sedimentary rocks of the Castillo Formation is interpreted to be controlled by block faulting which created small, normal fault-controlled depressions. Thickness of the formation varies but is generally between 5 to 80 m and decreases towards the south. The formation is divided into three member, with the lowermost member redefined as a tuffaceous deposit belonging to the Chon Aike Formation.

The north-western part of the Deseado Massif is covered by an extensive area of Tertiary-aged basalts with at least two basaltic episodes recognised in the San José region. The Upper Oligocene Alma Gaucha Formation occurs as uniform flat-lying flood basalts up to 30 m that cover a significant portion of the Property. Recent basaltic flows from the Cerro Portuguese volcanic centre form lava flow channels that overlie the flood basalts.

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Glacially-derived, unconsolidated till deposits up to 50 m in thickness occur predominantly in the Rio Pinturas valley.

6.3

STRUCTURAL GEOLOGY

The San José district is transacted by two north-northeast striking major lineaments. The Rio Pinturas lineament follows the Rio Pinturas valley and is one of the main structural features of the Deseado Massif. This lineament can be traced for over 100 km. A second, sub parallel lineament is located 2 km east of the Rio Pinturas lineament.

The main structural trend of fault and vein systems on the Property is north-west to north-northwest. Less prominent are east-striking faults and veins and those north to northeast striking.

The vein systems at Huevos Verdes, and possibly also those at Frea, developed along north-northwest striking (average orientation of 325° / 65° NE) sinistral strike-slip faults that were reactivated during Triassic rifting. The Huevos Verdes vein system is known to be composed of three main segments along strike.

Variations of vein orientation in bends and jogs along, and in between, sub-parallel sinistral faults control vein width and mineralization style.

Sinistral shearing along the north-northeast striking lineaments such as Rio Pinturas may have resulted in overall extension within the bounding blocks that host the San José mineralization, facilitating formation of structural openings along re-activated faults of favourable north-northwest strike.

Further details on the structural geology of the San José Property and its relation to mineralization are outlined in Section 8.2.

6.4

ALTERATION

Alteration is typically a low sulfidation (“LS”) epithermal with silicification accompanying all of the veins and fractures and occurring as a narrow alteration halo, generally surrounded by an extensive zone of intermediate argillic mixed with phyllic alteration. Strong argillic alteration is interpreted to be a supergene overprint of the propylitic halo with disseminated pyrite.

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7.0

DEPOSIT TYPES

The San José deposit is considered to be a typical LS Ag-Au epithermal deposit (AMEC 2007a).

The following sections are summarized from the following reports on epithermal systems: Panteleyev (1996), Corbett (2002, 2007) and Taylor (2007).

7.1

EPITHERMAL AU-AG DEPOSIT CLASSIFICATION SYSTEMS

Epithermal Au-Ag deposits form in near-surface environments, from hydrothermal systems at shallow crustal levels (< 1 km) or low temperatures. They are commonly associated with centres of magmatism and volcanism, but form also in shallow marine settings. Hot-spring deposits and both liquid- and vapour-dominated geothermal systems are commonly associated with epithermal deposits. The deposits contain precious metals deposited by the mixing of upwelling mineralized fluids which contain a magmatic component, with oxidizing ground water.

Much of the gangue mineralogy comprising quartz, adularia, and carbonate forms in response to the boiling of dominantly meteoric fluids upon periodic, structurally-controlled pressure release, and so may develop the characteristic banded fissure vein ores.

Historically, epithermal deposits have been exploited for a wide variety of metals and minerals, however, many of the more economically significant deposits are mined for their precious metals.

7.2

EPITHERMAL AU-AG DEPOSIT SUB-TYPES

Epithermal deposits are primarily distinguished using criteria of varying gangue and ore mineralogy, deposited by the interaction of host rocks and groundwaters with different ore fluids. The deposits are commonly considered to comprise one of two sub-types: LS and high sulfidation (“HS”) (Figure 7-1). Each sub-type is denoted by characteristic alteration mineral assemblages, occurrences, textures, and in some cases, characteristic suites of associated geochemical elements.

LS epithermal deposits are distinguished from HS primarily by their sulphide mineralogy. Many LS veins are well banded and each band represents a separate episode of hydrothermal mineral deposition. LS deposits develop from dilute near neutral pH fluids and can be subdivided further into two groups: those which display mineralogies derived dominantly from magmatic source rocks (arc LS) and others with mineralogies dominated from circulating geothermal fluid sources (rift LS).

LS epithermal deposits form in high-level hydrothermal systems from depths of less than 1 km to surficial hotsprings and are associated with regional-scale fracture systems related to grabens, calderas, flow-dome complexes and rarely, maar diatremes (Panteleyev 1996). Extensional structures in volcanic fields such as normal faults, fault splays, ladder veins etc. are common as is locally graben or caldera-fill clastic rocks. High level (sub-volcanic) stocks and / or dykes and pebble breccia diatremes occur in some areas. High grade ores are commonly found in dilational zones in faults at flexures, splays and in cymoid loops.

Styles of LS Au-Ag are distinguished according to mineralogy and relation to intrusion source rocks and influence precious metal grade, Ag:Au ratio, metallurgy and Au distribution. The following subsets of LS have been distinguished by Corbett (2007): quartz-sulfide Au ± Cu; carbonate-base metal Au; polymetallic Ag-Au; epithermal quartz Au-Ag; chalcedony-ginguro epithermal Au-Ag. Polymetallic Ag-Au deposits dominate in the Americas as fissure Ag-rich veins.

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Figure 7-1: LS and HS Epithermal Deposit Model (Corbett 2007)

Intermediate sulfidation (“IS”) sub-types are considered to be a subset of LS types. In some epithermal deposits, notably those of IS sub-type, base metal sulphides may comprise a significant ore constituent.

HS systems vary with depth and permeability control, and are distinguished from several styles of barren acid alteration. HS systems develop due to the reaction of hot acidic magmatic fluids with the host rocks, producing characteristic zoned alteration and later sulfide and Au+Cu+Ag deposition. Ore systems display permeability controls governed by lithology, structure and breccias and changes in wall rock alteration and ore mineralogy with depth of formation.

Taylor (2007) subdivides based on LS and HS which is further subdivided into those hosted by volcanic and plutonic rocks and those that are hosted in sedimentary and mixed host rocks.

7.3

SOUTH AMERICAN EPITHERMAL AG-AU DEPOSITS

The polymetallic Ag-Au vein systems of South America are considered the Andean equivalent of the SW Pacific carbonate-base metal Au epithermal systems. These systems typically occur with the following sulfides: pyrite > sphalerite > galena > chalcopyrite with electrum, Ag sulfosalts (tennantite-tetrahedrite, argentite). The deposits are mainly quartz ± calcite ± adularia ± illite assemblage of LS and IS sulfidation. Fernández et al. (2008) divided the Patagonian deposits based on metallic association into: a) Au-Ag and Ag>Au; b) polymetallic with Ag-Au or only Ag; and, c) complex polymetallic mineralization with Ag-Au. These deposits mostly form in tectonically formed veins.

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The Deseado Massif in Argentina, a large bimodal igneous province, is host to numerous occurrences of Ag-rich and polymetallic epithermal mineralisation that includes the deposits of the San José Mine (Figure 7-2). LS epithermal Ag-Au and polymetallic deposits accompanied Jurassic magmatism and deformation in the Deseado Massif. Limited K-Ar and U-Pb ages on some of the larger deposits in the Deseado Massif tentatively confirm a Late Jurassic age of mineralization, several years younger, within error, of the Jurassic volcanic host rocks (Fernández et al. 2008).

Figure 7.2: Epithermal Au-Ag Deposits of the Deseado Massif, Argentina

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8.0

MINERALIZATION

Mineralization at the San José Property is extensively covered in the Snowden (2002), AMEC (2007a) and SRK (2009) reports and summarized below. The reader should refer to these reports for detailed information.

Mineralization in the San José area occurs as LS epithermal quartz veins, breccias and stockwork systems accompanying normal-sinistral faults striking 330° to 340° and conjugate dextral faults. Most of the known mineralization at San José is hosted by the Jurassic Bajo Pobre and Chon Aike Formations.

8.1

VEINS AND VEIN SYSTEMS

Regional exploration has identified 13 vein targets, of which only three, Huevos Verdes, Frea and Kospi, have been extensively explored by surface diamond drilling and subsequently developed by underground mining. A restricted amount of diamond drilling has been carried out at the other veins, Ayelén and Odín.

After reviewing the various drilling programs AMEC (2007a) concluded the Frea and Kospi Veins are the most significant zones in terms of grade and tonnage. The mineralized Frea has been traced over an 1,200 m strike length and to depths of up to 250 m, with an average width of up to 2.5 m (AMEC 2007a, MAI News Release, September 2, 2008). The Kospi Vein has been traced for over 1,300 m strike length (SRK 2009) and to depths of up to 230 m, with an average width of around 3.0 m.

Major vein systems and exploration targets on the San José Property are discussed in detail below and illustrated in Figure 8-1.

8.1.1

HUEVOS VERDES

The Huevos Verdes vein system is one of the most important targets on the Property consisting of three to four discontinuous zones: HVN, HVS, HVC and HVR. The system is comprised of an array of sub-parallel veins striking 325° with dips ranging between 45° and 75° to the northeast that can be traced almost 2,000 m along strike. Mineralization is hosted by the Jurassic Bajo Pobre Formation, close to the contact of andesitic lava flows with underlying volcaniclastics.

The vein system has a pinch and swell nature and has numerous bends and jogs. Several sub-parallel veins and splays off the main vein have been identified. The width of the vein zone is variable, ranging from less than 1 m to around 15 m. With the exception of limited outcrops of the HVS, the remainder of the veins are blind targets, below a Cretaceous-Tertiary cover layer of up to 50 m.

Within the HVN and HVS zones, the strongest mineralization is restricted to sub-vertical 50 to 80 m long ore shoots which can extend 50 to 200 m vertically. The location of these shoots may correspond to structural bends and jogs.

High-grade portions of the veins consist of banded to mottled quartz with irregular sulfide bands mineralized by fine-grained argentite and pyrite. Ruby silver and native silver are locally observed. The base metal content (Zn, Pb, Cu) of the veins and the amount of sphalerite, galena and chalcopyrite tends to increase with depth.

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Figure 8-1: Vein systems on the San José Property

Rio Deseado
Aguas Vivas
Discovery Area:
Up to 14.3 g/ton gold
and 45.6 g/ton silver in
reconnaissance samples
La Sorpresa
Pluma West
Eastern Windows
Ayelen
Roadside
Odin
Frea
Frigga
Pluma South
Kospi
Austri
Huevos Verdes East
West Portuguesa
Huevos Verdes
La Rosalia
Rio Pinturas
Saavedra West
N
0 1 2 3 4 5
Kilometers
Jurassic volcanics
Quartz vein
Geophysical anomaly
Fault
Volcanic vent
Minera Andes property boundary
MINERA ANDES
INCORPORATED
Veins, structural trends and discovery areas
on the San Jose Project, Santa Cruz, Argentina

LOURDES
AYELEN
FRIGGA
KOSPI 1
KOSPI
FREA
ODIN A
FLOR
ODIN B
HUEVOS VERDES
RAMAL FREA
FREA SUR
KOSPI SUR
HUEVOS VERDES OESTE

San Jose Veins and Targets overlaying the Chargibility geophysics

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HUEVOS VERDES NORTH (HVN)

The main HVN vein is irregularly-shaped and pinches and swells along the 400 m of strike. The vein width varies between 0.5 to 4 m and the dip ranges between 65° to 70° to the north-northeast. The vein and surrounding host rocks have associated strong illitic and argillic alteration with minor propylitic and potassium feldspar alteration.

The northern and southern extents of the vein have been closed off by drilling. At depth, mineralization is mostly closed off, except at the northernmost end of the zone. This zone is the weakest mineralized structure of the three Huevos Verdes zones. The strongest levels of gold and silver mineralization are restricted to two principal sub-vertical shoots, which are each approximately 50 to 80 m long and can be traced approximately 150 to 200 m vertically.

HUEVOS VERDES SOUTH (HVS)

The HVS vein has been traced for approximately 520 m along strike and ranges in width from 0.5 to 3 m. The dip of the vein ranges from 42° to 75° to the north-northeast and the strike varies from 100° to 190°. The change in orientation has implications for mineralization and may explain the better mineralization and higher gold and silver grades at HVS compared to the HVN vein. Four main sub-vertical shoots, up to 80 m long horizontally and up to 200 m vertical trace, appear to control the majority of the mineralization. Mineralization is open to the north-northwest and similar to the HVN, gold and silver grades are strongest in the uppermost parts of the vein and appear to decrease with depth.

HUEVOS VERDES CENTRAL (HVC)

The HVC vein has been traced approximately 400 m along strike and ranges in width between 0.5 to 5.0 m. The dip of the vein ranges from 70° to 75° to the north-northeast. The strongest mineralization is restricted to an gently plunging ore shoot 40 to 70 m in width. The shoot has been traced for almost 300 m and remains open at depth.

HUEVOS VERDES RAMAL (HVR)

The HVR vein has been traced approximately 200 m along an east-west strike and ranges in width from 1 to 3 m. The vein is located between the HVC and HVS and has been traced vertically for 250 m.

8.1.2

FREA VEIN

The Frea vein is hosted in Jurassic volcanics and controlled by northwest trending faults. The vein is a blind target below Cretaceous sediments and Tertiary basalts, discovered in 2003 as a result of test drilling a IP / resistivity target. The vein has been traced approximately 1,200 m along its northwest-trending strike and vertically to 200 m. The width of the vein varies from 0.5 to 7 m and dips at approximately 52° to the northeast. The vein remains open in all directions except the northwest extent which is closed off by drilling.

8.1.3

KOSPI VEIN

The Kospi vein is also hosted by Jurassic volcanics and controlled by northwest trending faults however, it dips to the southwest at about 70°. Kospi is also a blind target beneath Cretaceous and Tertiary cover rocks, discovered in 2005 as a result of test drilling a IP / resistivity target. The vein has been traced for approximately 1,300 m along its northwest strike at 308° and vertically to 230 m. The thickness of the vein ranges from 0.25 to 9.5 m. The vein remains open to the southeast but is closed off by drilling in its northwest extent.

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8.1.4

ODIN AND AYELÉN VEINS

The Odin and Ayelén veins are the two most north-easterly northwest-striking sub-parallel systems that have been drilled. As a result of the 2008 drilling program, Odin has been traced approximately 1.6 km along strike and Ayelén 1.2 km along strike, with both dipping to the southwest (MAI News Releases, September 2, 2008 and January 9, 2009). SRK (2009) reported an extension to these veins of 1.9 km for Odin and 1.6 km for Ayelén. Both of these vein systems were discovered by test drilling blind geophysical targets. The Odin vein remains open to the west along strike and at depth where it has been tested to 200 m.

8.1.5

OTHER VEIN SYSTEMS AND EXPLORATION TARGETS

There are additional mineralized veins and targets identified in the AMEC (2007a) and SRK (2009) reports within the San José Property:

•

Huevos Verdes Oeste (West) (“HVO”)

•

Aguas Vivas

•

La Sopresa

•

El Pluma West

•

Pluma

•

Pluma South

•

Ramal Frea (Frea Satellite)

•

Ramal Kospi

•

Austri

•

Frigga

•

Roadside

•

Portugues

•

Saavedra (Discovery Hill)

These have been identified using a combination of geochemical and structural modelling, geophysical surveying and drilling.

8.2

STRUCTURAL CONTROLS ON MINERALIZATION

The most important control on mineralization at San José is structure, which governs the formation and opening of faults and the creation of open space during the mineralizing event. The strike of the veins are not only related to vein width but also mineralization styles and gold and silver grades.

Huevos Verdes veins have the best developed ore shoots with respect to grade and width at strike directions of 320° to 305°. Vein segments with strikes greater than 325° usually lack significant mineralization and are characterised by brecciation and fault gouge. These findings led to the conclusion that the Huevos Verdes vein system developed in a sinistral strike-slip setting. Counter-clockwise bending of a sinistral strike-slip fault creates a dilational setting, whereas clockwise bending creates a compressional environment. Therefore, open space will preferentially form in counter-clockwise bends whereas increased tectonic friction with fault gouge and brecciation will develop preferentially in a compressional setting along clockwise-rotated bends. With respect to the Huevos Verdes system, the best mineralization will generally occur where structures bend counter clockwise from the average strike (less than 325°). Mineralized shoots would be expected to occur along the vein system where vein strike bends towards less than 325°.

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Early north-northwest striking normal faults were established in the region due to Permian-Triassic rifting (Dietrich et al. 2005). Dextral east-west to west-northwest-trending wrench faulting associated with mineralization in the Deseado Massif occurred at 150 to 125 Ma. The Huevos Verdes vein system formed as sinistral extension fissures within this dextral wrench fault system. The Permian-Triassic north-northwest trending faults were reactivated and became hosts to mineralization.

The Huevos Verdes system is discontinuous and displays counter-clockwise bending at the tips of mineralized sections. This geometry is interpreted to reflect formation of mineralized tension fissures with sinistral strike-slip displacement in between dextral master wrench faults. The bending indicates proximity to dextral east-west trending master faults. Dextral wrench faulting is thought to have occurred during mid to upper Jurassic times in the region and related to the early opening of the southern Atlantic. Outcrops of east-west striking, weakly-to-unmineralized quartz veins are exposed in the intermittent segments between the three zones of the Huevos Verdes system. East-west trending lineaments are rare but present in the northwestern Deseado Massif.

Sinistral, north-northeast striking lineaments on the San José Property and illustrated in Figure 8-2, limit the known occurrences of the north-northwest striking mineralized veins such as Huevos Verdes. The Rio Pinturas and the San José lineaments form a prospective corridor, with no known mineralization either east or west of this corridor.

Litho-stratigraphy may also play an important role in governing mineralization where certain litho-stratigraphic horizons favoured the opening of fractures. Mapping in the Pluma Zone noted that the fracturing of rocks is by far more intense in andesitic lava flows than in underlying volcaniclastic rocks. Fracture-controlled wall rock alteration and mineralization is more pronounced in the lava flows. Host lithology may be a factor controlling the depth of mineralized shoots.

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Figure 8-2: Structural Lineaments on the San José Property

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The structure at the Saavedra / Saavedra West (Discovery Hill) deposits has been interpreted to be a syn-volcanic graben possibly a caldera that developed within the Bajo Pobre Formation and infilled with sedimentary rocks of the La Matilde Formation (AMEC 2007a). A series of N-NW trending steeply dipping Au-Ag quartz veins and siliceous structures occur at Discovery Hill. These veins may have been emplaced along graben-bounding faults. This trend is sub-parallel to that at Huevos Verdes and IP / resistivity surveys have traced this trend from just NE of Discovery Hill to a point that occurs 100 m directly SW of the HVS zone. Recent interpretation of the structure of the Huevos Verdes, Kospi, Frea, Odin and Ayelén veins by Minera Andes (Figure 8-3) suggest a similar graben structure, interpreted by this author as possibly caldera-related, that may be an extension of the structures at Saavedra.

Figure 8-3: Cross section showing the horst and graben structure at San José

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9.0

EXPLORATION

Information on exploration on the Property prior to 1998 is detailed in Section 5. Information on exploration on the San José Property from 1997 to September 2007 is taken from the Snowden (2002), AMEC (2007a) and SRK (2009) reports and described in Table 9.1 below. The following section is an update of the section in these reports.

Table 9.1: Summary of exploration on the San José Property, 1997-2008

Year	Company	Description
1997 to 2001	Minera Andes

5 year program consisting of prospecting; soil sampling; stream sediment sampling; mapping and sampling; trenching and channel chip sampling. IP/Resistivity (74 line km) CSAMT (42 line km) and magnetic surveys (186 line km) by Quantec Geofisica Argentina S.A. RC drilling (85 holes) and diamond drilling (3 holes); alteration studies (Portable Infrared Mineral Analyzer); metallurgical studies; discovery of Saavedra West and Huevos Verdes Zones, plus numerous prospects.

2001 to 2003	MSC

JV company created between Minera Andes and Hochschild; 2 year program consisting of surveying; IP/Resistivity (45 line km), and Real Section IP (20.25 line km) surveys by Quantec Geofisica Argentina S.A.; diamond drilling (30 holes); further definition of the Huevos Verdes Zone; mineral resource estimates at Huevos Verdes and Saavedra West vein and breccia zones.

2003 to 2004	MSC

Hochschild vested at 51 % ownership; 2 year program consisting of underground development at HVN and HVS; surface rights land purchasing; road construction; diamond drilling (39 holes); program further outlined the Huevos Verdes Zone and resulted in the discovery of the Frea Zone.

2004 to 2005	MSC

Definition-style diamond drilling (144 holes). Initiation of Feasibility Study including mineral resource and mineral reserve estimates at Huevos Verdes and Frea managed by MTB Project Management Professionals Inc. of Denver, USA, includes mine design, capital and operating cost estimation, metallurgical, geotechnical environmental EIA and social studies by Vector Argentina, AMEC retained to do resource audit; continued underground development on 480 and 430 levels at HVN and HVS; IP/Resistivity (215 line km) surveys; additional 38 diamond drillholes to test regional targets.

October 2005	MSC	Completion of Feasibility Study in October 2005, decision to proceed to production was made on March 28, 2006.
November 2005 to June 2006	MSC

Phase 1 and Phase 2 drilling at Kospi Vein (128 holes); EIA approved by DPM on March 1, 2006; continued underground development (ramp construction and drifting at HVS and Frea); Granting of Environmental Permit, production decision (March 28, 2006); change of metallurgical processing and recovery methodology to a Gekko system; supporting metallurgical test work; mine construction, permitting

July 2006 to September 2007	MSC

Ongoing plant and infrastructure construction, continued mine development, mineral resource/mineral reserve estimation (Huevos Verdes, Frea, Kospi), continued metallurgical test work, official mine opening (June 26, 2007), continued drilling of regional prospects.

September 2007	MSC	Preparation of a technical report by AMEC, including a mineral resource and mineral reserve estimation with effective date of December 31, 2006
October 2007 to December 2008	MSC

Commercial production officially commenced on January 01, 2008. Continued drilling on the Ayelén, Odin, Frea and Ramal Frea as well as exploration drilling totalling 220 drillholes and 48,762 m during 2007-2008. Mine comprised of over 18 km of workings, which includes 5.7 km advancement in 2008, with 2 access ramps.

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9.1

1997-2006 EXPLORATION PROGRAMS

Exploration by Minera Andes on the Property from 1997 to 2001 was concentrated over the northern part of the Property and consisted of geological mapping, sampling, trenching, geophysics, alteration and metallurgical studies and RC and diamond drilling. The reader is referred to Section 10 of this Report for details on the drilling program for years 1998-2008 on the San José Property.

Following the JV agreement with MHC in 2001 and the formation of JV company MSC, the Property name was changed from El Pluma-Cerro Saavedra to San José. An extensive exploration program was undertaken which included detailed topographic surveying of the Property, IP geophysics and drilling.

Exploration during 2003-2004 consisted of underground exploration / development, environmental and metallurgical studies and the construction and commissioning of a pilot plant at Huevos Verdes Vein. Land was purchased and right-of-way agreements were obtained and a camp road was constructed. Exploration on other targets on the Property included geophysical programs, surface sampling and drilling.

A technical support program with the Colorado School of Mines commenced in late 2003 and consisted of regional mapping over a 165 km2 area and detailed target mapping as well as petrographic studies, geochemical analyses, age dating, ore microscopy, fluid inclusion studies, PIMA analyses, remote sensing studies and database reviews.

Surveying of the topography, planned access and infrastructure in the Huevos Verdes and Frea areas was carried out during 2005-2007. Further IP geophysical surveys were undertaken during 2004-2005, as well as continuing development of underground workings on the Huevos Verdes Vein and diamond drilling to 2008.

MSC commissioned a feasibility study on the Property during 2004-2005 with AMEC retained to do a mineral resource audit, mine engineering, metallurgical studies and a review of capital and operating costs while Vector (Peru) S.A. and Vector Argentina were retained to undertaken the geotechnical, environmental and social aspects of the report. Based on the report outcomes, a decision was made to proceed to production phase. Pre-production at the Huevos Verdes and Frea Veins commenced on 26 June 2007.

9.2

2007-2008 EXPLORATION PROGRAM

As of December 31, 2008 the San José mine comprised more than 18 km of underground workings accessed by two ramps with construction of a third ramp to access the Kospi Vein having been completed in January 2009 (Minera Andes 2008). In 2008, several hundred metres of drifting was completed along the Frea Vein, with a total of approximately 5.7 km advancement of the San José workings completed in 2008. All underground development in mineralization has been systematically channel chip-sampled. The Frea, Odin and Ayelén Veins all have mineral potential and remain open at depth and along strike.

Underground channel sampling was undertaken in workings on the Frea, Huevos Verdes, Kospi and Ramal Frea veins in 2007-2008. Table 9.2 details the number of channels and samples taken at each of the veins.

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Table 9.2: Underground Channel Sampling Program, 2007-2008

Vein	Year	Number of Channels	Number of Samples
Frea	2007	957	4,299
	2008	1,099	4,277
Huevos Verdes	2007	920	2,830
	2008	1,729	4,315
Kospi	2008	20	83
Ramal Frea	2008	22	102

The 2007 surface drilling program consisted of 113 diamond drillholes totalling 28,846.74 m and focussed on regional prospects as well as strike extensions of known veins with most of the drilling concentrated on the Ayelén, Frea and Odin veins. The 2008 surface drilling program consisted of 80 diamond drillholes totalling 18,691.00 m and focussed on the Ayelén, Odin and Ramal Frea veins with the objective to increase the mineral resources on these veins as well as to undertake minor amounts of exploration drilling. During 2007-2008, 27 underground drillholes totalling 1,485 m were drilled in the Frea and HVS workings to explore for branches off of the main vein structures. No promising veins or structures were intercepted. Details of the 2007 and 2008 drilling programs, including results, are given in Sections 10.9 and 10.10 respectively.

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10.0

DRILLING

The following information on the drill program on the San José Property from 1998-mid 2007 is taken from the AMEC (2007a) and SRK (2009) reports and updated below to December 31, 2008.

From 1998 – 2008, 772 reverse circulation (“RC”) and diamond exploration surface and underground drillholes totalling 139,192 m have been drilled on the Property. Table 10.1 gives the details on the program for each year to year-end 2008.

Table 10.1: Drilling Program on the San José Property, 1998-2008

Year	No. drillholes	No. metres	Drill hole Numbers	Core or RC	Company
1998	38	3,956.00	EP-01 to 38	RC	Minera Andes
1999	21	1,648.00	EP-39 to 59	RC	Minera Andes
2000	29	3,698.21	EP-60 to 85 & EPD-01 to 03	RC & HQ core	Minera Andes
2001	30	5,113.24	HVD-1 to 30	HQ core	MSC
2002-2003	32	4,376.87	SJD-1 to 32	HQ core	MSC
2004	13	2,807.45	HVD-31 to 36 & SJD-33 to 39	NQ & HQ core	MSC
2005	211	43,730.12	SJD-40 to 215 & SJM-1 to 28A & MSC-4 to 8	BQ, NQ, HQ core & RC	MSC
2005-2006	178	25,100.36	SJD-216 to 330 & SJM 29 to 74	NQ & HQ core	MSC
2007	135	29,846.74	SJD-331 to 443 & SJM-75 to 95 & SJM-97	HQ core & NQ, BQ core	MSC
2008	85	18,915.05	SJD 444 to 523 & SJM-96 & SJM-100 to 103	HQ core & NQ, BQ core	MSC
TOTAL	772	139,192.04

Drilling by Minera Andes between 1998 and 2000 and by MSC between 2000 and 2004 was undertaken for the early stages of the exploration program. From 2004 onwards, MSC have primarily concentrated on drilling for mineral resource definition and infill drilling at Huevos Verdes North (“HVN”), HVS and Huevos Verdes Central (“HVC”), Frea and Kospi Veins. A minor amount of regional prospect drilling has also continued.

10.1

MINERA ANDES DRILLING, 1998-2000

The first drilling on the Property was RC drilling over three seasons by Minera Andes. A total of 85 RC holes (EP-01 to EP-85), totally an estimated 8,594 m were drilled to test a various geophysical and geological targets. The holes were drilled on the HVN, HVS and HVC Veins; there are no RC holes drilled on either the Frea or Kospi Veins. Holes were drilled at a range of azimuths and dips to depths of between 48 and 174 m. These holes were re-surveyed by MSC in 2005.

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Three diamond holes were drilled in 2000 totalling 270 m on the Saavedra West (Discovery Hill) prospect by Minera Andes.

10.2

MSC DIAMOND DRILLING, 2001

The 2001 drilling program saw 30 diamond drillholes drilled, totalling 5,113 m by MSC. The targets were predominantly HVN, HVS and HVC Veins and their extensions and a geophysical anomaly close to the South Vein. Four holes were drilled to test for a northern extension of the Huevos Verdes system beneath the basalt cover. All holes were HQ, drilled at dips ranging from -50° to -85° and to depths between 63 to 304 m. Core recoveries averaged above 90%.

Fifteen drillholes intercepted significant values of gold and silver ranging between 2 to 41.64 g/t Au and 10 to 4,100 g/t Ag over true thicknesses ranging between 0.25 and 6.8 m. The drilling assisted in tracing the vein for a total of approximately 2.25 km.

10.3

MSC DIAMOND DRILLING, 2002-2003

Between November 2002 and February 2003, 32 diamond drillholes totalling 4,376.87  were undertaken by MSC. These holes targeted geophysical and geological targets outside the main Huevos Verdes Zone. The holes were drilled at dips ranging from -45° to -69° and depths between 56 m and 279 . Core recoveries averaged greater than 90%.

Holes targeting IP / resistivity anomalies below the Cretaceous-Tertiary cover rocks led to the discovery of the Frea Zone. No other holes in this program intersected significant mineralization.

MSC initiated the use of standard logging procedures in 2002. Collars were surveyed after the completion of a drill hole and down-hole deviation measurements were taken.

10.4

MSC DIAMOND DRILLING, 2004

MSC drilled seven holes totalling approximately 695.8 m targeting northern and southern extensions of the HVN and HVS Zones. Drillholes were drilled to the southwest at dips ranging from -45° to -60° and with depths ranging between 63 and 148 m. In late 2004, seven holes totalling 2,175 m were drilled on the Frea Zone as a follow-up to the anomalous results of the 2003 drill program. Holes were drilled to the southwest at dips ranging from -50° to -57° and with depths ranging between 220 and 421 m. Collars were surveyed after the completion of a drill hole and down-hole deviation measurements were taken.

10.5

MSC DEFINITION DIAMOND DRILLING, 2005

MSC embarked on a three-phase drilling program between December 2004 and May 2005, designed to outline the mineral resources on the HVN, HVS and HVC Zones and the Frea Zone. The drilling program consisted of 138 surface diamond holes totally 32,409.59 m and 30 underground diamond drillholes totalling 1,825.85 m.

The surface holes drilled on the Huevos Verdes Zone were drilled for the most part towards the southwest, with dips ranging from -45° and -90° and depths ranging from 37 and 320 m. Holes drilled on the Frea Zone were drilled to the southwest at dips ranging between -45° and -90° and depths ranging between 56 to 421 m. Surface holes were drilled with HQ to approximately 145 m then reduced to NQ.

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Underground holes were collared horizontally at various azimuths towards either the northeast or southwest and had depths ranging from 7 to 108 m. All drillholes were drilled using BQ diameter.

Drillholes at the Huevos Verdes Zones were positioned 35 m apart along strike and 50 m vertically along section lines oriented at an azimuth of 054°. Drillholes on the Frea Zone were positioned 35 m apart along strike and 50 m vertically along section lines oriented at an azimuth of 050°.

10.6

MSC REGIONAL DIAMOND DRILLING, 2005-2006

The drill program consisted of drill-testing regional IP / resistivity geophysical anomalies that are ‘blind’, occurring beneath the Tertiary basalt and / or Cretaceous sedimentary cover rocks. A total of 54 surface diamond drillholes totalling 10,596.28 m were completed. This program led to the discovery of the Kospi Vein.

The SJD series holes were drilled using for the most part HQ, at various orientations depending on the target but mostly either to the northeast or southwest with dips around -50°. Hole depths ranged from 24 to 325 m. The HVD series holes were drilled with either NQ or BQ. Drill-testing holes on the Kospi Vein were drilled towards the northeast at dips averaging -50° and with depths ranging between 41 and 130 m. Average core recovery for both drill programs exceeded 90%. A total of 937 samples were taken.

10.7

MSC DRILLING, 2006

MSC undertook a major drilling program in late 2006 primarily concentrated on outlining mineral resources at the Kospi Vein. A total of 115 surface diamond drillholes totally 21,211 m were completed, three of these holes were drilled on the Frea Vein. The program also included 46 underground diamond drillholes drilled at HVN, HVS and the Frea Veins.

Kospi surface holes were drilled mostly towards the northeast at dips around -50° and depths ranging from 54 to 354 m. The Kospi holes were oriented at 40 m apart along strike and 40 m vertically along section lines oriented at an azimuth of 040°. The three Frea holes were drilled to test northern and southern extensions of the vein and were drilled to the northeast at depths ranging between 147 and 438 m. All surface holes were drilled using HQ. The underground drillholes were mostly collared horizontally at various azimuths either to the northeast or southwest and lengths ranging from 3.4 to 136.9 m. The underground holes were completed using NQ and BQ equivalent diameters.

10.8

MSC DRILLING, 2007

The focus of the 2007 diamond drilling program was on regional prospects and strike extensions of known veins with most of the drilling concentrating on the Ayelén, Frea and Odin Veins. The start of the program tested the northwest extensions of the Frea Vein outside of the underground working, with surface drillholes drilled towards the southwest at dips averaging -50° and hole depths varying between 80 and 525 m.

Exploration highlights for the program include a newly discovered mineralized area about 500 m long at the northwest extension of the Frea vein. To date, drilling indicates that the Frea vein is an open-ended mineralized vein, averaging 2.7 m in width (MAI News Release November 11, 2007).

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In September through to December 2007, 82 SJD-series holes totalling 20,274 m were drilled at the Frea, Odin, Ayelén, Frigga and Lourdes veins. The majority of drilling in this period concentrated on the Odin and Ayelén veins. Drilling expanded the Ayelén vein to a strike length of 1200 m and a depth of 200 m. The Frea, Odin and Ayelén veins contain high-grade gold / silver mineralization discovered in late 2005 through reconnaissance drilling of blind geophysical targets. The highest grade intercept from this drilling campaign was in drill hole SJD-412 with an intercept of 1.68 m at 52.44 g/t Au and 1,147 g/t Ag, drilled on the Odin Vein.

Four holes were drilled on the Lourdes target, five holes were drilled on the Frigga target and one hole was drilled on the Kospi Vein. These holes encountered quartz veining and / or hydrothermal breccia that returned gold or silver values at or below background levels, however geological features at these targets are indicative of epithermal systems. A goal of the 2007 program was the identification of geological trends that will be further tested in order to explore for high-grade shoots typical of those found at Frea, Kospi and Huevos Verdes veins.

Twenty two underground holes, SJM-series, were drilled in the HVS and Frea workings at horizontal dips either towards the northeast or southwest, totalling 1261 m. These holes were drilled to explore possible branches of the main veins but did not intersect any structures or veins of interest. Holes were drilled using Ingetrol WL-66 (drilling NQ core) and WL-56 (drilling BQ core). The highest grade intercept from this drilling was in drill hole SJM-86 in the Frea workings with an intercept of 2.58 m at 13.97 g/t Au and 1,448 g/t Ag.

A total of 113 surface diamond drillholes totalling 28,846.74 m were completed in 2007 by two truck-mounted Boart Longyear rigs, model LF-90 producing HQ core (Figure 10-1). Table 10.2 presents significant intercepts from the 2007 surface drilling program drilled during September to December, and reported in MAI News Release, September 02, 2008 and the MAI (2007).

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Figure 10-1: Drilling on the San José Property, Drill holes Used in the Mineral Resource Estimate

2400000
2402000
N
Kospi
Frea
Ramal Kospi
Odín
Ramal Frea
Huevos Verdes
Camp
4832000
4830000
Legend
Lithology
Sediments
Fluvial Glacial Deposits
Basalts
Sandstones
Greywacke
Conglomerates
Sinter
Rhyolitic Breccia
Pyroclastics
Ash flows
Ignimbrites
Tuffs
Tuffs Lithic Crystalline
Tuffs Lithic
Andesitic Volcanoclastics
Andesitic Lavas
Dacite
Rhyolitic Intrusives: dykes & stocks
Quartz Veins
Floats
Milled Matrix Breccia
Veins
0 187.5 375 750 1,125 1,500 Meters

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Table 10.2: Highlights of the 2007 Drilling Program (September to December)

Drill hole / Vein	From (metres)	To (metres)	Interval* (metres)	Au (g/t)	Ag (g/t)
SJD-363 Ayelén	74.4	75.9	1.5	2.57	297
and	168.7	169.7	1	5.97	587
SJD-364 Frea	142.26	145.9	3.64	11.57	1,291
SJD-366 Odin	130.2	130.57	0.37	2.63	226
SJD-367 Frea	291.78	293.86	2.08	1.54	30
SJD-368 Odin	101.2	104.35	3.15	10.57	244
includes	101.2	103.13	1.93	15.25	334
includes	102.57	103.13	0.56	34.43	321
SJD-369 Odin	144.7	145.52	0.82	8.44	539
SJD-371 Odin	130.2	130.22	0.2	0.23	22
SJD-375 Odin	123.38	124.02	0.66	0.76	146
SJD-374 Ayelén	155.66	156.85	1.19	11.67	721
SJD-376 Odin	66.5	66.95	0.45	0.66	213
SJD-379 Odin	198.94	202.45	3.51	3.74	108
includes	198.94	199.24	0.3	9.29	360
includes	200.87	202.45	1.58	5.06	144
SJD-381 Odin	193.65	194.82	1.17	4.15	85
SJD-382 Odin	108.44	109.33	0.89	0.36	49
SJD-383 Frea	125.77	126.15	0.38	0.3	78
SJD-384 Odin	219.85	220.35	0.5	0.23	16
SJD-385 Ayelén	106.15	115.4	9.25	4.1	248
includes	106.87	108.35	1.48	11.95	240
and	111.95	115.4	3.45	3.65	343
SJD-386 Frea	128.2	128.75	0.55	1.86	118
and	171.9	173.4	1.5	12.87	710
SJD-387 Ayelén	204.68	205.68	1	0.48	62
SJD-388 Odin	230.23	230.55	0.32	1.51	10
SJD-390 Ayelén	203.2	204.09	0.89	1.1	196
SJD-391 Frea	62.53	64	1.47	9.41	758
SJD-392 Odin	114.21	116.28	2.07	3.59	418
includes	114.8	115.48	0.68	6.99	951
and	134.8	135.8	1	1.23	189
SJD-394 Ayelén	228.7	229.8	1.1	3.3	482
SJD-397 Ayelén	186.88	187.9	1.02	28.22	1,759
SJD-398 Odin	125.8	126.3	0.5	6.3	1,074
SJD-401 Odin	115.6	116.05	0.45	0.45	47
SJD-403 Odin	150.2	151.8	1.6	5.2	72
SJD-404 Odin	222.1	222.9	0.8	0.99	33
SJD-406 Ayelén	177.93	178.9	0.97	0.04	450
SJD-409 Odin	60.87	62.4	1.53	1.05	131
SJD-410 Odin	235.04	236.91	1.87	3.12	45

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Drill hole / Vein	From (metres)	To (metres)	Interval* (metres)	Au (g/t)	Ag (g/t)
SJD-412 Odin	116.66	118.34	1.68	52.44	1,147
and	122.53	123.3	0.77	4.43	335
SJD-412 Ayelén	135.4	140.53	5.13	7.11	382
SJD-414 Odin	58.7	61.5	2.8	6.23	110
SJD-416 Ayelén	141.9	147.05	5.1	9.6	594
including	141.9	142.9	1	33.41	1,788
SJD-419 Odin	115.53	116.5	0.97	3.32	90
SJD-420 Odin	234.5	235	0.5	0.53	95
SJD-420 Ayelén	234.5	235	0.5	0.53	95
SJD-421 Ayelén	208.2	210.25	2.05	4.6	294
SJD-422 Ayelén	118.35	119.1	0.75	0.13	39
SJD-423 Odin	136.76	137.18	0.84	3.52	388
and	138.81	140.53	1.72	15.41	461
SJD-425 Ayelén	94.35	96	1.65	4.86	67
SJD-426 Ayelén	234.07	237.02	2.95	5.41	804
including	234.63	236.16	1.53	8.21	1,161
SJD-427 Ayelén	75.45	77.9	2.45	6.42	861
SJD-428 Ayelén	77.65	79.2	1.55	15.41	736
SJD-429 Ayelén	101.68	103.2	1.52	4.51	584
SJD-430 Ayelén	236.37	237	0.63	4.54	656
and	241.34	243.44	2.1	3.05	308
SJD-431 Ayelén	124.7	125.04	0.34	0.01	684
SJD-432 Ayelén	165.1	165.5	0.4	0.24	35
SJD-433 Ayelén	231.66	232.1	0.44	0.19	39
SJD-434 Ayelén	223.1	224.04	0.94	1.5	168
SJD-436 Ayelén	177.28	178	0.72	2.86	328
SJD-437 Ayelén	159.88	160.73	0.85	1.23	76
SJD-440 Ayelén	177.4	178.6	1.2	1.06	29
SJD-442 Frea	125.81	127.18	1.37	4.97	548
and	229.6	230.15	0.55	9.87	1,089
SJD-443 Ayelén	137.88	139.35	1.47	0.49	90

*All of the drillholes are angle holes. True thickness of the vein is undetermined.

10.9

MSC DRILLING, 2008

The focus of the 2008 drill program was the Ayelén, Odín and Ramal Frea Veins, with 80 SJD-series surface drillholes drilled on the Property, totally 18,691.00 m (Figure 10-1). The objectives of the program was mainly to increase mineral resources on these three veins with a minor amount of exploration drilling. Holes drilled for mineral resource definition were drilled on along a 80 m grid. Exploration drilling was undertaken on HVS, HVN and HVO, Kospi NW, Kospi-Frea, Ayelén NE, Frea South and Ramal Kospi veins and exploration targets.

For the most part, surface drillholes were drilled towards either the northeast or the southwest, perpendicular to structures, at dips of approximately -50° and ranged in length from approximately 110 to 350 m. Holes were drilled by two truck-mounted Boart Longyear rigs, model LF-90 capable of drilling HQ core.

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Highlights for 2008 include the newly discovered Odín Vein with intercepts including 1.85 m at 18.7 g/t Au and 1,506 g/t Ag in hole SJD-451 and in hole SJD-478 with 30.92 g/t Au and 778 g/t Ag over a 1.56 m intercept (MAI News Release September 2, 2008 and January 9, 2009). Drilling identified massive and banded quartz veining with disseminated pyrite and argillic alteration. The Odin vein remains open west along strike and to depth.

Bonanza silver grades were intersected in hole SJD-477 on the Frea vein where 4,945 g/t Ag was intercepted over 0.30 m. After the 2007-2008 drilling program, known mineralization along the Frea vein has been extend to approximately 1.2 km (MAI News Release September 2, 2008).

Five underground holes, SJM-series, were drilled in the Huevos Verdes workings at horizontal dips (two at 20°) and varying azimuths, totalling 224 m. These holes were drilled to explore possible branches off the main veins but did not intersect any structures or veins of interest. Holes were drilled using Ingetrol WL-66 (drilling NQ core) and WL-56 (drilling BQ core).

A table of significant intercepts for the 2008 surface drilling program is presented below and reported in the MAI News Releases, September 2, 2008 and January 09, 2009.

Table 10.3: Highlights of the 2008 Drilling Program

Drill hole / Vein	From (metres)	To (metres)	Interval* (metres)	Au (g/t)	Ag (g/t)
SJD-444 Odin	109.10	112.00	2.90	4.41	402.00
SJD-446 Odin	240.85	243.40	2.55	1.46	54.00
SJD-448 Odin	238.10	240.65	2.55	0.43	34.00
SJD-449 Odin	244.81	245.84	1.03	8.17	28.00
SJD-450 Odin	140.08	140.76	0.68	0.87	181.00
SJD-451 Odin	172.80	174.65	1.85	18.69	1506.00
SJD-452 Ayelén	136.98	137.83	0.85	3.33	191.00
SJD-453 Odin	204.90	206.10	1.20	0.94	36.00
SJD-455 Ayelén	325.90	326.75	0.85	0.27	15.00
SJD-456 Odin	194.50	195.10	0.60	2.57	303.00
SJD-457 Odin	219.65	220.15	0.50	7.77	124.00
SJD-458 Odin	89.70	91.00	1.30	2.98	122.00
SJD-459 Ayelén	136.95	139.65	2.70	0.24	21.00
SJD-460 Odin	120.30	122.30	2.00	3.55	524.00
SJD-462 Odin	172.60	174.54	1.94	63.63	1158.00
SJD-463 Odin	81.30	82.20	0.90	1.30	93.00
SJD-466 Odin	264.56	265.70	1.14	8.60	237.00
SJD-468 Odin	240.85	241.30	0.45	3.07	30.00
SJD-470 Frea	96.90	97.85	0.95	1.71	158.00
and	101.65	102.30	0.65	3.60	183.00
SJD-471 Frea	237.90	239.00	1.10	4.01	70.00
SJD-472 Frea	172.75	174.32	1.57	0.42	24.00

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Drill hole / Vein	From (metres)	To (metres)	Interval* (metres)	Au (g/t)	Ag (g/t)
SJD-473 Frea	253.62	253.92	0.30	6.33	890.00
SJD-474 Odin	79.00	80.50	1.50	1.38	149.00
SJD-475 Odin	173.75	175.30	1.55	20.56	1919.00
and	178.82	181.40	2.58	30.41	1922.00
SJD-477 Frea	109.62	109.92	0.30	25.23	4945.00
and	129.90	130.83	0.93	14.82	1688.00
and	136.85	138.15	1.30	13.30	1532.00
SJD-478 Odin	122.44	124.00	1.56	30.92	778.00
SJD-479 Frea**	185.10	185.58	0.48	3.67	163.00
and	210.69	212.20	1.51	7.84	52.00
and	224.24	224.54	0.30	5.07	499.00
and	227.78	228.12	0.34	3.23	104.00
SJD-480 Odin	182.90	183.26	0.36	<0.15	9.00
SJD-482 Odin	172.80	174.65	1.85	18.69	1506.00
SJD-483 Odin	132.25	133.50	1.25	3.91	280.00
and	251.73	253.85	2.12	6.91	486.00
SJD-484 Frea **	203.80	204.50	0.65	10.30	1176.00
SJD-485 Frea **	251.50	252.05	0.55	0.20	17.00
SJD-488 Odin	249.20	249.60	0.40	<0.15	3.00
SJD-489 Odin	184.30	184.74	0.44	9.27	946.00
SJD-492 Odin	220.46	221.25	0.79	1.50	115.00
and	300.27	302.02	1.75	1.13	59.00
SJD-494 Odin	225.10	225.40	0.30	10.90	92.00
SJD-495 Odin	252.50	255.20	2.70	6.03	952.00
SJD-496 Frea	170.45	172.65	2.20	1.63	193.00
SJD-498 Frea**	132.25	132.90	0.65	1.43	108.00
and	140.20	140.55	0.35	1.40	113.00
(Frea vein)	149.10	154.20	5.10	2.84	203.00
and	224.15	225.00	0.85	21.73	1502.00
SJD-499 Odin	174.95	175.55	0.60	2.10	45.00
SJD-501 Odin	259.35	261.42	2.07	0.97	42.00
SJD-503 Frea**	220.85	223.60	2.75	6.63	837.00
and	239.25	240.60	1.35	2.33	116.00
SJD-506 Frea	89.77	91.23	1.46	1.53	319.00
and	215.58	216.43	0.85	0.70	89.00
SJD-507 HVN	96.00	99.86	3.86	0.22	71.00
SJD-513 E. Frea**	100.05	103.50	3.45	0.99	57.00
SJD-520 Ayelén	85.50	86.50	1.00	0.47	82.00
SJD-522 Odin	159.40	160.25	0.85	0.20	34.00

* All of the drillholes are angled holes. True thickness of the vein is undetermined. ** Subsidiary vein.

Drill hole collars were surveyed by MSC surveyors using a Total Station Leica Geosystem TCR-405 and TCR-1105.

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10.10

CONCLUSIONS ON THE DRILLING PROGRAMS

P&E is of the opinion that the drilling programs were well run and that MSC used industry best practises for drilling and logging.

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11.0

SAMPLING METHOD AND APPROACH

The following section was sourced from the Snowden (2002), AMEC (2007a) and SRK (2009) reports.

11.1

TRENCHING

Trenching took place on the Property from 1997 to 2002 and trenches were dug over the Huevos Verdes, Saavedra West, Pluma and Sorpresa Zones. Trenches are typically 1.2 m wide, 0.5 – 1.5 m deep and range from 6 – 232 m. Approximately 203 trenches were dug and over 1,048 channel chip samples were taken. Chip samples from trenching are not included in the mineral resource estimate.

11.2

UNDERGROUND CHANNEL SAMPLES

Prior to 2004, underground channel samples were taken at HVN and HVS using a hammer and chisel method. The samples were collected across the back of the drift in 0.20 to 0.25 m wide sample lines, oriented perpendicularly to the vein strike and with lines approximately 2.0 m apart. MSC collected approximately 3,670 underground channel samples utilising this method. During AMEC’s 2004 site visit it was determined that the channel chip-sampling process was not done appropriately and was resulting in poor sampling precision (AMEC 2005).

Subsequently, channel sampling is now undertaken using a pneumatic drill in order to obtain representative samples with consistent fragment and sample size. AMEC recommended that the minimum sample length be 0.3 m. MSC then initiated a re-sampling program of every second channel, approximately every 4 m where accessible. AMEC reviewed this methodology during a 2007 site visit.

Channel lines are painted on the top wall and surveyed at one extremity as a collar. Azimuth and from / to intervals are entered in the database and the channels are recorded as drillholes. AMEC noted that in some instances the samples lines do not extend across the entire drift to include wall rock and recommend this be done. AMEC also suggested the collection of samples from the adjacent wall rock to provide information for dilution analysis as well as identifying possible new zones of mineralization that may not be visually evident.

Channel sampling procedures for the 2007-2008 program were not supplied to P&E and it is assumed by the authors to be the same as that outlined by the AMEC (2007a) report. P&E suggests that future channel sampling should take into account AMEC’s recommendations to obtain representative samples.

11.3

DRILLHOLE SAMPLING

Sampling protocols and procedures prior to 2002 are described in detail in AMEC (2007a) and are only briefly reviewed and summarized in this Report.

MINERA ANDES RC DRILLING (1998-2000)

Drillholes were sampled over their entire length at approximately 1 to 1.5 m intervals and split using a Gilson splitter to obtain a representative sample. Two splits were taken from each sample interval, one sent to the laboratory for sample preparation and analysis and the other was retained on site. A small sample was collected in chip trays for geological logging. All samples were shipped directly by ALS Chemex to their preparation laboratory in Mendoza, with pulps flown to Degerstrom for analysis. Degerstrom held an interest through shares in Minera Andes and were not considered as an independent laboratory.

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MINERA ANDES DIAMOND DRILLING (2000)

There is no information on the sampling procedure for these holes. AMEC assumed that laboratory handling procedures were similar to those of the above mentioned RC program.

MSC DIAMOND DRILLING (2001)

The drill core was marked up at 0.1 to 3.4 m intervals of logged mineralization. The core was split mechanically, with half retained for reference and the other half sampled. Samples were retained in a secure storage area until the shipment was trucked by MSC to the ALS Chemex laboratory in Mendoza for preparation and analysis.

MSC DIAMOND DRILLING (2002-2008)

AMEC have reviewed drill core sampling procedures during site visits between 2004 to 2007. AMEC have also reviewed the sample preparation and assaying procedures during a visit to Alex Stewart, MSC’s principal laboratory prior to July 2007, and the laboratory preparation facility in Mendoza in 2005. The Smee (2008) report reviews sample preparation and assaying procedures at the San José on site laboratory.

The following procedures were reported as current by AMEC as of 2007 and P&E are not aware of any changes:

•

The project geologist is responsible for ensuring procedures are followed at the drill rig which includes verifying core retrieval and assembly, core box orientation, core marker placement and mark-up, core transportation methodology and also security, geotechnical logging procedures, recovery and photography.

•

The logging process includes recording lithology, alteration, mineralogy and structure.

•

Sample intervals are marked both on the core and the core box. The geologist marks the core splitting line on the core. Friable zones are taped prior to the cutting of the core to avoid loss at the saw. A metallic wedge is used on friable core to force it into two halves and then all material from one of the halves is sampled in its entirety including fines. Sample intervals take into account geological, mineralogical and structural boundaries. Recommended by AMEC that sample lengths be no less than 0.5 m and preferably longer than 1.0 m.

•

The project geologist ensures that the core is cut properly in half by the technician using a diamond saw. One half of the core is returned to the core box, the other half is placed in a pre-numbered and tagged sample bag.

•

Once the sample is complete, the bag is immediately sealed. The sample bag has the sample number clearly written on both sides of the bag and the corresponding sample tag included in the bag with the sample. Individual sample tags have pre-assigned sample numbers to account for the insertion of blanks, duplicates and certified standards that will be submitted with the shipment. All samples are then entered into the database.

•

Samples were kept in a secure storage area and loaded into a truck when sufficient numbers were ready for shipment to the laboratory. Prior to July 2007, all samples were shipped directly by truck to Alex Stewart laboratories in Mendoza for preparation and analysis. Currently, only 5 % of all batches are sent to Alex Stewart laboratories for re-analysis as part of MSC QA/QC procedures. All sample preparation and analysis, apart from base metal analysis, is done on site.

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P&E is of the opinion that the 2007-2008 drilling program was well run and that MSC was using industry best practices for drilling, logging and sample chain of custody.

P&E endorses SRK (2009) recommendation that core no smaller than NQ be drilled on the deposit in order to ensure that a representation sample be obtained. During the 2007-2008 drilling programs 27 out of the 220 holes drilled were NQ or smaller and all were drilled underground.

11.4

SAMPLING HANDLING AND DATA MANAGEMENT

Samples are transported to a secure storage facility at the completion of the sampling and loaded into a truck when the shipment was ready to leave the site for the laboratory. Prior to July 2007, all samples were shipped directly by a truck contracted by MSC to Alex Stewart in Mendoza for preparation and analysis.

The data used for the current mineral resource and mineral reserve estimation was generated from underground channel sampling and RC and diamond drill core. As of December 31, 2008 the San José database contained records for 49,611 samples comprising 22,211 channel samples and 27,400 RC and drill core samples. The samples came from the Huevos Verdes South, Kospi and Frea Veins.

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12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

The following section is sourced from the AMEC (2007a) technical report on the San José Property. Sample preparation and analyses for all years is presented in Table 12.1. AMEC findings and recommendations on the QA/QC program for 2005-2007 is detailed below.

To the best of P&E knowledge, sample preparation is routinely carried by MSC employees.

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Table 12.1: Summary of Sample Preparation, Analyses and QA/QC Program for San José

YEAR	SAMPLE PREP LABORATORY	ANALYTICAL LABORATORY	ASSAY	QA/QC
MAI RC drilling 1998-2000 and diamond drilling 2000	Geolab (now ALS Chemex) Mendoza	Degerstrom	Fire Assay Fusion with direct coupled plasma (DCP) finish for Au. Aqua regia digestion and DCP-atomic emission spectrometry for Ag, Cu, Pb, Zn, As and Bi. Nitric acid digestion for Hg.	Bondar Clegg laboratories (ALS Chemex) provided check analyses. No QA/QC program. Pulps and rejects no longer available for re-sampling.
MSC diamond drilling 2001	ALS Chemex, Mendoza	ALS Chemex, Mendoza	Unknown

Check analyses by Alex Stewart Laboratories in Mendoza. Limited QA/QC program, no pulps or rejects available for re-sampling. Limited core as most used previously for re-sampling or metallurgical work.

MSC diamond drilling 2002-2003	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.	Check analyses by ALS Chemex, La Serena (Chile). Limited QA/QC program, no pulps or rejects available for re-sampling. Limited core as most used previously for re-sampling or metallurgical work.
MSC diamond drilling 2004-2005	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.

Check analyses by ALS Chemex, La Serena (Chile). QA/QC program designed by AMEC implemented by MSC in 2005, commencing in drill hole SJD-40. Twin, duplicate, CRM and blank samples accounting for 1 in 30 samples or 3%. Granulometric tests

MSC diamond drilling 2006- July 2007 and underground channel sampling	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.	Check analyses by ALS Chemex, La Serena (Chile). QA/QC program with Twin, duplicate, CRM and blank samples
MSC diamond drilling July 2007-2008 and underground channel sampling	In house laboratory	In house laboratory	FA/Grav finish for Au and Ag.	Check analyses (5%) by Alex Stewart, Mendoza. QA/QC program reviewed by Smee (2008).

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12.1

MSC SAMPLE ANALYSES AND QA/QC PROGRAM, 2005-2007

A QA/QC program was designed by AMEC in January 2005 and immediately implemented by MSC. Details of this program are fully described in AMEC (2005).

The Alex Stewart (Assayers) Argentina S.A. in Mendoza (“Alex Stewart”) was used as the primary laboratory and ALS Chemex Laboratories in La Serena (“ALS Chemex”), Chile as the secondary laboratory to check assays. Both the Alex Stewart and ALS Chemex are accredited to international quality standards, ISO 9001-2000.

Samples were assayed at both laboratories for Au and Ag as well as 12 other elements by ICP method. Details of the assay methods are given in Table 12.2. AMEC visited the Alex Stewart laboratory and ALS Chemex preparation facilities in Mendoza in February 2005 and found equipment, assaying and QA/QC procedures to be appropriate.

Table 12.2: Laboratory Analytical Methods (AMEC 2007a)

Laboratory		Au (ppm)	Ag (ppm)
Alex Stewart	Method	Au 4 FA/AA (30 g)	Ag FA/Gray (30 g*)
	Detiction Limit (ppm)	0.01	1
ALS Chemex	Method	AA23 (FA 30 g, AAS)	Ag-GRA21 (30 g, FA, gravimetric finish)
	Detiction Limit (ppm)	0.005	5
	Method	Au-GRA21 (FA 30 g, gravimetric finish) (for values > 10 ppm)

*Hochschild switched from 50 g FA to 30 g FA early in the program

Information regarding the preparation of the samples was not provided in the AMEC (2007a) report.

Twin, duplicate, standards and blank samples were inserted into the sample batches to monitor sampling variances, laboratory precision and accuracy and to identify problems including cross-contamination and sample swapping. At the beginning of the program, approximately 1 in every 30 were inserted into the sample stream. AMEC recommended that the standards SJ10 and SJ32 be discontinued (due to a strong negative bias for Au) and that MSC use certified standards

AMEC noted that it was not aware of any external check assays as part of a QA/QC program or granulometric tests to check the quality of pulverization at Alex Stewart. AMEC reported that the assay precision for Au and Ag at Alex Stewart was for the most part satisfactory. Some sampling and analytical variance was noted in the 2006-2007 drilling program that AMEC suggested that procedures be further studied and that mine personnel should be made aware of sampling and batch procedures. No significant cross-contamination was detected by AMEC.

A full review of the QA/QC program for the San José Property is given in AMEC’s report.

12.2

MSC SAMPLE ANALYSES AND QA/QC PROGRAM, 2007-2008

As of July 5, 2007 all sample preparation and analysis was undertaken at San José’s on site laboratory. The laboratory has been audited by assay laboratory specialists, Smee and Associates and detailed in the associated internal report, Smee (2008). The following description of QA/QC procedures and laboratory sample preparation and analyses to December 31, 2008 is taken from this report and MSC internal monthly reports (MSC 2008a).

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Samples were assayed for both Au and Ag using fire assay with gravimetric finishing. Detection limits are < 0.4 ppm Au and < 2 ppm Ag. The in house laboratory does not have the capability to analysis for base metals; these are done in the Alex Stewart laboratory in Mendoza.

Samples are processed in batches of 30 samples. Smee recommends that once workers are fully trained that the sample batches be increased to 50 samples per batch.

For the majority of 2008, standards, duplicates and blanks made up 20 % of the sample batch which is in line with MSC company procedure. In 2008, four CDN certified standards were used SE-1, SE-2 and FCM-4 and GS-10B (to February 2008). One standard is inserted into each batch of 30 samples. Standards are re-assayed when they fail and the data is recorded. Smee recommended that while in the short term it is suitable to use these standards, that these standards do not reflect the San José geology and that standards should be manufactured from San José mineralized rock and concentrate.

A preparation duplicate is also analyzed in each batch of 30 samples, as is a preparation and reagent blank. Three pulp duplicates are also assayed in each batch of 30 samples. Smee suggests that this frequency can be reduced to 1 in 30 samples. Failures in the blank samples are more than 0.15 g/t Au and more than 10 ppm Ag. Smee states that these are acceptable limits.

Pulp and reject duplicates checked by Smee show that the laboratory is preparing samples correctly and the precision for both the pulp and rejects are satisfactory.

Control samples were expected to fall within the ranges listed below:

•

Field duplicates—permitted range was ±30%, 90% of the time;

•

Coarse preparation duplicates—permitted range was ±20%, 90% of the time;

•

Fine preparation duplicates (pulps)—permitted range was ±10%, 90% of the time;

•

Standards were considered to be acceptable if they fell within approximately 2 standard deviations (2σ), 95 % of the time;

•

Coarse blanks were acceptable if the result was under 3x the laboratory detection limit; and

•

Fine blanks were acceptable if the result was under 2x the laboratory detection limit.

The laboratory also tracks the granulometry from the sample preparation and plots the results in charts each month. The results from the blanks are also charted. Both sets of data were examined by Smee and deemed to be acceptable. All QA/QC data is captured by the laboratory managers and plotted in excel charts. Results for standards, duplicates and blanks are charted and reported in the MSC monthly internal reports (MSC 2008). Smee commended the laboratory manager for installing a superior quality control protocol and for keeping records current, however, Seem recommended the use of a simple LIMS system which would assist the managers in compiling, tracking and reporting data.

Overall, Smee concluded that the San José in house laboratory is producing accurate and precise Au and Ag analyses equal to most commercial laboratories.

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Smee reported a number of problems relating to limited space in the laboratory and its ability to assay additional samples and perform additional types of analyses in the future. MAI has advised P&E that MSC is currently constructing a new laboratory on site that will address the recommendations in the Smee report.

The San José in house laboratory is not ISO certified. The current QA/QC procedure is to send approximately 5 % of all samples to Alex Stewart in Mendoza for re-analysis to check assays. The Alex Stewart Mendoza laboratory is accredited to international quality standards, ISO 9001-2000 and is working towards ISO 17025 accreditation.

12.3

SECURITY

AMEC (2007) noted there were no descriptions of the security measures in place for the sampling program. AMEC had previously made recommendations in their 2005 technical report for sample security which, as of the 2007 technical report, had not been implemented. P&E endorses the recommendations of the AMEC (2005) report and the implementation of those recommendations.

The Smee (2008) audit of the San Jose internal laboratory and sample analysis concluded that the laboratory was being operated in accordance with industry best practice.

P&E believes that the quality of the data is reliable and that the sample preparation and analysis, are carried out in accordance with exploration best practices and industry practices.

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13.0

DATA VERIFICATION

13.1

P&E SITE VISIT

The San José Property in Argentina was visited by Mr Eugene Puritch, P.Eng on February 4, 2009. Data verification sampling was done on diamond drill core with 6 samples, 4 from the Frea vein and 2 from the Huevos Verdes vein, distributed in 6 drillholes collected for assay. Grab samples for assay verification were also collected from muck piles in the stopes of the Huevos Verdes, Frea and Kospi workings. An attempt was made to sample intervals from a variety of low and high-grade material.

For the diamond drillholes, the chosen sample intervals were then sampled by taking quarter splits of the remaining half-split core. For the stope samples, grab samples were taken from ore muck piles within active stopes The samples were then documented, bagged and sealed with packing tape and were brought by Mr Puritch to Alex Stewart in Mendoza for sample preparation and analyses.

At no time, prior to the time of sampling, were any employees or other associates of MSC or Minera Andes advised as to the location or identification of any of the samples to be collected.

A comparison of the P&E independent sample verification results versus the original assay results for the diamond drill hole samples can be seen in Figures 13-1 for gold assay values and 13-2 for silver assay values. The P&E results were satisfactory and clearly demonstrate that the tenor of both Au and Ag is similar to what was originally reported by MSC.

Figure 13-1: P&E Site Visit Verification Sample Results for Au: February 2009

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Figure 13-2: P&E Site Visit Verification Sample Results for Ag: February 2009

The P&E site visit also included the following verification checks:

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Visits to the core storage and logging facilities and underground workings

•

Examination of the drill core and logging and sampling procedures.

•

Review of cross-sections and geological models.

With respect to the assay records, the QPs have reviewed procedures but have not undertaken direct checking of assay results nor checking of laboratory certification of standards. AMEC undertook a review of laboratories and QA/QC as part of the NI 43-101 report on the San José Property (AMEC 2007a). As of July 5, 2007 all sample preparation and analysis was undertaken at San José’s on site laboratory. This laboratory has been audited by assay laboratory specialists, Smee and Associates and detailed in the associated internal report, Smee (2008). Standards submitted by Smee (2008) for testing performed well, and indicated the San José laboratory is capable of producing both accurate and precise results. These two reports have been relied upon by the authors for laboratory and QA/QC procedures at San José.

P&E believes the data is suitable for use in a resource estimate.

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14.0

ADJACENT PROPERTIES

Two properties lie immediately adjacent to the San José Property boundaries: 1) the Cerro Negro property held 100% by Andean Resources Limited (“Andean Resources”), and 2) the Telken property held 100% by Minera Andes (Figure 14-1).

The main vein deposits of the Cerro Negro property are located approximately 20 km to the south of San José Mine. The Cerro Negro mining tenements, totalling 25,544.46 ha are held 100% by Andean Resources adjoining the concessions of the San José Property located to the north. This property comprises two deposits, the Vein Zone and the Eureka vein system, and a number of occurrences. The Vein Zone deposit is located approximately at Gauss Kruger coordinates 4806560N, 2408600E and the Eureka vein system is located 12 km to the west of the Vein Zone.

The deposits and occurrences of the Cerro Negro property consist of Au-Ag LS epithermal NW-trending veins and vein systems hosted in the Chon Aike and Bajo Pobre Formations.

Mineral resource estimates have been reported for both the Vein Zone and the Eureka vein system (including the Eureka West deposit) by Andean Resources.

An updated indicated mineral resource of 3.6 million tonnes at 12.3 g/t Au and 179 g/t Ag (using AuEq grade of 15.2 g/t) for 1.4 million ounces of gold and 20.8 million ounces of silver and an inferred mineral resource of 962,000 tonnes at 7.6 g/t Au and 79 g/t Ag (using AuEq grade of 8.9 g/t) for 235,000 ounces of gold and 2.4 million ounces of silver has been reported for the Eureka vein system (Andean Resources News Release, June 09, 2009) to be included in an up-coming NI 43-101 compliant technical report.

An indicated mineral resource of 4.61 million tonnes grading at 3.73 g/t Au and an inferred mineral resource of 4.31 million tonnes grading at 2.65 g/t Au (using a 1.0 g/t Au cut-off) has been reported for the Vein Zone in the NI 43-101 technical report by Micon (2007).

It should be noted that although all mineral resource estimates quoted above are considered by Andean Resources as NI 43-101 compliant, that the data has not been originally sourced or verified by P&E.

Micon (2008) have recently prepared a technical report on the results of a pre-feasibility study on the Cerro Negro property examining the technical and economic viability of a potential development scenario in which the Au-Ag mineralization from the Vein Zone and the Eureka West deposits will be extracted and processed at an on-site facility.

Minera Andes holds 100 % of the concessions on the Arroyo Telken property that adjoins both the San José and Cerro Negro properties. The 2008 drill program on this property encountered weakly anomalous gold-silver mineralization. Further reconnaissance work is planned by Minera Andes to assess the possibility of an extension to the Eureka Vein from the adjoining Cerro Negro property (Minera Andes 2008).

P&E has been unable to verify the information on the two properties and the reader is cautioned that the above information is not necessarily indicative of the mineralization on Minera Andes San José Property. P&E are not aware of any other exploration work currently being carried out on lands surrounding the San José Property.

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Figure 14-1: Properties Adjacent to the San José Property

2390000
2400000
2410000
4840000
4830000
4820000
4810000
4800000
SAN JOSÉ PROPERTY
Legend
Minera Andes
Minera Santa Cruz
Andean Resources
10 km

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15.0

MINERAL PROCESSING AND METALLURGICAL TESTING

15.1

METALLURGICAL TESTING AND PROCESS SELECTION

P&E have not reviewed past metallugical work that established the basis for San José process design; however, SRK (2009) summarize the results of this testwork and process selection as follows:

ORE AND MINERALOGY DESCRIPTION

Gold and silver mineralization in the Huevos Verdes and Frea ore zones are characterized as LS epithermal quartz veins, breccias and stock work systems.  The highest-grade vein portions consist of banded and mottled “ginguro” quartz.  Mineralization has been described as fine-grained argentite, acanthite, pyrite with some pyrargyrite and native Ag. Veinlets of pure sulfides associated with clay are found in some ore zones.

A complete mineralogical study was done on a master composite selected by AMEC (2007a).  The master composite was prepared to complete flow sheet definition studies and was representative of the expected mill feed.  The sample was subjected to X-Ray diffraction (“XRD”) to determine the bulk mineralogy and subjected to a microscopic study to determine mineralization.

The XRD examination indicated that quartz is the major crystalline mineral present, followed by altered feldspars.  Sericite/muscovite, chlorite and clay minerals were present in minor amounts.

The sample for the microscope studies was prepared by subjecting the ground sample to a heavy liquid separation, followed by super-panning of the heavy liquid sinks.  The heavy liquid floats; the super-panning concentrate and tails were examined under the microscope.

Pyrite was identified as the most abundant sulfide mineral followed by galena, sphalerite, argentite, chalcopyrite, covellite, bornite and arsenopyrite.  Electrum and kustelite were identified as about 2 % of the super-panning concentrate.  The samples were scanned with the ADIS system for Au and Ag.

GOLD

The majority of Au particles consisted of electrum and kustelite.  Au grains range from 4µm to 113µm in size with half of the particles being 10 – 20 µm in size.  The other half is represented by grains in the range of 80 – 113 µm.  Au occurs as:

•

86 % as free particles;

•

12 % in association with argentite, mainly in rimming of the electrum; and

•

2 % as minute inclusions in galena and pyrite.

SILVER

The majority of the Ag mineralization is argentite.  SEM microprobes revealed trace amounts of Ag chloride particles.  The argentite grains range from 4 – 177 µm in size with the majority being in the 10 – 40 µm size.  The Ag occurs as:

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•

76 % of the argentite as liberated particles;

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13 % attachments to gangue; and

•

9 % as inclusions in pyrite, bornite, galena and sphalerite.

A complete substitution exists between Au and Ag.  Beyond 20 % Au the mineral is referred to as electrum.  Below 20 % of the mineral is referred to as kusterlite.  Acanthite and argentite are identical in composition, Ag2S.  The distinction is made on the basis of crystal structure (Dana 8th Edition).  Acanthite is more responsive to cyanide dissolution although both are amenable.  Argentite is more responsive to flotation because of its defined structure.

METALLURGICAL TEST PROGRAMS

There have been seven bench-scale metallurgical test programs conducted on San José samples between 1998 and 2007 in laboratories in Canada, Peru and the U.S.  In these test programs, various metallurgical variables were examined to determine the optimum design parameters for the processing plant design including:

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Gravity separation;

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Flotation (rougher and cleaner ‘lock cycle’);

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Cyanidation of whole ore and concentrates;

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Grinding size for liberation;

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Crushing work index;

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Ball mill index;

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Concentrate settling rates;

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Concentrate leaching using Gekko process;

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Abrasion index; and

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Cyanide destruction.

Metallurgical test programs were conducted on samples from the following four San José Property areas:

•

HVS;

•

HVN;

•

Frea; and

•

Kospi.

The work programs for the individual metallurgical tests are described below.

DEGERSTROM – U.S. (1998-1999)

Degerstrom sampled and initially performed scoping-level tests on ores from the Cerro Saavedro pipe, a structure near the Huevos Verdes vein.  Degerstrom later tested ores from the Huevos Verdes veins.  The sample was from RC chips, reported being mostly from oxide ores.  These tests were also scoping in nature.  The tests included gravity, flotation and cyanidation.  The results are not considered relevant as the samples were not representative of Huevos Verdes.

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TECSUP - PERU (2002)

Tecsup thoroughly tested a sample from diamond drill cores from the Huevos Verdes vein. The cores samples were taken from a wide range of depths and strikes on the structure. The samples had good coverage of the reserve at the time, but still contained a higher percentage of oxide ores. Tecsup work included gravity / flotation / cyanidation of concentrates and gravity / cyanidation of gravity tails.

PLENGE (2004)

Underground chip and rock samples were collected from the Huevos Verdes structures and composited into five rock types for testing at Plenge.  The samples were spatially located in the North and South Huevos Verdes structures.  Ore grades were higher than the Tecsup 2002 test work and contained little or no oxides.

Plenge conducted scoping metallurgical tests on the five types of underground chip and rock samples. Plenge conducted gravity, flotation with cyanidation of concentrates and whole ore cyanidation.

LAKEFIELD/SGS - CANADA (2004-2005)

Duplicate samples from the Plenge 2004 program were sent to SGS for the initial flow sheet development program. SGS prepared a master composite for Huevos Verdes, based on the Plenge samples with additions from the ongoing sampling program at the mine. The Master Composite was utilized for mineralogical studies and environmental testing. A series of mapping a variability samples were selected from the Huevos Verdes and Frea veins and tested against the flow sheets developed.  A series of 46 composites based over 100 individual rock or chip samples.  The Lakefield/SGS tests consisted of approximately 150 individual tests.

Comminution testing was performed on selected intervals for Frea and Huevos Verdes veins.  Specific gravity tests were conducted on the Master Composite intervals.

SRK considers the sampling program in its entirety to be well done and representative of the Huevos Verdes orebody.  The Frea mineral reserve was expanded during the metallurgical test program and may be underrepresented in the new mineral reserves. However, the new mineral reserves were continuations of the tested ores.

The definitive test work for the process plant design was done at Lakefield/SGS. The program began with a flow sheet development on the Master Composite. The initial flow sheet was gravity followed by flotation and cyanidation of the flotation concentrate. Ultimately gravity separation was replaced by flash flotation in the flow sheet. Whole ore cyanidation was only briefly examined in the initial test work.

The Lakefield/SGS testing included Comminution Bond Ball and Rod Mill indices, abrasion index and a crushing index.  Settling and filtration tests were conducted on representative samples.  The specific gravity of the Huevos Verdes and Frea ore was determined to be 2.60.

Additional flow sheet development was done on variability samples of Frea and the North arm of Huevos Verdes.  The flow sheets were then tested by a series of variability samples.  Forty-six variability samples were selected from over 100 individual samples.  The variability then was tested on one or both of the flow sheets.  Not all of the variability samples were utilized.  In total, 17 samples of the primary ores from Huevos Verdes and 6 samples from Frea were tested in the variability studies.

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Cyanidation testing of flotation (including reground flash flotation) was done on 33 samples.  Whole ore cyanidation testing was done on 15 samples.  The cyanide leach solution from all of the tests was subjected to 33 element ICP scans.  The ICP scans show very low levels of arsenic, antimony and copper (except Type 4 Huevos Verdes) in the solutions.  The relatively high cyanide consumption in the whole ore dissolutions remains something of a mystery.  Additional locked cycle flotation cleaner tests were done on select samples.

Comminution testing was performed on selected intervals for Frea and Huevos Verdes veins.  Specific gravity tests were conducted on the Master Composite intervals.

GEKKO - AUSTRALIA (2006-2007)

In 2006 after the issuance of a Feasibility Study, MSC decided to examine the potential of using the Gekko process for the treatment of plant concentrates to produce a doré.  Samples from San José were sent to the Gekko test facilities in Australia for testing.  SRK’s review of these tests indicates that they are considered pre-feasibility level and not of sufficient detail for a Feasibility Level, as the test work was conducted on a single bulk sample that SRK does not consider representative because its sulfur analysis of 2.94 % is about 50 % higher than the average of the mine reserve.  However, MSC made the decision to incorporate the Gekko process into the process plant flow sheet being comprised of crushing, grinding and a continuous Gekko process based on gravity / flotation (“GF”) concentration, Intensive Leach Reactor (“ILR”), leaching of the gravity and flotation concentrates and direct electrowinning (“EW”) recovery of leach solution. Leach tailings are washed in a thickener wash circuit and a Gekko ion-exchange and a resin column scavenges the Au and Ag from the overflow wash solution. Wash thickener underflow will be detoxified by SO2-Air cyanide destruction.  This flow sheet is based on a primary P80 grind size of 110 μm.

Previous test work indicated that samples of higher sulfide content at San José will be expected to exhibit much better flotation metallurgy and recoveries than the average ore expected.  The work consisted of three batch gravity-flotation tests at 75, 212 and 500 μm grind sizes followed by batch concentrate intensive cyanidation tests. A single flotation-only test was done at a grind size of 75 μm for comparative purposes.  Impact crushing, abrasion and Bond ball mill work index tests were also conducted.  In April and May 2006, MSC sent additional samples to Gekko for test work.  The scope of the program included a more detailed assessment of recovery variability on a wider range of samples using the Gekko GFIL flow sheet, as well as direct EW and ion-exchange resin test work.  This test work was conducted entirely at a primary grind size of 110 µm.  Twelve composite samples were tested in this program being comprised of nine samples, three from each of Frea (2a), HVN (2b) and HVS (2c).

Twelve batch rougher/cleaner gravity tests, twelve combined batch gravity-rougher flotation tests, 25 batch rougher flotation optimization tests and 14 batch intensive leach tests at fixed conditions were conducted during this program and included ten batch direct EW tests.

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TECSUP - PERU (2007)

In 2007, two composite samples from the Kospi vein were tested at the Tecsup laboratory in Peru for initial metallurgical amenability testing based on the proposed San José design parameters and flow sheet excluding the Gekko flow sheet.  The two composite samples, labelled as C1 and C2, were designated as low grade and high grade, respectively.  A third composite sample, termed C3, was created for testing by combining C1 and C2 in proportions to achieve the expected mine average grade for Kospi.  The test program was comprised of single batch gravity table test, gravity centrifugal concentration of the table tails and a series of three flotation tests on the final gravity tailings.  The test work was conducted at a grind size of P80 of about 53 µm.

The second batch of samples was tested by Tecsup consisting of 120 kg of samples representing 112 individual core intervals from 31 holes.  Similar to the previous composites, two composite samples, labeled as C1A and C2A, described respectively as low grade and high grade, and a third composite sample, C3A, was created by combining C1A and C2A in proportions to achieve the expected mine average grade. The metallurgical testing for the second batch of samples used intensive cyanide leaching of the concentrates between 2 and 24 hours.  The test program consisted of two batch gravity table tests at a coarse grind of 100 % minus 2.3 mm, gravity centrifugal concentration of the table tails at P80 grind sizes of 150 and 75 μm, respectively, and a series of six rougher and cleaner flotation tests.  A total of four intensive leach tests were conducted on both gravity table and gravity centrifugal-flotation concentrates at grind sizes of 150 and 75 μm respectively.  A single additional cleaner flotation test was also conducted on bulk rougher-scavenger concentrate at 75 μm to assess cleaner kinetics.

METALLURGICAL TEST RESULTS

DEGERSTROM – U.S. (1998-1999)

The test results from the Degerstrom program were not considered relevant as the samples were not representative of Huevos Verdes and were not used in the process plant design.

TECSUP - PERU (2002)

The Tecsup test work yielded gravity concentration recoveries of 41 % Au and 19.2 % Ag. Rougher flotation of gravity tails yielded overall recoveries of 90.2% Au and 91% Ag. Cyanidation of flotation concentrates yielded 96 % Ag and 92 % Ag recoveries for overall recoveries of 87 % Au and 84 % Ag.  Cyanidation of gravity tailings yielded overall recoveries of 90 % Au and 87 % Ag.  As the samples for the Tecsup work were only for the Huevos Verdes vein and contained high amounts of oxides, this test work was not considered as being representative for process plant design.

PLENGE (2004)

Despite the high grade Huevos Verdes composite for the Plenge test program, gravity recoveries were low at only 8 to 19 % for Au and 2 % for Ag.  Flotation produced recoveries of 92 to 95 % Au and 93 to 96 % Ag.  Cyanidation of flotation concentrates produced recoveries of 87 to 92 % Au and 83 to 91 % Ag.  Whole ore leaches yielded an average of 95.8 % Au and 91.2 % Ag. Similar to the Tecsup 2002 program, the Plenge test work was not considered as being representative for process plant design.

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LAKEFIELD/SGS - CANADA (2004-2005)

From the Lakefield/SGS test work, a number of parameters were established which served as the basis for the AMEC 2005 Feasibility Study including:

•

A grind of p80 74 µm is required for efficient flotation or cyanidation;

•

Cyanidation of flotation concentrates requires a minimum of 4 g/L NaCN solution and excess oxygen for efficient dissolution;

•

Whole ore cyanidation requires 120 hours of dissolution time for maximum Ag recoveries;

•

Flotation is less effective in samples with less than 1 % sulfide content;

•

Lead nitrate has little effect on the Ag leaching either in whole or concentrate leaching;

•

In direct comparison tests on two composites, flash flotation and flotation versus gravity concentration and flotation gave equivalent recoveries;

•

Au and Ag recoveries in flotation tests indicated that ore type is more dependent on rock type and mineralization than head grade;

•

Whole ore cyanidation versus flotation and cyanidation on the Frea and Huevos Verdes North and South composites gave the results shown in Table 14.3.4.1;

•

Variability testing on the flotation options gave recoveries ranging from 83 % to 98 % for Au and 80.9 % to 97 % for Ag.  Variability testing on the whole ore cyanidation yielded recoveries ranging from 89.7 to 98.1 % for Au and 80.6 % to 97.5 % for Ag.  The whole ore tests did not include a gravity separation step;

•

Cyanidation of flotation concentrates gave Au recoveries ranging from 91.3 % to 95.9 % Au and 82.8 % to 93.7 % Ag;

•

Cyanide consumptions in concentrate leaching ranged from 3 kg to 30 kg per ton NaCN (equivalent to an average 1.7 kg/t ore).  Cyanide consumptions in whole ore cyanidation ranged from 1.4 – 6.0 kg/t NaCN and averaged 2.8 kg/t; and

•

Static thickening tests showed that flotation tailings and concentrates exhibited rapid settling rates and good underflow densities.

Table 15.1: Metallurgical Results from Test Work

	Au Recoveries (%)		Ag Recoveries (%)
	Whole Ore	Flotation-	Whole Ore	Flotation-
Ore Zone	Cyanidation	Cyanidation	Cyanidation	Cyanidation
Frea	96.8	92.7	94.0	90.9
Huevos Verde South	93.8	87.9	89.7	88.0
Huevos Verde North	95.0	82.9	92.8	86.1

GEKKO - AUSTRALIA (2006-2007)

Table 15.2 summarizes the test results from the Gekko test program. This table includes the test results of the amenability test work on a bulk sample at a grind of 74 μm for comparison purposes as well as results (2a-2d) in the subsequent March 2007 test work. The primary grind size in all cases was 110 µm. The test results from the Gekko test work indicates a slightly lower recovery than the initial amenability testing.

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Table 15.2: Summary Results of Gekko Test Program

	Head Assay			Grind Size	Gravity Recovery (%)		Flotation Recovery (%)		Gravity+ Flotation (%)		Leach 48-hr (%)
Sample	Au (g/t)	Ag (g/t)	S (%)	P80 (µm)	Au	Ag	Au	Ag	Au	Ag	Au	Ag
1 Bulk Sample	9.05	587	2.94	74	65.8	35.9	85.9	97.7	95.2	96.6	97.0	97.8
2a Frea	7.62	422	1.14	110	61.0	42.2	75.1	88.3	90.3	93.3	94.7	96.3
2b HVN	11.50	637	1.15	110	68.5	27.9	73.5	83.9	91.0	88.0	94.6	96.5
2c HVS	9.10	905	1.10	110	33.9	16.0	71.4	83.3	80.7	85.9	95.6	96.9
2d Composite	9.22	689	1.20	110	50.8	32.2	69.3	87.6	84.9	91.6	97.3	98.2
Gekko Estimate (1)	9.36	683	1.15	110	53.0	29.6	72.3	85.8	86.7	89.7	95.6	97.0

(1) Average of 2a to 2d

The Gekko test work indicates that an overall recovery of about 83 % for Au and 87 % for Ag was achievable using a Gekko flow sheet versus 90 % for Au and 89 % for Ag in the AMEC Feasibility Study at the design primary grind of P80 75 µm.  The lower recoveries appear to be the result of lower gravity results.  The concentrate leach test work averaged a 95.6 % recovery for Au and 97.0 % of the Ag as summarized in Table 15.3.

Table 15.3: Concentrate Leach Test Results for Gekko

Grind Size	Gravity (%)		Flotation (%)		Leach (%)		Total (%)
(µm)	Au	Ag	Au	Au	Ag	Au	Au	Ag
75	65.8	35.9	95.2	98.5	97.0	97.8	92.3	96.3
212	70.4	43.9	96.5	95.6	95.3	96.4	91.9	92.2
500	49.3	27.0	87.9	87.8	91.9	94.5	80.8	83.0

SRK is of the opinion that the lower recoveries are due to the differences in the design parameters from the AMEC Feasibility Study and the subsequent Gekko test work.

TECSUP - PERU (2007)

The test results from the Tecsup 2007 program indicate that high Au and Ag recoveries can be achieved for Kospi ores on the order of 96.5 % and 94.9%, respectively, for a gravity and flotation flow sheet as summarized in Table 15.4.

Table 15.4: Test Results for Initial Metallurgical Amenability

		Assays		Distribution (%)
Product	Weight (%)	Au (g/t)	Ag (g/t)	Au	Ag
Feed Sample	100.0	6.22	515.00	100.00	100.00
Gravity Concentrate	6.7	43.11	2,588.57	46.18	33.49
Flotation+Falcon Concentrate	12.5	25.08	2.534.28	50.27	61.36
Gravity+Flotation+Falcon Concentrate	19.1	31.36	2,553.19	96.45	94.85
Flotation Tailings	80.9	0.27	32.77	3.55	5.15

The test results indicate that high Au and Ag recoveries can be achieved on the order of 95 % and 93%, respectively, for a gravity concentrate and 93 % and 87%, respectively, for gravity and flotation concentrates using intensive cyanide leaching at a 24-hour leach time as summarized in Table 15.5.

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Table 15.5: Test Results for Metallurgical Amenability Tests

Method	Table Gravity Concentrate (Gekko Jig)				Falcon Gravity + Flotation Concentrate
Test	PC1		PC2		PC3		PC4
P80µm	75		150		75		150
Leach Time, Hrs	Au	Ag	Au	Ag	Au	Ag	Au	Ag
2	70.1	54.6	71.8	41.8	73.8	55.7	61.7	52.1
4	82.5	69.8	80.4	55.5	79.1	60.5	59.4	55.1
6	86.9	74.6	83.5	63.6	85.1	67.0	65.3	60.3
24	95.6	94.7	94.5	92.9	96.6	90.0	90.7	84.8

It should be noted that there exists a high variability in the Au and Ag recoveries as a function of the grind size and leach time and no work index testing was performed in the Kospi test programs. Analysis of the Kospi core and Tecsup’s composite indicate that is reasonable to expect similar metallurgical characteristics of the Kospi ore to the Frea and Huevos Verdes veins using the current process plant flow sheet.  As mining from the Kospi veins occurs in the future, SRK recommends that additional metallurgical variability test work be completed.

At a 75 µm particle size, the average gravity-flotation Au and Ag recovery of about 95 % and 93%, respectively, at a 24-hour leach time which approximates the test work results for the Huevos Verdes and Frea veins.  However, this is at a finer grind than the Gekko design of 110 µm as well as a higher concentrate weight between 15 – 25 % versus 12 % for Gekko.  The results also indicate moderate grind-recovery sensitivity to the Gekko gravity-flotation process in the grind size range 74 µm to 150 µm for both Au and Ag.  The Gekko ILR design is based on a grind size of 110 µm and a residence time of about 9 hours.  Thus, the plant leach recoveries based on the Tecsup test work indicates that lower Au and Ag recoveries of about 87 % for Au and 73 % for are potentially possible.

SUMMARY OF METALLURGICAL TEST RESULTS

The test results from the SGS / Lakefield program served as the basis for the AMEC Feasibility Study.  A number of design parameters were established during the initial test programs for the process plant design; however, some major changes to the process flow sheet were necessary for the inclusion of the Gekko GFIL and resin-EW processes including:

•

Increasing the grind size from P80 74 µm to P80 110 µm; and

•

Concentrate leach time of 48 hours.

PROCESS CIRCUIT SELECTION

The AMEC October 2005 Feasibility Study selected a processing plant at 750 t/d comprised of the following unit processes for the production of a gold-silver doré:

•

Two-stages of crushing;

•

Single-stage ball mill grinding;

•

Flash flotation;

•

Rougher flotation;

•

Flotation concentrate thickening – pre-aeration, filtering;

•

Concentrate leaching;

•

Merrill-Crowe-refining; and

•

Acidification-volatization-recovery (“AVR”).

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In 2006, MSC examined its processing options for San José and determined that the most favourable processing route at this time was to utilize most circuits from the AMEC October 2005 Feasibility Study with the following changes based on the Gekko test work:

•

Elimination of the following circuits;

o

Flash flotation,

o

Flotation concentrate thickening – pre-aeration, filtering,

o

Concentrate leaching,

o

Merrill-Crowe-refining, and

o

AVR.

•

Additions of the following circuits per Gekko test work include;

o

Gekko in line gravity pressure jigs (rougher and cleaner) and centrifugal concentrator scavenging (Gekko in-line gravity jigs are no longer in service in the San José process plant),

o

Gravity concentrate regrind in an open circuit ball mill (gravity concentrate regrind is no longer in service in the San José process plant),

o

Cleaner flotation,

o

Gekko continuous in ILR intensive concentrate leaching,

o

Counter current decantation (CCD) washing of concentrate leach tailings with barren EW solution,

o

Direct EW of Gekko ILR leach solution,

o

Gekko resin column, resin stripping and strip solution EW, and

o

flotation tailings thickening.

Additionally, the following changes were made to the AMEC Feasibility plant design:

•

Use of a smaller, refurbished ball mill at a coarser primary grind of P80 110 µm;

•

Application of SO2-Air cyanide destruction to treat concentrate leach tailings slurry instead of AVR on the MC barren bleed solutions; and

•

Doré bars as the final product.

METALLURGICAL BASIS FOR PROCESS CIRCUIT SELECTION

The metallurgical test programs conducted at Lakefield / SGS in 2004-2005 served as the basis for the AMEC Feasibility Study. As previously noted, these programs were conducted on a Master Composite as well as a series of mapping a variability samples were selected from the Huevos Verdes and Frea veins. The tests examined various metallurgical parameters from Comminution through the thickening of flotation concentrates. As a result of MHC’s decision to modify the processing circuits, a new set of metallurgical tests were utilized to determine the processing circuit parameters based on the Gekko test work. The San José ores have been designed as oxides and sulfides based on the sulfur content with less than 1 % sulfur as oxides and greater than 1 % as sulfides.  Over the production life, it was estimated 6.11 % of ores are considered oxides from the Huevos Verdes and Frea deposits.

The flotation test work included examination of the following three flotation flow sheets:

•

Flash flotation;

•

Flotation without gravity concentration; and

•

Flotation with gravity concentration.

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The results of these tests indicated that a finer grind gave higher gold and silver recoveries and an P80 74µm grind was determined to be the optimal grind size for flotation.  As noted earlier, the primary grind size was increased to a P80 110 µm pursuant to the Gekko test work.

As a point of comparison, the actual Au and Ag for year 2008 was 83.3 % for Au and 82.4 % for Ag as compared to the Gekko estimate of 83 % for Au and 87 % for Ag.  The actual 2008 were both below the budgeted forecast by 2.47 % and 3.42 % for Au and Ag, respectively. The actual 2008 Au recovery is approximately that in the Gekko forecast; however, the Ag recovery is significantly lower.”

15.2

PROCESS DESCRIPTION

The San José mill and related facilities were toured by P&E during the month of February, 2009.

A mill flowsheet for the San José mill is included in Appendix 1 for reference.

The process plant is a conventional flotation mill with some concentrate processed to doré on site. The current cyanidation circuit however has insufficient capacity to process all concentrate and the balance is shipped to a smelter or broker. Mechanical completion of mill expansion to increase process capacity from 750 t/d to 1500 t/d was achieved in October 2008. A throughput rate of 1500 t/d has been achieved occasionally on a daily basis since November 2008, and the average daily rate was 1342 t/d in December 2008.

Process sampling and tonnage measurements in the mill are controlled by laboratory personnel. Except for final concentrate sampling, single stage straight line automatic sample cutters are employed for slurry sampling. Current sampling accuracy is considered to be unsatisfactory by MSC and upgrading of all mill sampling stations is planned, including a conversion from one to two stage sampling. Single stage sampling in general is not appropriate for sampling of high flowrates, partly because the sampling frequency and cut size must be set to provide a manageable final sample size, rather than to necessarily meet sampling requirements. Multi-stage sampling overcomes this difficulty. Historically, other operations have employed up to four sample stages for head sampling from cyclone overflow, but as the number of stages is increased the maintenance and supervision requirement for the system increases. Two stages is a reasonable compromise and will yield improved metallurgical accounting.

Flotation concentrate is packaged in bags for shipment. Each bag is pipe sampled for analysis and moisture determination.

The San José laboratory facilities were audited in early 2008 by Smee and Associates Consulting Ltd. of North Vancouver. Their recommendations have now been partially implemented; a new laboratory building is under construction which will facilitate full implementation of recommended QA/QC standards.

Crushing is conventional, consisting of a 762 mm x 1060 mm jaw crusher followed by Metso HP200 standard and HP200 shorthead cone crushers to produce a 9.5 mm crushed and screened product. The ore contains no clay.

Grinding is conducted in two 1000 hp ball mills operating in parallel to produce a target grind of 105 microns for flotation. A gravity circuit shown on the flowsheet is not in use.

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Gold and silver are recovered in a flotation circuit consisting of rougher/scavenger flotation followed by a single cleaning stage to produce, currently, about 45 t/d of concentrate. The concentrate tonnage exceeds the capacity of the cyanidation circuit and the excess is thickened, filtered, bagged in one tonne tote bags, and shipped for smelting elsewhere. With completion of an expansion currently under evaluation, all concentrate would be processed to doré on site.

Cyanidation of concentrates is conducted in three Gekko ILR operating on 24 hour cycles. Leached slurry is discharged to a three stage CCD circuit for solution recovery. This would be increased to five stages in the expansion to improve soluble losses. Solution is clarified and precious metals are electrowon in EW cells using steel wool cathodes. After drying and retorting for mercury removal, the product is meted to doré in crucible furnaces.

Washed cyanidation tailings are discharged to a lined cyanidation tailings pond, with decanted solution returned to the process. By agreement with the provincial government a maximum of 50 ppm total cyanide in the pond was agreed to in the absence of provincial or federal guidelines. With the knowledge of the Argentinean authorities, the current total cyanide level has been allowed to exceed  this target pending installation of a Merrill Crowe recovery plant this year and the subsequent recovery of significant silver and gold values contained in the pond.

The tailings disposal area has capacity for 7 years of flotation tailings and 5 years of cyanidation tailings.

Monitoring of water and air quality, soil sampling and other environmental and meteorological measurements are routinely conducted and recorded in quarterly reports, which also include records of social and community support activities undertaken in the period.

15.3

METALLURGY

Tonnage processed in the San José mill averaged 809 t/d for 2008 and 1300 and 1372 t/d for November and December, respectively. Ore grades trended lower toward during the latter half of the year.

Reported gold and silver recoveries are referred to by MSC as “effective recoveries” and are calculated as metal physically recovered divided by metal in feed based on assay heads. Fig. 15-1 shows a comparison on a monthly basis between assay heads and “calculated heads” (by P&E) which are based on production + inventory + tails. The comparison over the year is satisfactory, but there are significant variations on a monthly basis which may in part be due to fluctuations in circuit inventory that are not reflected in the reported balance. In this latter respect, a periodic cleanups in the electrowinning area (which is reported as inventory and shown as “cathodes”) are not included in the reported effective monthly recovery calculations but are included in the cumulative recoveries for the year. Table 15.6 records a summary of effective recoveries and total recoveries including “cathode inventory”. The data are P&E calculated figures and differ slightly from San Jose monthly report figures because of rounding errors.

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Table 15.6: Summary of effective recoveries and total recoveries including cathode inventory

Month	Effective Production, oz		Cathode Inventory, oz		Total Production, oz
2008	Au	Ag	Au	Ag	Au	Ag
1	3267	248378	529.92	35845.05	3797	284223
2	3781	302435			3781	302435
3	4560	381428			4560	381428
4	3794	334722	147.8	12892.72	3942	347614
5	4206	356954			4206	356954
6	4254	388757			4254	388757
7	4105	377648	277.34	42349.82	4382	419998
8	4039	287309			4039	287309
9	3925	282501			3925	282501
10	4469	321942	235.7	31106.44	4704	353048
11	4866	379680			4866	379680
12	6988	516719	796.92	80003.38	7785	596722

Figure 15-1: Silver Calculated Head vs Assay Head

Average reported ore grades and recoveries for 2008 are shown in Table 15.7.

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Table 15.7: Average Ore Grades and Reported Metal Recoveries, Jan-Dec 2008

Mine	San José
Silver Grade, g/t	559
Silver Recovery, %	82.3
Gold Grade, g/t	6.69
Gold Recovery, %	85.2

15.4

OPERATING COSTS AND CONSUMPTIONS

Direct plant operating costs under mill control include labour and reagents/supplies. Other costs that are distributed monthly to the various cost centres including the plant include, primarily, maintenance labour and power.

The October 2008 average mill costs for processing San José ore to concentrate and doré are summarized as follows.

Table 15.8: October 2008 Average Mill Costs

Item	$/t
Labour	7.29
Reagents and supplies	9.43
Other expenses	6.88
Distributables	14.77
Total	38.37

MILL MANNING

Excluding management and maintenance support, operating labour totalled 75 in December 2008, plus 7 on the metallurgical staff and 27 in the laboratory.

REAGENTS AND STEEL CONSUMPTION

Year to date average consumption of steel and major reagents for 2008 was as follows.

Table 15.9: 2008 Year to Date Average Consumption of Steel and Major Reagents

Item	kg/t
Grinding steel	1.725
Xanthate	0.128
Frother	0.025
Cyanide	0.083
Hydrogen peroxide	0.085

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POWER

Power consumption for the plant is recorded at 53.2 kWh/t. Unit power cost for 2008 was $0.27 / kWh. This cost will decrease substantially in future due to conversion from diesel to power from the national grid.

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16.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1

MINERAL RESOURCE ESTIMATES

P&E audited the mineral resources for the San José mines, in terms of compliance with NI 43-101 guidelines as well as the methodology used by HOC, classification criteria and the actual implementation of the methodology in terms of mineral resource estimation and reporting.

All mineral resource estimation work reported here was done by Fred H. Brown, CPG, Pr.Sci.Nat., and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. of Brampton Ontario, from data supplied by HOC. A draft copy of this Report was reviewed by Minera Andes for factual errors.

The mineral resource models were audited by P&E using the commercially available GEMS Gemcom (v6.1.4) and Snowden Supervisor (v7.10.11) software programs.

Operations at San José commenced in June 2007 and the mine produced 4.4 million ounces of silver and 54 thousand ounces of gold in 2008.  Measured and Indicated Resources declared by MSC at San José as of December 31, 2008 are 2.24 million tonnes grading 527 g/t Ag and 7.98 g/t Au (Table 16.1).

Table 16.1: Total San José Mineral Resources as of December 20081,2,3,4

Vein	Measured			Indicated			Measured and Indicated			Inferred
	kt	Ag	Au	kt	Ag	Au	kt	Ag	Au	kt	Ag	Au
		g/t	g/t		g/t	g/t		g/t	g/t		g/t	g/t
AYELÉN	1.2	761	5.05	114.2	486	5.07	115.4	489	5.07	268.2	507	4.93
FREA	243.6	551	9.90	263.3	295	13.46	506.9	418	11.75	104.9	115	7.08
HUEVOS VERDES SUR	144.2	706	10.41	28.0	414	7.47	172.2	659	9.93	25.1	392	6.03
HUEVOS VERDES CENTRAL	35.6	373	3.92	83.7	433	4.72	119.3	415	4.48	0.8	286	8.71
HUEVOS VERDES NORTE	86.8	507	5.58	65.2	384	4.30	151.9	455	5.03	15.8	215	2.57
KOSPI				646.4	747	8.29	646.4	747	8.29	113.5	626	10.95
ODIN				306.0	364	5.67	306.0	364	5.67	421.9	208	4.70
RAMAL HVS	5.0	532	6.19	35.7	421	5.82	40.7	435	5.87	18.0	402	4.69
RAMAL FREA				122.7	396	6.41	122.7	396	6.41	79.3	283	4.61
RAMAL 483				58.9	337	3.58	58.9	337	3.58	2.3	352	1.52
Total	516.3	575	8.85	1,724.0	513	7.72	2,240.3	527	7.98	1,049.9	334	5.66

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

2.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve.

3.

Cut-off = US$60.84/t.

4.

Veins less than 0.8 m in width have been diluted to 0.8 m at zero grade.

5.

Based on P&E’s knowledge there are no environmental, permitting, legal, title, taxation, socio-economic political issues at would materially affect these Mineral Resources.  These Mineral Resources would be materially affected by fluctuations in metal prices.  P&E used a gold price of US$800 per ounce (oz) and US$12.00 per oz for silver for estimating Mineral Resources and Reserves, which reflect the price levels at the end of 2008.  The pre-tax NPV is most sensitive to the gold price, followed by silver price, operating costs and capital costs, respectively.

6.

The cut-off value used to estimate Mineral Resources is based on historical January to October 2008 geologic, mining, plant and mine administration variable and fixed costs, and November and December 2008 estimated costs. P&E considers these cost to be reasonable as a basis for estimating Mineral Resources.

7.

Only 1.8 million tonnes of Measured and Indicated Resources grading 579 g/t Ag and 8.69 g/t Au have been converted into Mineral Reserves.  The balance of Measured and Indicated Resources remain at the end of mine life.

8.

Table 16.1 represents 100% of the Property. MAI has a 49 % interest in the Property.

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Resource models for three major vein systems at San José veins, viz. the Frea, Kospi and HVS veins, were audited by P&E. These systems account for 59 % of the declared Measured and Indicated mineral resources at San José.

16.1.1

SAMPLING DATABASE

The assay database provided by HOC for the three audited San José contains 49,612 sample records derived from 6,640 underground chip sample sections and 507 diamond drillholes. Sample fields for each record contain sample identification and interval data, gold and silver grades and lithological codes. For each record HOC geologists have further identified contiguous vein samples, and vein samples that meet selected economic criteria are flagged as “ore” samples. Vein samples are selected by hand, while “ore” samples are flagged algorithmically based on threshold metal grades using a software script. Apparent thickness and true thickness values for mineralized vein intersections are then calculated by HOC. P&E imported the HOC data into a GEMS Access database and validated the data using industry standard validation checks, with no errors noted. P&E typically validates a mineral resource database by checking for duplicate entries, interval, length or distance values less than or equal to zero, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, and missing interval and coordinate fields.

P&E noted that the assay database contained seventy-seven records with a zero-value Au grade and eight records with a zero-value Ag grade.

P&E considers the supplied database suitable for mineral resource estimation.

16.1.2

DENSITY

HOC provided 710 bulk density measurements taken at San José (Table 16.2). Median density measurements are used by HOC as bulk density values by individual vein for estimation purposes.

Table 16.2: Vein density measurements

Vein	Count	Median	Average
Frea	271	2.60	2.59
HVS	210	2.60	2.59
Kospi	169	2.60	2.60

16.1.3

WIREFRAMES

HOC provided AutoCAD format wireframes representing the three audited San José mineralized veins (Figure 16-1). Both unmined and mined vein wireframes, as well as polylines representing mined-out areas and mineral reserves were provided. HOC constructs wireframe representations of mineralized veins from drill hole intervals, survey data, mining excavations and visual examination of grades in underground chip sample channels.

P&E imported all supplied wireframes into GEMS and validated the wireframes. The mined HVS wireframe was invalid, and was reconstructed by P&E from polylines supplied by HOC. No other triangulation errors were noted.

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Figure 16-1: Isometric view of the clipped Frea mineralized vein

16.1.4

COMPOSITING

HOC supplied a desurveyed composite file containing 7,453 records. Each composite record contains midpoint coordinate values and a vein code, as well as Au and Ag composite grades, composite length and capped composite grades.

P&E desurveyed the supplied assay data and verified that the supplied HOC composite values were desurveyed correctly. P&E also verified that the capping thresholds used by HOC were applied correctly to the composite database.

Assay values flagged as “ore” are composited by HOC into length-weighted composites. HOC also maintains a database of corresponding true-width vein intervals for each sample. P&E noted however that 38 % of the HOC composites at San José have a recorded interval length of 1.00 m, with the remainder ranging between 0.15 m and 1.50 m in length (Figure 16-2). Supplied composite grade intervals are therefore not uniform.

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Figure 16-2: Hochschild composite lengths at San José

HOC does not composite underground chip samples within defined mineralized vein wireframes. Due to historical inaccuracies in the survey of underground chip sample channels, the assay and composite values are manually assigned a vein code. P&E examined drill hole traces and noted numerous minor inconsistencies in the location of the drill hole composites with respect to the mineralized vein wireframes (Figure 16-3). There therefore exists a spatial inconsistency between the location of the composite samples used for estimation and the corresponding vein resources (Figure 16-4). Visual examination of drillholes and underground chip samples in section indicates that the maximum error is on the order of a five meters.

The Kospi vein has not been mined to date, and was constructed by HOC directly from defined “ore” drill hole assay intervals.

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Figure 16-3: Sectional view of sample, composite and vein wireframe locations for SJD-791

SJD-79
851.00
3.00
5.00
2556.00
586.00
6893.50
114.00
1674.00
423.00
37.00
27.00
215.00
70.00
503.00
7.00
11.00
HM VEIN
TRUE VEIN INTERCEPT
2170.17
6639.81
871.47
129.50
246.55
HM Ag composites
Ag assay grades
-5
0
5
Scale 1:50

"Vein Intercept" is the intercept created by the drill hole through the vein from "HM V

(1). “True Vein Intercept” is the intercept generated by the drill hole through the wireframe. “HM Vein” is the flagged “ore” section defining the vein.

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Figure 16-4: Isometric view of composites outside the Frea mineralized wireframe

P&E noted that HOC does not differentiate between diamond drill hole and chip sample data for estimation. Examination of the data distributions indicates that the chip sample grades are somewhat higher than the diamond drill hole data (Figure 16-5). In general, underground chip sampling can often over-estimate grade, due to sampling bias and preferential sampling of softer mineralized material. In order to determine what, if any, bias exists for the chip sampling, P&E recommends that HOC continuously reconcile production back to source.

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Figure 16-5: QQ plot of diamond drill hole and chip composite values

Q-Q Plot (log-log)
Data Set 1: Ag CHIP HVS
Data Set 2: Ag DDH HVS
Ag DDH HVS (68 values)
Ag CHIP HVS (4038 values)
10
100
1000
10000
M

Q-Q Plot (log-log)
Data Set 1: Ag CHIP FREA
Data Set 2: Ag DDH FREA
Ag DDH FREA (310 values)
Ag CHIP FREA (3583 values)
1
10
100
1000
10000
M

Q-Q Plot (log-log)
Data Set 1: Au CHIP HVS
Data Set 2: Au DDH HVS
Au DDH HVS (68 values)
Au CHIP HVS (4038 values)
0.1
1
10
100
M

Q-Q Plot (log-log)
Data Set 1: Au CHIP FREA
Data Set 2: Au DDH FREA
Au DDH FREA (310 values)
Au CHIP FREA (3583 values)
0.1
1
10
100
M

San Jose

April 2009

SUPERVISOR

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16.1.5

GRADE CAPPING

HOC restricts the influence of high-grade outliers by capping composite grades above a threshold value prior to estimation. P&E used the uncapped composite database supplied by HOC to derive typical capping values from the examination of probability plots and Mean & Variance cutting plots for the San José databases. Typical capping thresholds selected by P&E are listed in Table 16.3, and are in good agreement with those applied by HOC.

Table 16.3: Capping thresholds

VEIN	HOC		P&E
	Ag g/t	Au g/t	Ag g/t	Au g/t
Frea	4,200	70	7,000	110
HVS	10,000	150	19,000	230
Kospi	4,400	40	4,200	50

Based on the supplied database, P&E considers the capping strategy implemented by HOC to meet industry standards for linear estimation.

16.1.6

CLASSIFICATION & VARIOGRAPHY

HOC currently classifies mineral resources in accordance with the requirements of the JORC Code. Classification is based primarily on the uncapped composite variogram range. For Measured mineral resources HOC requires between three and eight composites within 1/3 of the range of the variogram; for Indicated mineral resources HOC requires between two and eight composites within 2/3 of the range of the variogram, and for Inferred mineral resources HOC requires between one and eight composites within the range of the variogram. HOC mineral resources are further confined to areas considered by local mine geologists to have a reasonable degree of geological confidence, and resource blocks outside these areas are downgraded to Inferred mineral resources

Traditional isotropic and directional semi-variograms were derived by P&E from the uncapped HOC composite database in order to confirm the ranges selected by HOC for classification (Table 16.4).

Table 16.4: Semi-variogram ranges derived by P&E

Vein	Ag		Au
	Quality	Range	Quality	Range
Frea	Moderate	~175 m	Very Poor	NA
HVS	Moderate	~75 m	Moderate	~70 m
Kospi	Poor	~125 m	Poor	~125 m

P&E further queried the supplied HOC block models in order to verify the classification criteria used by HOC (Table 16.5) and found the results to be consistent with the methodology implemented by HOC.

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Table 16.5: Classification criteria as implemented by Hochschild

Vein	Class	Number Of Blocks	Number Of Samples	Avg. Distance
Frea	Measured	1317	3 – 8	20.83 m
	Indicated	1175	2 – 8	45.76 m
	Inferred	1808	1 – 8	58.64 m
HVS	Measured	5219	3 – 8	17.98 m
	Indicated	1032	2 – 8	36.28 m
	Inferred	3457	1 – 8	49.40 m
Kospi	Measured	0	NA	NA
	Indicated	2506	2 – 4	42.36 m
	Inferred	1600	1 – 3	61.25 m

P&E considers the classification scheme used by HOC to be suitable for mineral resource estimation, but notes that HOC uses a single pass for estimating Measured and Indicated mineral resources and a separate pass for estimating Inferred mineral resources. The strategy as implemented may lead to the occasional mis-classification of resource blocks. Worst case examples from the HOC San José block models include:

•

Frea: Indicated block estimated from two samples averaging 73.54 m from the block centroid;

•

HVS: Indicated block estimated from two samples averaging 54.97 m from the block centroid;

•

Kospi: Indicated block estimated from two samples averaging 69.27 m from the block centroid;

P&E recommends that a three-pass restricted search estimation strategy by implemented by HOC.

16.1.7

ESTIMATION AND MINERAL RESOURCES

HOC estimates mineral resources at individual mines using the Minesight commercial software package. Where there is sufficient information available to construct a variogram, HOC uses Ordinary Kriging (“OK”) for estimation. Where insufficient information is available to establish a variogram, HOC uses Inverse Distance Cubed (“ID3”) estimation, applying similar search criteria as that used for OK. Resource block model setups are based on the general size and geometry of the resource (Table 16.6).

Table 16.6: Hochschild’s Block Model Setup

VEIN	ORIGIN			ROTATION	BLOCK SIZE			NUMBER OF BLOCKS
	X	Y	Z		X	Y	Z	X	Y	Z
Frea	2401565.25	4831785.50	620.00	45°	10	10	10	60	127	42
HVS	2400934.75	4830012.00	580.00	35°	5	5	5	72	132	66
Kospi	2399379.00	4832132.50	600.00	-35°	10	10	10	150	45	35

The HOC resource model consists of separate block models by vein for Au and Ag estimated grades, diluted Au and Ag estimated grades, average interpolation distance, number of samples used for estimation, ore codes, percentage remaining ore, dilution factors, vein thickness, estimation variance, classification and geological confidence. P&E imported the supplied HOC block models for San José into GEMS for evaluation.

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A percent model was generated directly by P&E from the clipped mineralized vein wireframes and compared to the supplied HOC percentage ore remaining block model. Individual differences between the P&E and HOC percentage models were 0.10 % for the Frea vein, 0.12 % for the HVS vein, and 0.03 % for the Kospi vein. P&E considers these differences to be insignificant.

HOC estimates true vein thickness from flagged “ore” intercepts and reports diluted mineral resources based on a minimum mining width of 0.80 m. Veins less than 0.80 m thick are diluted to 0.80 m at zero grade. P&E noted that the calculation of true widths is not directly linked to the generation of percentage ore in a block, which is derived from the modeled wireframes. P&E recommends that this methodology be reviewed by HOC.

A volumetrics check was generated by P&E against the supplied HOC block models (Table 16.7). P&E considers the differences in the volumetrics to be acceptable, and to be primarily a result of rounding and software implementation differences.

Table 16.7: Volumetrics check above cut-off

P&E CHECK
VEIN	GRADE GROUP	Tonnage	Au g/t	Ag g/t	Au ozx x 1000	Ag ozs x 1000
KOSPI	MEAS + IND	644,543	8.30	748	175	15,744
HVS	MEAS + IND	172,179	9.93	659	55	3,668
FREA	MEAS + IND	507,049	11.76	418	192	6,826
KOSPI	INF	114,971	11.00	627	41	2,316
HVS	INF	25,118	6.04	392	5	320
FREA	INF	113,726	7.07	106	27	463
HOC REPORTED
VEIN	GRADE GROUP	Tonnage	Au g/t	Ag g/t	Au ozx x 1000	Ag ozs x 1000
KOSPI	MEAS + IND	646,388	8.29	747	172	15,530
HVS	MEAS + IND	172,173	9.93	659	55	3,646
FREA	MEAS + IND	506,860	11.75	418	191	191
KOSPI	INF	113,539	10.95	626	40	2,285
HVS	INF	25,116	6.03	392	5	316
FREA	INF	104,931	7.08	115	24	388

HOC estimates individual block grades for Au and Ag from composite samples coded by vein type. HOC then calculates a value for individual resource blocks from the resource block estimate based on a net metal value calculation for recovered metals (Table 16.8).

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Table 16.8: Hochschild NSR parameters for San José

SAN JOSÉ: CONCENTRATE	Ag	Au
Price US$/oz	US$12.00	US$800.00
Avg. Grade g/t	509.54	6.45
Total Recovery %	88.20%	88.20%
Deductions US$/t	US$58.84	US$49.66
Net US$/t	US$114.55	US$96.66
NSR US$/g	US$0.22	US$14.99

SAN JOSÉ: DORE	Ag	Au
Price US$/oz	US$12.00	US$800.00
Avg. Grade g/t	509.54	6.45
Total Recovery %	82.07%	84.30%
Deductions US$/t	US$17.32	US$15.02
Net US$/t	US$144.01	US$124.83
NSR US$/g	US$0.28	US$19.35

SAN JOSÉ: 50 % DORE 50 % CONCENTRATE	Ag	Au
NSR US$/g	US$0.25	US$17.17
Marginal Cut-off US$/t	US$60.84

HOC tabulates as economic all mineral resources that cover the total marginal cost of production. P&E has reviewed the parameters and methods used by HOC for mineral resource estimation, and believes that the assumptions are reasonable.

16.1.8

MODEL VALIDATION

P&E visually inspected rock codes, composite grades and block grades in section. Visual inspection confirms the model’s ability to reproduce local grade trends; however, as noted previously reconciliation is problematic due to spatial inconsistencies in the composite data.

P&E also compared the average composite grade for composites within a block to the estimated grade of the block containing the composites, for Measured and Indicated mineral resources (Figure 16-6). The relationship between average values for composite samples and the corresponding block averages is reasonable (Table 16.9).

Table 16.9: Average composite grades and average block grades for Measured and Indicated mineral resources

Vein	Composite Average		Block Average
	Ag g/t	Au g/t	Ag g/t	Au g/t
Frea	556	8.00	539	8.09
HVS	992	13.7	898	12.85
Kospi	576	6.88	533	6.41

The observed correlation between composite average grades within a block and individual block grades however is poor, and may be due in part to the spatial inconsistency noted previously as well as the estimation strategy. P&E recommends that HOC adopt a three-pass restricted search estimation strategy, reconcile production to the block model estimates, and investigate non-linear methods of mineral resource estimation in order to reduce the conditional bias. Consideration should also be given to a higher degree of optimization of the kriging neighbourhood.

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Figure 16-6: Average composite grade and block grade comparisons

16.1.9

CONCLUSIONS AND RECOMMENDATIONS

Density measurements are available for the Frea, Kospi and Huevos Verdes Sur vein systems. For mineral resource estimates HOC has assigned the Frea value to Ayelén and Odin, and the Huevos Verdes Sur value to HVR. It is recommended that a minimum of thirty density measurements for each vein system be completed on Ayelén, Odin and HVR drill hole core in order to verify this assumption, and that moving forward the measurement of bulk densities be incorporated as a standard procedure during drill hole logging.

P&E also recommends that HOC should continue to improve the precision and accuracy of the mineralized vein wireframes, in order to provide for a comprehensive reconciliation of the mineral resource block model to actual production results. Mineral resource estimation and reconciliation can be further improved by investigating the lithological and structural controls on mineralization.

P&E considers the mineral resources reported by HOC for the San José deposits to be in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines, as required by National Instrument (NI) 43-101 Item 19, Standards of Disclosure for Mineral Projects.

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16.2

MINERAL RESERVE ESTIMATES

The methodology used by MSC to convert mineral resources to mineral reserves is as follows, in sequential order.

1.

Based on the physical location of resources and mining method selected the majority of measured and indicated mineral resources are used as the basis for converting mineral resources to mineral reserves.  The balance of measured and indicated mineral resources will remain at the end of mine life.

2.

The measured and indicated mineral resources, selected in Item 1 above, are diluted to a minimum 0.8 m thickness. This dilution equates to 1.2% of the initial measured and indicated mineral resources used.

3.

Within the boundaries (three dimensional) of this 0.8 mm thickness there is some rock material that must be mined based on the mine plan and design.  This rock material is referred to as internal dilution.  This equates to a planned internal dilution of 4.4%, 0.6 % and 0.6 % by tonnes, contained Ag and contained Au, respectively.

4.

Mine recovery of the measured and indicated mineral resources is calculated, based on the mine plan and design. Inaccessible resources, operationally constrained resources (“OCR”) and uneconomic Resources are excluded (not extracted or recovered) from the mine plan and design. OCR includes pillars not recovered, losses due to bad ground and blasted ore left in stopes. Uneconomic resources are mineral resources with values below the cut-off value.  A total of 75.4 % of internally diluted resources will be extracted, containing 81 % of the internally diluted contained Ag and Au.

5.

Planned external dilution is estimated, based on the mine plan and design. This planned external dilution is estimated based on historical reconciliation data gathered, including excavation surveys, and includes slough and blasted waste rock from both the hanging and footwalls, mined backfill and blasted waste sent to the mill.  This external dilution is added to the ‘internally diluted extracted’ mineral resources, to end up with fully diluted mineral reserves. Planned external dilution is estimated to be 13.2% of the extracted mineral resources.

Mineral reserves were estimated from selected diluted and extracted measured and indicated mineral resources. Mineral reserves totals 1,625,800 tonnes, grading 522.7 grams Ag / tonne and 7.89 grams Au / tonne, are summarized by vein in Table 16.10.

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Table 16.10: Mineral Reserves
San José Mining Operation

Vein	Category	Tonnes (kt)	Ag (g/t)	Au (g/t)	Ag (koz)	Au (koz)
Frea	Proven	256	483	8.64	3,967	71
	Probable	244	263	11.89	2,063	93
	Proven & Probable	500	375	10.23	6,030	164
Kospi	Proven	0	0	0.00	0	0
	Probable	607	696	7.52	13,573	147
	Proven & Probable	607	696	7.52	13,573	147
HVS	Proven	142	629	9.37	2,864	43
	Probable	17	440	7.57	240	4
	Proven & Probable	159	609	9.18	3,105	47
HVC	Proven	35	341	3.58	383	4
	Probable	77	377	4.11	931	10
	Proven & Probable	112	366	3.94	1,314	14
HVN	Proven	80	450	4.97	1,158	13
	Probable	52	342	3.63	575	6
	Proven & Probable	132	407	4.44	1,733	19
Ramal 483	Proven	0	0	0.00	0	0
	Probable	28	366	4.73	327	4
	Proven & Probable	28	366	4.73	327	4
Ramal Frea	Proven	0	0	0.00	0	0
	Probable	66	443	5.91	944	13
	Proven & Probable	66	443	5.91	944	13
Ramal HVS	Proven	4	505	5.94	69	1
	Probable	18	392	6.42	228	4
	Proven & Probable	22	413	6.33	297	5
Total	Proven	517	508	7.91	8,442	131
	Probable	1,109	529	7.88	18,881	281
	Proven & Probable	1,626	523	7.89	27,323	412

1.

Table 16.10 represents 100% of the Property. MAI has a 49 % interest in the Property.

2.

Based on P&E’s knowledge there are no environmental, permitting, legal, title, taxation, socio-economic political issues at would materially affect these mineral reserves. These mineral reserves would be materially affected by fluctuations in metal prices. P&E used a gold price of US$800 per ounce (oz) and US$12.00 per oz for silver for estimating mineral resources and mineral reserves, which reflect the price levels at the end of 2008.  The pre-tax NPV is most sensitive to the gold price, followed by silver price, operating costs and capital costs, respectively.

3.

The cut-off value used to estimate mineral reserves is based on historical January to October 2008 geologic, mining, plant and mine administration variable and fixed costs, and November and December 2008 estimated costs. P&E considers these cost to be reasonable as a basis for estimating mineral reserves.

Further details of mineral reserve estimation can be found in Section 22 of this Report.

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17.0

OTHER RELEVANT DATA AND INFORMATION

There are no other data considered relevant to this Report that have not previously been included.

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18.0

INTERPRETATION AND CONCLUSIONS

The reader is referred to Section 31 of this Report for Interpretations and Conclusions.

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19.0

RECOMMENDATIONS

The reader is referred to Section 32 of this Report for Recommendations.

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20.0

REFERENCES

The reader is referred to Section 33 of this Report for References.

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21.0

CERTIFICATES

The reader is referred to Section 34 of this Report for Certificates.

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ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

INTRODUCTION

P&E reviewed all material aspects of this Report on Minera Andes’s producing mine in Argentina and is of the opinion that it is complete in all material aspects.

The key design aspects of the Report, on a 100% MSC basis, are as follows:

•

Mine life:

o

2009-12, 3.25 years

o

Decommissioning and Closure

2012 to 2018

•

Ultimate mill production rate:

o

1,500 tonnes per day

•

Property production:

o

1,691,300 tonnes ore at 7.75 g/t Au and 517.3 g/t Ag

•

Metallurgical recoveries:

o

81.5 % Au, 80.7 % Ag

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22.0

MINERAL RESERVES

22.1

CUT-OFF VALUE

MSC’s cut-off value (“COV”) is based on historical January to October 2008 geologic, mining, plant and mine administration variable and fixed costs, and November and December 2008 estimated costs. Economic Cut-off Values (“ECOV”) were estimated using both variable and fixed costs and Marginal Cut-off Values (“MCOV”) were estimated using variable costs only. The mineral reserve estimate is primarily based on the ECOV. Ore with a grade above the MCOV and less than the ECOV are included in the mineral reserve estimate if it was necessary to develop through them in order to access ore grades above the ECOV. A total of 84.1% of mineral reserves, containing 94% of the Ag and Au, are at or above the ECOV. A total of 15.9% of mineral reserves, containing 6% of the Ag and Au, are between the ECOV and the MCOV. A summary of average 2008 variable and fixed operating costs is presented in Table 22.1.

Table 22.1: Variable and Fixed Operating Costs For 2008
San José Mining Operation

Period	Variable Costs (US$/t)	Fixed Costs (US$/t)	Var & Fixed Costs (US$/t)
Jan – Jun	65.84	75.06	140.90
Feb – Jul	64.49	75.11	139.60
Mar – Aug	65.37	75.96	141.33
Apr – Sept	67.42	77.57	144.99
May – Oct	69.64	81.22	150.86
Jun - Nov	68.64	81.57	150.21
Jul - Dec	69.74	80.74	150.48
Average of Last 3	69.34	81.18	150.52

MSC used an average US$150.52/t variable and fixed cost to estimate the ECOV and a US$69.34/t variable cost to estimate the MCOV. MSC has included an allowance (cost savings) of US$8.50/t in the MCOV, due to energy connection to the national power grid in 2009, and a US$24.04/t allowance in the ECOV due to increased mill throughput from 750 tpd to 1,500 tpd in 2009. Thus the ECOV and the MCOV are US$126.47/t and US$60.84/t, respectively, as summarized in Table 22.2.

Table 22.2: Summary of Marginal & Economic Cut-offs (US$/t)
San José Mining Operation

Description	Variable Costs	Fixed Costs	Total	Cost Savings	Cut-off
Marginal Cut-off	69.34		69.34	-8.50	60.84
Economic Cut-off	69.34	81.18	150.52	-24.04	126.47

MSC estimates the NSR value for Ag and Au to be US$0.25/g and US$17.17/g head grade, respectively, based on gold prices of US$900/oz and silver prices of US$13.00/oz. Thus the economic and marginal cut-offs used to estimate mineral reserves are 499 g/t and 240 g/t Ag Equivalent, respectively.

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22.2

MINERAL RESOURCES TO MINERAL RESERVES

22.2.1

METHODOLOGY

The methodology used by MSC to convert mineral resources to mineral reserves is as follows, in sequential order.

1.

Based on the physical location of mineral resources and mining method selected, the majority of measured and indicated mineral resources are used as the basis for converting mineral resources to mineral reserves. All of these mineral resources are above the MCOV. The balance of measured and indicated mineral resources will remain at the end of mine life.

2.

The measured and indicated mineral resources, selected in Item 1 above, are diluted to a minimum 0.8 m thickness.

3.

Within the boundaries (three dimensional) of this 0.8 mm thickness there is some rock material, that may or may not contain combined Ag amd Au grade values below the MCOV cut-off value, that must be mined based on the mine plan and design.  This rock material is referred to as internal dilution.

4.

Mine recovery of the measured and indicated mineral resources is calculated, based on the mine plan and design. Inaccessible mineral resources, operationally constrained resources (“OCR”) and uneconomic Resources are excluded (not extracted or recovered) from the mine plan and design. OCR includes pillars not recovered, losses due to bad ground and blasted ore left in stopes. Uneconomic resources are mineral resources with values below the ECOV. Some mineral resources with values between the MCOV and ECOV, will be recovered if, for example, they have to be mined to get to an ECOV stoping area.

5.

Planned external dilution is estimated, based on the mine plan and design. This planned external dilution is estimated based on historical reconciliation data gathered, including excavation surveys, and includes slough and blasted waste rock from both the hanging and footwalls, mined backfill and blasted waste sent to the mill.  This external dilution is added to the ‘internally diluted extracted’ mineral resources, to end up with fully diluted mineral reserves.

22.2.2

INITIAL RESOURCES USED

A total of 1,804,800 tonnes of measured and indicated mineral resources, grading 579.1 grams Ag / tonne and 8.69 grams Au / tonne were initially used to convert to San José mineral reserves.  A summary of this estimate, by vein is presented in Table 22.3.

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Table 22.3: Measured and Indicated Mineral Resources Initially Used In Mineral Reserve Estimation
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	458,885	440.75	12.09
Kospi	580,097	779.06	8.48
HVS	147,555	738.38	11.07
HVC	111,411	426.30	4.54
HVN	130,088	488.70	5.37
Odin	185,131	454.19	6.53
Ayelén	34,046	556.78	5.74
Ramal 483	43,570	364.54	4.17
Ramal Frea	89,329	425.91	6.75
Ramal HVS	24,691	567.01	7.97
Total	1,804,804	579.11	8.69

Note: Table 22.3 represents 100% of the Property. MAI has a 49 % interest in the Property.

Diluting these mineral resources to a minimum 0.8m adds 21,000 tonnes, at zero grade, to the measured and indicated mineral resources in Table 22.3. A summary of initially used measured and indicated mineral resources, estimated to a minimum 0.8 m width, is presented in Table 22.4.

Table 22.4: Initial Measured and Indicated Mineral Resources To A Minimum 0.8m
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	461,974	437.83	12.01
Kospi	581,409	777.31	8.46
HVS	156,241	696.98	10.46
HVC	111,629	425.46	4.53
HVN	132,049	481.25	5.29
Odin	187,530	448.60	6.44
Ayelén	34,243	553.77	5.70
Ramal 483	43,602	364.31	4.16
Ramal Frea	89,466	425.16	6.74
Ramal HVS	27,661	504.64	7.13
Total	1,825,805	572.41	8.59

Note: Table 22.4 represents 100% of the Property. MAI has a 49 % interest in the Property.

Within the boundaries of the initial measured and indicated mineral resources, used in the mineral reserve estimation, there is an estimated 80,500 tonnes of planned internal dilution grading 73.2 grams Ag / tonne and 1.23 grams Au / tonne. This dilution will be mined (drilled, blasted and mucked) during the regular mining cycle. This equates to a planned internal dilution of 4.4%, 0.6 % and 0.6 % by tonnes, contained Ag and contained Au, respectively. A summary of this estimate, by vein is presented in Table 22.5.

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Table 22.5: Measured and Indicated Mineral Resources Internal Dilution Estimation
San José Mining Operation

Vein	Tonnes	Ag	Au	Tonnes	Contained	Contained
		(g/t)	(g/t)	(%)	Ag (%)	Au (%)
Frea	12,123	64.88	1.17	2.6%	0.4%	0.3%
Kospi	21,315	67.21	1.02	3.7%	0.3%	0.4%
HVS	9,981	74.82	1.17	6.4%	0.7%	0.7%
HVC	3,552	82.92	0.73	3.2%	0.6%	0.5%
HVN	13,820	82.22	1.39	10.5%	1.8%	2.7%
Odin	9,138	58.14	1.97	4.9%	0.6%	1.5%
Ayelén	3,721	89.45	0.77	10.9%	1.8%	1.5%
Ramal 483	878	72.09	1.51	2.0%	0.4%	0.7%
Ramal Frea	3,276	89.78	1.45	3.7%	0.8%	0.8%
Ramal HVS	2,655	101.45	1.01	9.6%	1.9%	1.4%
Total	80,459	73.18	1.23	4.4%	0.6%	0.6%

Note: Table 22.5 represents 100% of the Property. MAI has a 49 % interest in the Property.

This results in a total of 1,906,300 tonnes of internally diluted mineral resources grading 550.3 grams Ag / tonne and 8.28 grams Au / tonne.

22.2.3

MINE RECOVERY

Mine recovery of mineral resources involves three aspects of the San José mine design; Inaccessible Resources, OCR and Uneconomic Resources. OCR includes pillars not recovered, losses due to bad ground and blasted ore left in stopes. A total of 370,600 tonnes (19.4%) of Inaccessible Resources, grading 393.2 grams Ag / tonne and 5.58 grams Au / tonne will not be recovered, a total of 89,200 tonnes (4.7%) of Operationally Constrained Resources, grading 594.2 grams Ag / tonne and 9.08 grams Au / tonne will not be recovered and a total of 10,053 tonnes (0.5%) of Uneconomic Resources, grading 243.6 grams Ag / tonne and 8.39 grams Au / tonne will not be recovered. In MSC’s June 2008 Mineral Resource / Reserve Report titled ‘Reporte Recursos y Reservas Minerales Proyecto San José’, revised dated July 2008, unrecovered OCR mineral resources was estimated to be 2%. Thus there has been a 2.7 %  increase in this estimate since June 2008. Summaries of initial mineral resources not recovered are presented in Tables 22.6, 22.7 and 22.8.

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Table 22.6: Inaccessible Mineral Resources Not Recovered
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	12,638	192.82	5.96
Kospi	7,964	255.04	5.42
HVS	27,572	296.50	4.00
HVC	10,558	458.42	4.15
HVN	18,866	409.97	4.94
Odin	196,668	430.46	6.23
Ayelén	37,965	508.26	5.22
Ramal 483	17,768	285.15	2.34
Ramal Frea	29,501	235.02	6.34
Ramal HVS	11,073	409.32	4.62
Total	370,574	393.18	5.58

Note: Table 22.6 represents 100% of the Property. MAI has a 49 % interest in the Property.

Table 22.7: Operationally Constrained Mineral Resources Not Recovered
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	28,676	436.31	11.93
Kospi	37,113	758.85	8.23
HVS	6,373	732.34	11.08
HVC	4,813	410.50	4.44
HVN	5,733	454.42	4.97
Odin	0	0.00	0.00
Ayelén	0	0.00	0.00
Ramal 483	1,667	407.37	5.29
Ramal Frea	3,946	496.48	6.65
Ramal HVS	885	503.87	7.74
Total	89,206	594.21	9.08

Note: Table 22.7 represents 100% of the Property. MAI has a 49 % interest in the Property.

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Table 22.8: Uneconomic Mineral Resources Not Recovered
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	3,607	154.25	9.47
Kospi	2,193	457.96	12.08
HVS	617	374.61	13.76
HVC	392	247.74	6.51
HVN	2,840	156.42	3.12
Odin	0
Ayelén	0
Ramal 483	98	245.85	7.76
Ramal Frea	233	299.63	9.75
Ramal HVS	72	304.08	11.35
Total	10,053	243.63	8.39

Note: Table 22.8 represents 100% of the Property. MAI has a 49 % interest in the Property.

In summary a total of 469,800 tonnes (24.6%) of mineral resources, grading 428.2 grams Ag / tonne and 6.31 grams Au / tonne, will not be recovered. A total of 75.4 % of internally diluted mineral resources will be extracted, containing 81 % of the internally diluted contained Ag and Au. A summary of mine recovery (extraction) is presented in Table 22.9.

Table 22.9: Internally Diluted Mineral Resources Not Recovered
San José Mining Operation

Vein	Total Not Recovered			Recovery
	Tonnes	Ag	Au	Tonnes	Contained	Contained
		(g/t)	(g/t)		Ag	Au
Frea	44,920	345.16	10.06	90.5%	92.4%	91.9%
Kospi	47,270	660.01	7.94	92.2%	93.1%	92.4%
HVS	34,563	378.26	5.48	79.2%	88.1%	88.5%
HVC	15,764	438.55	4.30	86.3%	85.5%	86.7%
HVN	27,439	393.01	4.76	81.2%	83.3%	81.8%
Odin	196,668	430.46	6.23	0.0%	0.0%	0.0%
Ayelén	37,965	508.26	5.22	0.0%	0.0%	0.0%
Ramal 483	19,534	295.38	2.62	56.1%	63.8%	72.0%
Ramal Frea	33,680	266.10	6.40	63.7%	76.6%	64.5%
Ramal HVS	12,030	415.64	4.89	60.3%	64.9%	70.6%
Total	469,833	428.15	6.31	75.4%	80.9%	81.2%

Note: Table 22.9 represents 100% of the Property. MAI has a 49 % interest in the Property.

A total of 1,436,400 tonnes, grading 591.6 grams Ag / tonne and 8.93 grams Au / tonne, is scheduled to be recovered, before planned external dilution. A summary of total extracted, externally undiluted tonnes, is presented in Table 22.10.

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Table 22.10: Extracted Externally Undiluted Mineral Resources
San José Mining Operation

Vein	Tonnes	Ag	Au
		(g/t)	(g/t)
Frea	429,176	436.99	11.91
Kospi	555,455	760.04	8.22
HVS	131,659	733.49	11.06
HVC	99,418	411.14	4.43
HVN	118,430	455.13	4.96
Odin	0
Ayelén	0
Ramal 483	24,946	408.01	5.28
Ramal Frea	59,062	497.26	6.64
Ramal HVS	18,285	504.66	7.72
Total	1,436,431	591.63	8.93

Note: Table 22.10 represents 100% of the Property. MAI has a 49 % interest in the Property.

22.2.4

EXTERNAL DILUTION

The 1,436,400 tonnes of extracted mineral resources will be externally diluted by 189,300 tonnes of material, at zero grade, averaging 13.2 % planned external dilution. This planned external dilution is estimated based on historical reconciliation data gathered, including excavation surveys, and includes slough and blasted waste rock from both the hanging and footwalls, mined backfill and blasted waste sent to the mill. A summary of this planned external dilution is presented in Table 22.11.

Table 22.11: Planned External Dilution Included in Mineral Reserves
San José Mining Operation

Vein	Tonnes	% Of Extracted Resources
Frea	70,669	16.5%
Kospi	51,414	9.3%
HVS	27,012	20.5%
HVC	12,267	12.3%
HVN	13,864	11.7%
Odin	0
Ayelén	0
Ramal 483	2,872	11.5%
Ramal Frea	7,206	12.2%
Ramal HVS	4,041	22.1%
Total	189,346	13.2%

Note: Table 22.11 represents 100% of the Property. MAI has a 49 % interest in the Property.

In summary there is a total of 60,600 tonnes (80,459 x 75.4%) of planned extracted internal dilution, with Ag an Au grades, and 189,300 tonnes of planned external dilution, at zero grade, for a total of 250,000 tonnes of planned dilution, 17.4 % of extracted mineral resources, in mineral reserves. MSC has made no allowance for unplanned dilution, which would be additional to the planned dilution. Based on recent reconciliations P&E estimates unplanned dilution could be an additional 3 to 4%. Please note that MSC’s June 2008 Mineral Resource / Reserve report entitled ‘Reporte Recursos y Reservas Minerales Proyecto San José’, revised dated July 2008, estimated planned dilution at 12%.

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To minimize dilution MSC uses the ‘resue’ mining method to minimize dilution in narrow higher grade mining areas in order to achieve the required minimum mining width for mining equipment. In resue mining ore and the waste is mined in two steps. Ore is first drilled, blasted and mucked out (Step 1) followed by the mining of waste (Step 2). The cost of mining (drilling, blasting and mucking) per tonne of ore, is higher than in conventional ‘one step’ mining, but lower costs in ore haulage and mineral process per tonne ore processed. Also grades are expected to be higher using the resue method. MSC sends geologists into recently blasted stoping areas to identify and flag broken waste material (‘selectivity’) to reduce dilution. The resue mining method and the ‘selectivity’ sorting technique seem to have a positive effect on reduced dilution.

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22.2.5

MINERAL RESERVES

Mineral reserves, which include extracted mineral resources and external dilution, totals 1,625,800 tonnes, grading 522.7 grams Ag / tonne and 7.89 grams Au / tonne, is summarized by vein in Table 22.12.

Table 22.12: Mineral Reserves
San José Mining Operation

Vein	Category	Tonnes (kt)	Ag (g/t)	Au (g/t)	Ag (koz)	Au (koz)
Frea	Proven	256	483	8.64	3,967	71
	Probable	244	263	11.89	2,063	93
	Proven & Probable	500	375	10.23	6,030	164
Kospi	Proven	0	0	0.00	0	0
	Probable	607	696	7.52	13,573	147
	Proven & Probable	607	696	7.52	13,573	147
HVS	Proven	142	629	9.37	2,864	43
	Probable	17	440	7.57	240	4
	Proven & Probable	159	609	9.18	3,105	47
HVC	Proven	35	341	3.58	383	4
	Probable	77	377	4.11	931	10
	Proven & Probable	112	366	3.94	1,314	14
HVN	Proven	80	450	4.97	1,158	13
	Probable	52	342	3.63	575	6
	Proven & Probable	132	407	4.44	1,733	19
Ramal 483	Proven	0	0	0.00	0	0
	Probable	28	366	4.73	327	4
	Proven & Probable	28	366	4.73	327	4
Ramal Frea	Proven	0	0	0.00	0	0
	Probable	66	443	5.91	944	13
	Proven & Probable	66	443	5.91	944	13
Ramal HVS	Proven	4	505	5.94	69	1
	Probable	18	392	6.42	228	4
	Proven & Probable	22	413	6.33	297	5
Total	Proven	517	508	7.91	8,442	131
	Probable	1,109	529	7.88	18,881	281
	Proven & Probable	1,626	523	7.89	27,323	412

Note: Table 22.12 represents 100% of the Property. MAI has a 49 % interest in the Property.

Based on P&E’s knowledge there are no environmental, permitting, legal, title, taxation, socio-economic political issues at would materially affect these mineral reserves. These mineral reserves would be materially affected by fluctuations in metal prices. P&E used a gold price of US$800 per ounce (oz) and US$12.00 per oz for silver for estimating mineral resources and mineral reserves, which reflect the price levels at the end of 2008.  The pre-tax NPV is most sensitive to the gold price, followed by silver price, operating costs and capital costs, respectively.

The cut-off value used to estimate mineral reserves is based on historical January to October 2008 geologic, mining, plant and mine administration variable and fixed costs, and November and December 2008 estimated costs. P&E considers these costs to be reasonable as a basis for estimating mineral reserves

A total of 414,500 tonnes of measured and indicated mineral resources, grading 327.6 grams Ag / tonne and 5.27 grams Au / tonne, and 1,049,900 tonnes of inferred mineral resources, grading 334.0 grams Ag / tonne and 5.66 grams Au / tonne, remain at the end of mine life. A summary of remaining mineral resources, after mine life, is presented in Table 22.13.

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Table 22.12: Remaining Mineral Resources After Mine Life
San José Mining Operation

Vein	Measured & Indicated			Inferred
	Tonnes	Ag	Au	Tonnes	Ag	Au
		(g/t)	(g/t)		(g/t)	(g/t)
Frea	44,886	215.42	9.01	104,931	115.06	7.08
Kospi	64,979	478.84	6.77	113,539	625.88	10.95
HVS	15,932	282.57	4.71	25,116	391.86	6.03
HVC	7,653	266.85	3.75	754	285.99	8.71
HVN	19,859	276.72	3.31	15,765	214.86	2.57
Odin	118,501	230.24	4.44	421,946	207.93	4.70
Ayelén	81,171	461.40	4.81	268,236	506.51	4.93
Ramal 483	15,267	259.20	1.90	2,323	351.75	1.52
Ramal Frea	33,234	317.37	5.51	79,330	283.07	4.61
Ramal HVS	13,037	286.23	3.17	17,961	401.62	4.69
Total	414,518	327.60	5.27	1,049,900	334.00	5.66

Note: Table 22.13 represents 100% of the Property. MAI has a 49 % interest in the Property.

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23.0

MINING OPERATIONS

Mine operation information and data was supplied by MSC.

23.1

MINE DESIGN

San José is currently a ramp access underground mining operation. The San José veins are accessed from three main portals: The Tehuelche Portal, the Kospi Portal and the Güer Aike Portal. Initially two small inclined shafts were developed to provide access to the HVS and HVN veins. These shafts are now used to supplement the primary ventilation circuit. Main ramps are generally 4.0 m wide by 4.3 m high at a 12 % gradient on the straight sections and 10.5 % on the curves. A smaller profile is used in areas where truck access is not required. The main ramps are located about 50 m from the vein, depending on the dip of the ore. Cross-cuts to the ramp are centrally positioned on the vein and usually have an ore pass and a waste/backfill pass.

The average mining width across all of the vein systems is about 2m. The dip of the veins varies from 55º to 70º. Both Conventional, for stopes less than 2 m wide, and Mechanized Cut and Fill using scoop trams, and jacklegs (pneumatic rock drills) or single-boom jumbos, respectively, is used at San José. The majority of production ore is derived from the “uphole retreat” technique where a panel of approximately 50m in length is drilled with upholes and retreated along strike. Horizontal “breasting” is only used on the initial lift in each stope. A “resue” mining technique is employed in narrow high grade areas.  Stoping areas are separated by 3 m high sill pillars. A timber floor mat, for narrow stopes, or cemented backfill, for wider stopes, is placed on the sill pillar (1st lift). The primary ventilation utilizes the negative pressure system that is based on the main (primary) ventilation fan drawing the contaminated air from the mine. Fresh air enters the mine through either the main access declines or a dedicated fresh air raise where it is directed to each of the working areas via a secondary ventilation system. Development waste rock is usually hauled to a surface stockpile and then rehandled through waste passes when it is required underground as backfill. Supplementary backfill is available from a surface quarry(s). The ground support consists of random rockbolts with occasional mesh. Timber sets are also used in some areas. Groundwater inflow is estimated to be between 8 and 20 L/s. Floor gradients are constructed to assist the natural flow of water to the sumps. Mine water is pumped to the main underground sumps using small 7ph Flygt submersible pumps. Grindex 50 hp submersible pumps are used to pump the water to the surface settling ponds. Clean water is pumped directly from the settling pond to the processing plant and the main water reservoir, or returned to the mine to be used as mine process water (for drilling, washing etc.).

The mining equipment required consists of development and production drills, scoop trams, haul trucks, service vehicles and personnel transport vehicles. Scooptrams range in size from 1.5yd3 to 6.0yd3. A fleet of 20t trucks is used to haul the ore to the surface. The underground equipment fleet required is presented in Table 23.1.

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Table 23.1: Underground Equipment Fleet
San José Mining Operation

Description	Qty
Scooptrams
EJC 65	4
Toro 151	2
Toro 006 / LH307	6
Toro 007	2
Single Boom Jumbos
Quasar NV / DD210	4
Axera 5	2
Haul Trucks
Volvo FM440 (20t)	7

The underground production rate is scheduled to be 1,500 t/d. It is estimated that the Huevos Verdes, Frea and Kospi veins will each deliver 500 t/d ore, 100 t/d. from each stoping area. Production from San José is estimated to deliver 1,625,800 tonnes of ore to the mill facility, by the first quarter of 2012.

The long-hole stoping mining method is being considered, which has the potential of reducing drilling, blasting and mucking mining cost at the expense of higher dilution and lower mine extraction. P&E recommends this mining method be tested, in a stope, to evaluate the pros and cons of this method.

A summary of San José’s mine operating development requirements and schedule is presented in Table 23.2.

Table 23.2: Operating Development Summary
San José Mining Operation

Description	Size	Year			2009 / 11
		2009	2010	2011	Total
	(mxm)	(m)	(m)	(m)	(m)
Preparation By Vein
Huevos Verdes Sur		1,084	0	0	1,084
Huevos Verdes Centro		2,240	0	0	2,240
Veta HVN		330	1,615	0	1,945
Veta Frea		1,968	690	0	2,658
Veta Kospi		3,030	3,267	860	7,157
Ramal Huevos Verdes Sur		0	117	267	384
Ramal 483		0	117	238	355
Total		8,652	5,806	1,365	15,823

Preparation By Type
Ramp Development	3.0 x 3.0	6,852	4,692	840	12,384
Raise Boring	1.8	500	0	0	500
Horizontal Development	4.30 x 4.0	620	334	70	1,024
Vertical Development	1.5 x 1.5	680	780	455	1,915
Total		8,652	5,806	1,365	15,823

Note: Table 23.2 represents 100% of the Property. MAI has a 49 % interest in the Property.

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A summary of San José’s mine capital development requirements and schedule is presented in Table 23.3.

Table 23.3: Capital Development and Infrastructure Summary
San José Mining Operation

Description	Size	Year			2009 / 11
		2009	2010	2011	Total
	(mxm)	(m)	(m)	(m)	(m)
Development / Infrastructure By Vein
Veta Frea		275	660	0	935
Huevos Verdes Centro		2,254	0	0	2,254
Veta HVN		1,486	1,899	0	3,385
Ramal Frea		702	954	0	1,656
Veta Kospi		4,096	5,093	2,186	11,375
Ramal Huevos Verdes Sur		0	700	690	1,390
Ramal 483		0	750	800	1,550
Total		8,813	10,056	3,676	22,545

Development / Infrastructure By Type
Ramp Development	3.0 x 3.0	3,108	2,219	1,136	6,463
Raise Boring	1.8	1,810	2,510	720	5,040
Horizontal Development	4.30 x 4.0	3,830	5,262	1,760	10,852
Vertical Development	1.5 x 1.5	65	65	60	190
Total		8,813	10,056	3,676	22,545

Note: Table 23.3 represents 100% of the Property. MAI has a 49 % interest in the Property.

During 2007 and 2008 a total of 93,000 tonnes and 296,000 tonnes of ore were processed at San José, respectively. A total of 1,625,800 tonnes of ore, grading 522.7 g/t Ag and 7.89 g/t Au is scheduled to be mined from 2009 to 2012, life of mine, from the underground operations at San José. A summary of this mine production schedule is presented in Table 23.4.

Table 23.4: Underground Mine Ore Production Schedule
San José Mining Operation

Mining Method	Units	Year				2009-12
		2009	2010	2011	2012	Total
Mechanized C&F	t	347,737	328,315	432,822	62,331	1,171,206
Ag grade	g/t	542	590	478	802	546
Au grade	g/t	7.71	8.26	9.30	10.29	8.59
Conventional C&F	t	160,761	201,176	92,634	0	454,571
Ag grade	g/t	508	449	420		464
Au grade	g/t	6.46	5.76	6.16		6.09
Total	t	508,498	529,491	525,457	62,331	1,625,777
Ag grade	g/t	531	536	468	802	523
Au grade	g/t	7.32	7.31	8.75	10.29	7.89

Note: Table 23.4 represents 100% of the Property. MAI has a 49 % interest in the Property.

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23.2

ORE STOCKPILE

A summary of ore stockpile is presented in Table 23.5. As of December 31, 2008 an estimated total of 65,500 tonnes, grading 383.1 g/t Ag and 4.31 g/t Au, was in stockpile(s) at San José. MSC estimates 13,500 tonnes, grading 389.0 g/t Ag and 1.67 g/t Au, of stockpiled ore will be processed in 2009. The remaining stockpile will be processed in the 1st quarter 2012, at end of mine life.

Table 23.5: Ore Stockpile
San José Mining Operation

Year	2009	2010	2011	2012	Total
Tonnes at Beginning	65,528	51,980	51,980	51,980
Ag	383.12	383.12	383.12	383.12
Au	4.31	4.31	4.31	4.31

Tonnes Processed	13,548	0	0	51,980	65,528
Ag	383.12			383.12	383.12
Au	4.31			4.31	4.31

Tonnes at End	51,980	51,980	51,980	0.1
Ag	383.12	383.12	383.12	383.12
Au	4.31	4.31	4.31	4.31

Note: Table 23.5 represents 100% of the Property. MAI has a 49 % interest in the Property.

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24.0

PROCESSING

Processing information and data was supplied by MSC.

A floatation concentrate is produced recovering an average 84.1 % and 84.4 % of the contained gold and silver, respectively, from the ore. Approximately fifty percent of the floatation concentrate is further processed on site by intensive cyanide leaching followed by electrowinning to produce a precipitate product. The precipitate is smelted in furnaces to produce doré bullion. A total of 343,400 oz of gold and 22.7 million oz of silver will be recovered in the doré and the floatation concentrate representing an overall recovery of 81.5 % gold and 80.7 % silver, LOM. A summary of these plant statistics, and others, is presented in Table 24.1.

Table 24.1: Process Plant Statistics
San José Mining Operation

Description / Year	Units	2009	2010	2011	2012	Total
Plant capacity	mt/day	1,500	1,500	1,500	1,500	1,500
Tonnage Treated	mt	522,046	529,491	525,457	114,311	1,691,305
Grades Au	gr/mt	7.24	7.31	8.75	7.57	7.75
Grades Ag	gr/mt	527.3	536.4	467.6	611.7	517.3
Concentrate From Ore	mt	34,803	35,299	35,030	7,621	112,754
Flotation Recovery - Au	%	83.9%	82.8%	85.3%	83.5%	84.1%
Flotation Recovery - Ag	%	84.4%	84.0%	85.3%	83.1%	84.4%
Concentrate Ratio		15	15	15	15	15
Humidity	%	10.0%	10.0%	10.0%	10.0%	10.0%
Concentrate Au Fines	oz	50,968	51,506	63,008	11,616	177,098
Concentrate Ag Fines	oz	3,733,230	3,836,267	3,367,802	934,576	11,871,876
Precipitate Production Capacity	mt/day	50	50	50	50	50
Precipitate Concentrate	mt	17,402	17,650	17,515	3,810	56,377
Flotation to Precipitate Rec - Au	%	94.0%	94.1%	94.1%	94.1%	94.1%
Flotation to Precipitate Rec - Ag	%	91.7%	92.2%	92.2%	92.2%	92.0%
Dust in Precipitate	%	9.0%	10.0%	10.0%	10.0%	9.7%
Precipitate	mt	119	124	109	30	382
Precipitate to Dore Rec. - Au	%	99.8%	99.8%	99.8%	99.8%	99.8%
Precipitate to Dore Rec. - Ag	%	99.2%	99.2%	99.2%	99.2%	99.2%
Dore Au Fines	oz	47,826	48,365	59,165	10,908	166,264
Dore Ag Fines	oz	3,395,543	3,506,839	3,078,602	854,323	10,835,307
Overall Recovery - Au	%	81.3%	80.3%	82.7%	80.9%	81.5%
Overall Recovery - Ag	%	80.6%	80.4%	81.6%	79.6%	80.7%
Total Au Fines	oz	98,794	99,871	122,173	22,524	343,362
Total Ag Fines	oz	7,128,773	7,343,107	6,446,404	1,788,899	22,707,183

Note: Table 24.1 represents 100% of the Property. MAI has a 49 % interest in the Property.

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25.0

INFRASTRUCTURE

For a site plan of the San José operation please refer to site plans in Appendix III.

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26.0

ENVIRONMENT CONSIDERATIONS

The following section is sourced from AMEC (2007) on the San José Property. Review of environmental constraints and compliance has not formed part of P&E’s scope of present work nor of site inspection.

26.1

ENVIRONMENTAL MANAGEMENT

The Environmental and Social Impact Assessment (“ESIA”) for the San José Property forms the principal input for the permitting of the Property. The ESIA has been designed to fulfill the legal requirements in Argentina and also to comply with the procedures of evaluation that are widely accepted internationally regarding environment and social protection measures. The ESIA has been structured according to the Argentinean national mining law, which the province of Santa Cruz has adhered to. The Provincial Department of Mining is the lead permitting agency.

A detailed characterization of the environmental (physical and biological) and socio-economic aspects of the Property was developed through studies which began in 2002 and were completed in 2005. Most of the baseline studies were developed and concluded by local professionals.

P&E are not aware of any additional permits required to upgrade the operation from 750 t/d to 1,500 t/d.

26.2

PROVISIONS FOR REHABILITATION

The conceptual mine closure plan includes the following activities:

•

All surface structures and installations will be dismantled and removed, except those necessary to support the ongoing monitoring activities.

•

The ramps will be closed and secured to avoid any unauthorized access.

•

The waste rock stored temporarily on surface will be backfilled to the mine workings and the tailings facility will be capped with an impermeable layer of cement-mixed tailings. The minimum cover thickness will be 1 m.

•

Water derivation channels will be conditioned for long-term use.

•

Some of the roads will be closed, but many will be left open to provide access for longer-term monitoring.

•

A monitoring program will be executed together with the authorities and the community to guarantee that the physical and chemical stability is achieved.

•

Employment levels are expected to fall at closure.

AMEC (2007) estimated the constant dollar cost for reclamation and closure of the San José mine is US$6.6 million.

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27.0

CAPITAL COST ESTIMATE

All capital cost estimates, information and data were supplied by MSC. The capital cost estimates are based on MSC’s operational historical data and experience. San José’s capital cost items include operations, support, mine development, community relations costs, and mine closure. A summary of San José’s total capital costs is presented in Table 27.1

Table 27.1: Capital Costs In US$000'
San José Mining Operation

Description / Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Operations
Mine Equipment and Tools	6,584	6,660	3,170								16,413
Quimico Laboratory	74	20	39								133
Metallurgical Laboratory	48	3	25								75
Plant	627	636	74								1,337
Maintenance	168	483	50								701
Geology Equipment and Tools	378	100	0								478
Geotechnical Equipment and Tools	7	7	7								22
Plant Punch List Application	3,000	3,000	0								6,000
Subtotal Operations	10,886	10,908	3,365								25,159

Support
Logistics Equipment and Tools	61	668	33								762
Security	381	481	219								1,082
Environment	232	262	202								696
Human Resources	400	287	25								712
Office Furniture		62	0								62
Systems	258	248	218								723
Subtotal Support	1,333	2,007	697								4,036
Mine Development	13,397	14,224	5,103	0	0	0	0	0	0	0	32,724
Community Relations	600	600	600	0	0	0	0	0	0	0	1,800
Mine closure	0	0	0	4,041	827	348	348	348	348	348	6,607
Total	26,215	27,739	9,765	4,041	827	348	348	348	348	348	70,326

Note: Table 27.1 represents 100% of the Property. MAI has a 49 % interest in the Property.

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28.0

OPERATING COST ESTIMATE

All operating cost estimates, information and data were supplied by MSC. A summary of operating cost statistics is presented in Table 28.1.

Table 28.1: Life of Mine Operating Costs Statistics
San José Mining Operation

		Units	2009	2010	2011	2012	Total
Tonnes Processed			522.0	529.5	525.5	114.3	1,691.3
Geology
	Supervision	US$/t	2.95	2.99	3.01	2.77	2.97
	Diamond Drilling	US$/t	0.38	0.40	0.40	0.37	0.39
	Unit Cost	US$/m	111.53	117.48	117.48	117.48	115.65
	Underground Development	US$/t	0.09	0.09	0.09	0.05	0.09
	Unit Cost	US$/m	194.42	195.93	195.93	195.93	195.46
	Subtotal	US$/t	3.42	3.48	3.51	3.19	3.45
Mine
	Mechanized Cut and Fill	US$/t	3.83	3.63	3.63	3.63	3.69
	Development		0.00	0.00	0.00	0.00	0.00
	Horizontal	US$/t	2.03	1.42	0.26	0.00	1.15
	Unit Cost	US$/m	142.71	150.00	150.00	0.00	137.61
	Vertical	US$/t	0.13	0.16	0.09	0.00	0.12
	Unit Cost	US$/m	95.75	106.00	106.00	0.00	95.67
	Buzones	US$/t	0.07	0.00	0.00	0.00	0.02
	General Services
	Ore Transportation	US$/t	5.54	5.41	5.41	5.41	5.45
	Stockpiles	US$/t	0.00	0.18	0.18	0.18	0.12
	Maintenance	US$/t	0.05	0.05	0.06	0.06	0.05
	General Mine Costs	US$/t	20.61	21.54	13.32	7.74	17.77
	Project Distribution	US$/t	-11.65	-12.72	-4.42	0.00	-8.95
	Subtotal	US$/t	20.60	19.68	18.52	17.02	19.42
Royalties		US$/t	6.73	6.76	7.18	7.36	6.92

Plant
	Supervision	US$/t	5.42	5.51	5.55	5.74	5.51
	Materials	US$/t	9.41	8.97	8.93	8.87	9.09
	Miscellaneous Costs	US$/t	3.26	3.05	3.07	3.47	3.15
	Subtotal	US$/t	18.09	17.53	17.54	18.09	17.74
Smelting and Transportation
	Smelting	US$/t	1.84	1.88	1.67	2.11	1.82
	Unit Cost	US$/kg	8.72	8.71	8.71	8.71	8.71
	Gold Discount	US$/t	2.39	2.46	3.04	2.57	2.63
	Unit Cost	US$/Oz	12.61	13.06	13.06	13.06	12.92
	Air Transportation	US$/t	4.48	4.56	4.05	5.14	4.41
	Unit Cost	US$/kg	21.16	21.16	21.16	21.16	21.16
	Subtotal	US$/t	8.71	8.89	8.76	9.82	8.86
General Services
	Energy	US$/t	6.01	5.69	5.27	4.73	5.59
	Unit Cost	US$ Cent / kw-h	8.73	8.26	8.26	8.26	8.40
	Equipment and Shops	US$/t	8.36	8.72	7.06	8.11	8.05
	Mine Services	US$/t	0.69	0.71	0.71	0.82	0.71
	Miscellaneous Services	US$/t	5.46	5.61	4.93	5.67	5.35
	Project Distribution	US$/t	-4.02	-4.37	-1.52	0.00	-3.08
	Subtotal	US$/t	16.50	16.36	16.45	19.33	16.63
Mine Administration
	Wages	US$/t	7.26	7.39	7.44	8.55	7.44
	Other Services	US$/t	12.47	12.45	12.55	14.42	12.62
	Supplies	US$/t	1.19	1.23	1.24	1.43	1.24
	Other Costs	US$/t	11.14	10.86	10.94	12.57	11.09
	Opex	US$/t	1.54	0.89	0.89	1.03	1.10
	Subtotal	US$/t	33.60	32.81	33.07	38.00	33.49
Total Operating Cost		US$/t	107.66	105.51	105.02	112.81	106.51

Note: Cost / Tonne are costs per tonne milled.

Table 28.1 represents 100% of the Property. MAI has a 49 % interest in the Property.

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San José’s operating costs for 2007 and 2008 were US$172.00 and US$159.53/t milled, respectively. With increased yearly mill throughput to a maximum 529,500 tonnes in year 2010 MSC estimates that operating costs will decrease to US$105.02/t milled by 2011, averaging US$106.51/t milled from 2009 to 2012. A summary of San José’s life of mine operating costs, in US$000’s, is presented in Table 28.1.

Table 28.2: Life of Mine Operating Costs (US$000’s)
San José Mining Operation

Item	Units	2009	2010	2011	2012	Total
Geology	US$'000	1,785.7	1,842.0	1,842.0	364.9	5,834.5
Mine	US$'000	10,756.0	10,417.8	9,729.2	1,945.2	32,848.2
Royalties	US$'000	3,514.6	3,581.9	3,770.8	841.1	11,708.5
Plant	US$'000	9,443.5	9,279.8	9,219.0	2,067.4	30,009.7
Refining	US$'000	4,545.3	4,709.6	4,601.0	1,122.9	14,978.9
General Services	US$'000	8,614.4	8,661.6	8,644.4	2,209.7	28,130.1
Mine Administration	US$'000	17,542.5	17,374.8	17,374.8	4,343.7	56,635.7
Subtotal Cost	US$'000	56,202.0	55,867.5	55,181.1	12,895.0	180,145.6
Tonnes Milled	t	522,046	529,491	525,457	114,311	1,691,305
Cost per Tonne	US$/t	107.66	105.51	105.02	112.81	106.51

Note: Cost / Tonne are costs per tonne milled.

Table 28.2 represents 100% of the Property. MAI has a 49 % interest in the Property.

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29.0

SELLING EXPENSES

All selling expense cost estimates, information and data were supplied by MSC. Dore and concentrate selling expenses in 2008 were US$6.9 million. A summary of Selling expense statistics and estimated MAI’s future interest in doré and concentrate selling expenses is presented in Table 29.1.

Table 29.1: Life of Mine Selling Expenses
San José Mining Operation

						2009-12
Description	Units	2009	2010	2011	2012	Total
Freight	US$/hmt	276.34	276.34	276.34	276.34	276.34
Insurance	%	0.10%	0.10%	0.10%	0.10%	0.10%
Shipping Expenses	US$/hmt	254.08	254.08	254.08	254.08	254.08
Commission	%	0.50%	0.50%	0.50%	0.50%	0.50%
Export Duties - Dore	%	5.00%	5.00%	5.00%	5.00%	5.00%
Export Duties - Concentrate	%	10.00%	10.00%	10.00%	10.00%	10.00%
Freight	US$'000	5,343	5,419	5,378	1,170	17,310
Insurance	US$'000	170	174	182	41	567
Shipping Expenses	US$'000	4,913	4,983	4,945	1,076	15,916
Commission	US$'000	850	868	911	204	2,833
Export duties - Dore	US$'000	4,351	4,447	4,655	1,044	14,496
Export duties - Concentrate	US$'000	8,299	8,462	8,901	2,001	27,663
Total Selling Expenses	US$'000	23,925	24,352	24,971	5,536	78,784

Table 29.1 represents 100% of the Property. MAI has a 49 % interest in the Property.

These selling expenses are within industry norms.

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30.0

ECONOMIC ASSESSMENT

The data used to prepare the economic assessment was supplied by MSC. This Report is considered by P&E to meet the requirements of a Technical Report as defined in Canadian NI 43-101 regulations. The economic analysis contained in this Report is based on proven and probable mineral reserves. The mineral reserves in this Report were estimated using JORC Code standards and meet the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council, December 11, 2005.

30.1

ECONOMIC CRITERIA

30.1.1

PHYSICALS

•

Mine life:

•

Jan 2009 to Mar 2012: decommissioning – April 2012 to Dec 2018.

•

Production rate:

•

1,500 tonnes per day

•

Total mill production:

•

1,691,300 tonnes ore at 7.75 g/t Au and 517.3 g/t Ag

•

Metallurgical recoveries:

•

81.5 % Au, 80.7 %Ag

•

Total payable metal:

•

343,400 oz Au, 22.7 million oz Ag

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30.1.2

REVENUE

Net revenues for San José in 2007 and 2008 were US$1.3 and US$111.7 million, respectively. A summary of estimated future San José’s life-of-mine gross and net revenues is presented in Table 30.1.

Table 30.1: Life of Mine Revenues (US$000’s)
San José Mining Operation

Item	Units	2009	2010	2011	2012	Total
Price Au	US$ / oz	900	900	900	900	900
Price Ag	US$ / oz	13.00	13.00	13.00	13.00	13.00
% Payable Au (Dore)%		99.85%	99.85%	99.85%	99.85%	99.85%
% Payable Ag (Dore)%		99.75%	99.75%	99.75%	99.75%	99.75%
% Payable Au (Conc.)%		98.00%	98.00%	98.00%	98.00%	98.00%
% Payable Ag (Conc.)%		98.00%	98.00%	98.00%	98.00%	98.00%
Refining Au	US$ / oz	6.00	6.00	6.00	6.00	6.00
Refining Ag	US$ / oz	0.50	0.50	0.50	0.50	0.50
Smelting TC’s (Conc.)	US$ / hmt	425.00	425.00	425.00	425.00	425.00
Au Dore Revenue	US$, 000	43,043	43,529	53,249	9,817	149,638
Ag Dore Revenue	US$, 000	44,142	45,589	40,022	11,106	140,859
Au Conc.Revenue	US$, 000	45,872	46,355	56,707	10,454	159,388
Ag Conc.Revenue	US$, 000	48,532	49,871	43,781	12,149	154,334
Dore Com. Discounts	US$, 000	-175	-179	-180	-42	-577
Conc. Com. Discounts	US$, 000	-11,413	-11,608	-11,474	-2,598	-37,093
Net revenue	US$, 000	170,001	173,557	182,105	40,887	566,550

Note: Table 30.1 represents 100% of the Property. MAI has a 49 % interest in the Property.

The revenues are based on gold and silver prices of US$900/oz and US$13.00/oz, respectively. Metal price projections were provided by MAI. MSC’s gold and silver metal production is freely traded on world markets. Gold and silver metal prices are influenced by world gold and silver supply and demand factors.

•

Net revenue:

•

Silver:

US$274 million

•

Gold:

US$292 million

30.1.3

COSTS

•

Average LOM operating costs:

•

US$106.51 per tonne milled

•

Life-of-mine capital costs:

•

US$70.3 million

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30.2

CASH FLOW

A pre-tax cash flow (CF) model has been developed based on data and information provided by MSC. This pre-tax cash flow is presented in Table 30.2. All costs are in 4th quarter 2008 US dollars with no allowance for inflation.

Table 30.2: Cash Flow Summary
San José Mining Operation

Item	Description	Units	Year										2009 -18
			2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Mine Production	Ore	t (000's)	508.5	529.5	525.5	62.3							1,625.8
	Au grade	g/t	7.32	7.31	8.75	10.29							7.89
	Ag grade	g/t	531.1	536.4	467.6	802.2							522.7
Mill Production	Ore	t (000's)	522.0	529.5	525.5	114.3							1,691.3
	Au grade	g/t	7.24	7.31	8.75	7.57							7.75
	Ag grade	g/t	527.3	536.4	467.6	611.7							517.3
	Recovered Au Oz’s	oz (000's)	98.8	99.9	122.2	22.5							343.4
	Recovered Ag Oz’s	oz (M's)	7.1	7.3	6.4	1.8							22.7
Net Revenue		US$(M)	170.0	173.6	182.1	40.9							566.5
Total Operating Costs		US$(M)	56.2	55.9	55.2	12.9							180.1
Total Selling Expenses		US$(M)	23.9	24.4	25.0	5.5							78.8
Total Capital Costs		US$(M)	26.2	27.7	9.8	4.0	0.8	0.3	0.3	0.3	0.3	0.3	70.3
Pre-Tax Cash Flow		US$(M)	63.7	65.6	92.2	18.4	-0.8	-0.3	-0.3	-0.3	-0.3	-0.3	237.3

Note: Table 30.2 represents 100% of the Property. MAI has a 49 % interest in the Property.

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30.3

CASH FLOW ANALYSIS

The following pre-tax cash flow analysis was completed on this cash flow:

-

Net Present Value NPV (at 5% 7 % and 10% discount rate)

Since this is a pre-tax cash flow analysis, taxes that would be applicable to this cash flow have not been estimated or included in this analysis.  All royalties and other government levies or interests applicable to the mineral project or to production, and to revenues or income from the mineral project have been included in the selling expenses.

A summary of MAI’s 49 % interest in the cash flow analysis is presented in Table 30.3.

Table 30.3: Cash Flow Analysis
San José Mining Operation

Description	Discount Rate	Units	Value
Non Discounted After Tax CF		US$(M)	116.3
NPV at	5.00%	US$(M)	106.8
	7.00%	US$(M)	103.4
	10.00%	US$(M)	98.7

MAI 49 % interest in MSC was evaluated on a pre-tax cash flow basis and generates a net cash flow of US$116.3 million, pre-tax. This results in a pre-tax Net Present Value (NPV) of US$103.4 million at a 7 % discount rate.

Since this operation was in production, as of December 31, 2008, all pre-prodution capital costs, prior to December 31, 2008, are ‘sunk’ costs, thus there is no estimate of the payback period on capital costs.

30.4

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities to:

•

Silver metal price

•

Gold metal price

•

Operating costs, and

•

Capital costs

To determine what this project is most sensitive to, each of the sensitivity items were adjusted up and down by 10% and 20% to see what effect it would have on the NPV at a 7 % discount rate. The value of each sensitivity item, at 80%, 90%, base, 110% and 120%, is presented in Table 30.4.

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Table 30.4: Sensitivity Item Values
San José Mining Operation

Item	80%	90%	100%	110%	120%
Au Metal Price - US$/Oz	$720	$810	$900	$990	$1,080
Ag Metal Price - US$/Oz	$10.40	$11.70	$13.00	$14.30	$15.60
Opex - US$(M)	$70.6	$79.4	$88.3	$97.1	$105.9
Capex - US$(M)	$27.6	$31.0	$34.5	$37.9	$41.4

The resultant pre-tax NPV @ 7 % value of each of the sensitivity items at 80% to 120% is presented in Table 30.5 and Figure 30-1. This pre-tax NPV is most sensitive to the gold price, followed by silver price, operating costs and capital costs, respectively.

Table 30.5: Summary of Sensitivity Analysis
San José Mining Operation

Item	Pre-Tax NPV @ 7 % at the % Sensitivity Item Values – US$(M)
	80%	90%	100%	110%	120%
Gold price	$79.5	$91.5	$103.4	$115.4	$127.4
Silver price	$80.4	$91.9	$103.4	$115.0	$126.5
Capex	$109.7	$106.6	$103.4	$100.3	$97.2
Operating cost	$119.3	$111.4	$103.4	$95.5	$87.6

Figure 30-1: Sensitivity Graph

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31.0

INTERPRETATIONS AND CONCLUSIONS

P&E offers the following conclusions:

31.1

MINERAL RESOURCES

1.

P&E considers the drilling and channel sample databases supplied by MSC to be suitable for mineral resource estimation. Drill hole and channel sample databases are of very good quality and require only minor adjustments for a small number of zero grade values.

2.

Supplied composite grade intervals are not consistently uniform and do not provide a uniform level of support for grade interpolation. P&E does not consider that this has a material impact on the estimated mineral resources.

3.

MSC does not appear to composite underground chip samples within defined mineralized vein wireframes. P&E examined drill hole traces and noted numerous minor inconsistencies in the location of the drill hole composites with respect to the mineralized vein wireframes. There exists a spatial inconsistency between the location of the composite samples used for estimation and corresponding vein resources. Wireframe boundary polyline snapping appears to be poor in some places, however, MSC explained that this is due to coincident drill hole and channels samples whereby the channel sample location rules due to its greater degree of location accuracy. Any drill hole assays that appear to be outside the wireframe as a result of channel sample interval snapping are flagged such that their composites can be utilized by the grade interpolation search ellipsoid. P&E notes that in some areas where only drill hole data exists, poor snapping practices were observed. P&E does not consider that this has a material impact on the estimated mineral resources.

4.

Manual coding of vein intercepts are done at the drill hole logging stage and later on ore intercepts are manually coded once assay results have been received. Due to the inconsistency of assay data not always being constrained within wireframe boundaries, this is an acceptable practice.

5.

Channel sample assay data has been combined with drill hole assay data in the same data set for compositing and grade interpolation. There may be biases in these individual original data sources and they should be treated separately for grade capping and compositing purposes prior to combining them for grade interpolation. Based on the supplied database, P&E considers the capping strategy implemented by MSC to meet industry standards for linear estimation.

6.

P&E considers the classification scheme used by MSC to be suitable for mineral resource estimation but notes that MSC uses a single pass for estimating Measured and Indicated Mineral Resources and a separate pass for estimating Inferred Mineral Resources. This strategy as implemented may lead to the occasional mis-classification of resource blocks.

7.

P&E considers the differences between the MSC mineral resources and P&E’s audit mineral resources to be acceptable and to be primarily the result of rounding and software implementation differences.

8.

MSC tabulates as economic all mineral resources that cover the total marginal cost of production. P&E has reviewed the parameters and methods used by MSC for mineral resource estimation and believes that the assumptions are reasonable.

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9.

P&E visually inspected rock codes, composite grades and block grades on cross section. Visual inspection confirms the model’s ability to reproduce local grade trends; however, reconciliation is problematic due to spatial inconsistencies in the composite data.

10.

The MineSight software variography utility appears to be producing some inappropriate directional search results which were noticed in some search ellipsoid orientations. This could lead to some composite data not being properly incorporated into a search ellipse and therefore a potential misrepresentation in the resulting nearby grade block. MSC recognizes the Minesight software weakness in this area and is considering using a separate variography tool.

11.

P&E considers the mineral resources reported by MSC to be in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines, as required by National Instrument (NI) 43-101 Item 19, Standards of Disclosure for Mineral Projects.

31.2

MINERAL RESERVES

1.

P&E considers the mine dilution and extraction quantities are reasonable based on historical geomechanical data and the types of mining methods used.

2.

Initially MSC estimated 6,418 tonnes of mineral reserves, grading 315 g/t Ag and 11.59 g/t Au, would remain after mine life. After consultation with MSC, P&E increased the total ‘Externally Undiluted Uneconomic Resources Not Recovered’ from 4,383 tonnes, grading 97 g/t Ag and 2.28 g/t Au to 10,053 externally undiluted tonnes, grading 244 g/t Ag and 6.39 g/t Au, resulting in no mineral reserves remaining after mine life.

31.3

CASH FLOW MODEL

1.

P&E notes some potentially inappropriate allocation of stockpile re-handling costs whereby mine life average short term temporary re-handling costs appear to be allocated to long term potentially end of mine life low grade stockpiles. MSC indicated that they will review this issue and develop a two stage short term and long term stockpile re-handling cost allocation process in their future cash flow models.

2.

P&E notes that numerous cases where source data did not agree completely with that utilized in the cash flow model. Even though these differences did not appear to be material, they must be corrected in future cash flow models.

3.

P&E notes that a detailed parameters summary for the mineral resource determination was available in English, however, a similar report was not available for the mineral reserve determination parameters.

4.

P&E considers the mine and processing operating costs to be reasonable based on historical information.

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32.0

RECOMMENDATIONS

P&E offers the following recommendations:

32.1

MINERAL RESOURCES

1.

P&E noted that MSC does not differentiate between diamond drill hole and chip sample data for estimation. Examination of the data indicates that chip sample grades are somewhat higher. In order to determine what, if any, bias exists for the chip sampling, P&E recommends that MSC continuously reconcile production back to the source of data.

2.

P&E noted that the calculation of true widths is not directly linked to the generation of percentage ore in a block, which is derived from the modelled wireframes. P&E recommends that this methodology be reviewed by MSC.

3.

P&E recommends that MSC adopt a three-pass restricted search estimation strategy, reconcile production to the block model estimates, and investigate non-linear methods of mineral resource estimation in order to reduce the observed conditional bias. Consideration should also be given to a higher degree of optimization of the kriging neighbourhood. The utilization of a better variography tool should help alleviate this issue.

4.

P&E recommends that the resource group carefully consider the conversion of stray and orphaned inferred blocks to the indicated classification category if they are surrounded or in very close proximity to indicated or measured blocks. This should result in a potential increase of 3 % to 5 % in mineral reserves.

32.2

MINERAL RESERVES

1.

P&E recommends that additional attributes be added to the block model to introduce geomechanical, dilution, mineability and extraction components which will facilitate the introduction of a more automated mineral reserve determination process from predefined polygons.

2.

P&E recommends that during the mineral reserve determination process, mineral reserves with and without internal dilution should be derived.

3.

During the mineral reserve determination process, the tonnes, grade and contained metal (Au and Ag) should be reconciled at each step of the process in order to flag any potential procedural errors.

4.

Stockpiles must be considered in the mineral reserve statement as a separate line item for each mine for cash flow model inclusion. MSC will consider the possibility of utilizing a lower cut-off dollar value on stockpiles as the costs of mining and haulage to the stockpile have been absorbed by the regular run of mine tonnage.

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32.3

CASH FLOW MODEL

1.

There are two mining methods at San José; mechanized cut and fill and conventional cut and fill. For the production schedule and costs, in the cash flow model, these two mining methods have been blended. P&E strongly recommends that the two mining methods be scheduled and costed separately, and the appropriate tonnes and grade be allocated accordingly in the cash flow model.

2.

The long-hole stoping mining method is being considered, which has the potential of reducing drilling, blasting and mucking mining cost at the expense of higher dilution and lower mine extraction. P&E recommends this mining method be tested, in a stope, to evaluate the pros and cons of this method.

3.

P&E recommends that MSC institute a data/formula checking process for its cash flow models whereby one person is responsible to ensure that all source data is being properly utilized in the cash flow models.

4.

P&E recommends that all cash flow models contain the source data files as tabs in the same file and they should be linked to the cash flow model. All cells in the cash flow model should contain formulae that reference the source data.

5.

P&E recommends that the unit for determining all operating costs should be on a per tonne processed basis including mining and administration. This type of unit reporting is standard NI 43-101 practice.

6.

All contained metal in the cash flow model should be reconciled to that metal which is in the mineral reserves and all losses identified and explained.

7.

There should be closer reconciliation of the measured and indicated mineral resources, used to calculate mineral reserves, to mineral reserves to Life-of-Mine plan, specifically with regard to Ag and Au grades and contained metal, for all Life-of-Mine production schedules.

8.

Individual unit costs should be developed for all mine development heading sizes used for operating cost estimating purposes.

9.

The cost of stockpile rehandling should be applied in the cash flow model at the time the stockpile is being rehandled. There should be a cost for stockpile rehandling indicated in the San José cash flow model.

10.

It is P&E’s understanding that Minera Santa Cruz plans on leaving a 10 m thick crown pillar at surface to minimize and eliminate the possibility of surface subsidence. P&E recommends that a geotechnical evaluation be carried out to determine the optimum crown pillar dimensions.

11.

P&E recommends an underground haulage way grader be utilized for road maintenance to reduce operating cost.

12.

In general, MSC needs to be more diligent in its efforts at reconciling all calculated mineral resource, mineral reserve and costing data back to original source data and from department to department in order to identify improper usage of data and calculation errors.

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33.0

REFERENCES

AMEC Americas Limited (2005) Technical Report on the San José Property, Santa Cruz Province, Argentina. NI 43-101 report prepared for Minera Andes Inc., November 11, 2005.

AMEC Americas Limited (2007a) NI 43-101 Technical Report Update on the San José Property, Santa Cruz Province, Argentina. NI 43-101 report prepared for Minera Andes Inc., October 1, 2007.

AMEC Americas Limited (2007b) San José Property, Santa Cruz Province, Argentina, NI 43-101 Technical Report. NI 43-101 report prepared for Minera Andes Inc., June 30, 2007.

Corbett, G.J. (2002) Epithermal gold for explorationists. Australian Institute of Geoscientists, AIG Online Journal, April 2002.

Corbett, G.J. (2007) Controls to low sulphidation epithermal Au-Ag mineralisation. Unpublished paper on www.corbettgeology.com.

Dietrich, A., Nelson, E., Gutierrez, R. and Layer, P. (2005) Structural Control of Vein Formation and Mineralization at the Epithermal Huevos Verdes Ag-Au Vein System, San José District, Deseado Massif, Patagonia, Argentina. Salt Lake City Annual Meeting. Geological Society of America, Abstracts with Programs 37 (7): pg 96.

Fernandez, R. R., Blesa, A., Moreira, P., Echeveste, H., Mykietiuk, K., Andrada de Palomera, P. and Tessone, M. (2008) Los depósitos de oro y plata vinculados al magmatismo jurásico de la Patagonia: revisión y perspectivas para la exploración (Gold and silver deposits related to Jurassic Patagonian volcanism: review and perspectives for exploration). Revista de la Asociatión Geológica Argentina, vol.63, no.4, p.665-681.

Godoy, B. (2007) Argentina: Mining Prospecting and Exploration Legal Framework – Guidelines for Foreign Investors, dated January 02, 2007. Mondaq environmental & energy website: http://www.mondaq.com/article.asp?articleid=45028&login=true&nogo=1.

Micon (2007) Technical Report on the Cerro Negro Property, Santa Cruz Province, Argentina. NI 43-101 report prepared for Andean Resources Limited, October 23, 2007.

Micon (2008) Technical Report on the Pre-Feasibility Study, Cerro Negro Property, Santa Cruz Province, Argentina. NI 43-101 report prepared for Andean Resources Limited, December, 2008.

Minera Andes Inc. (2007) Annual Report 2007.

Minera Andes Inc. (2008) Annual Report 2008.

Minera Andes Inc. (2008a) Monthly Internal Reports, July 2007 – December 2008.

Minera Santa Cruz (2008) Informe Mensual, Enero-Diciembre 2008, Mina San José – Minera Santa Cruz. (Internal monthly reports, January-December 2008, San José Mine, Minera Santa Cruz).

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Panteleyev, A. (1996) Epithermal Au-Ag: Low Sulphidation. In: Lefebure, D.V. and Hoy, T. (eds) Selected British Columbia Mineral Deposit Profiles, Volume 2 – Metallic Deposits, British Columbia Ministry of Employment and Investment, Open File 1996-13, pp 41-44.

Snowden Mining Industry Consultants (2002) Resource Estimate for the El Pluma / Cerro Saavedra Property, Santa Cruz Province, Argentina. NI 43-101 report prepared for Minera Andes Inc., July 26, 2002.

SRK Consulting (2009) NI 43-101 Technical Report, Minera Andes Inc. San José Silver-Gold Project, Santa Cruz, Argentina. NI 43-101 report prepared for Minera Andes Inc., dated May 29, 2009. In review and not yet submitted to SEDAR.

Taylor, B.E. (2007) Epithermal Gold Deposits. In: Goodfellow, W.D. (ed) Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods. Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, pp 113-139.

Wallier, S., Tosdal, R. and Escalante, E. (2006) Geology of the vein-hosted low-sulfidation epithermal Ag-Au deposit of Manantial Espejo, Argentina. 2006 Round-Up Poster, Vancouver, Canada.

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34.0

CERTIFICATES

CERTIFICATE of AUTHOR

EUGENE J. PURITCH, P.ENG.

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.

I am President of P&E Mining Consultants Inc. under contract by Minera Andes Inc (the “Issuer”).

2.

This certificate applies to the technical report entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” (the “Technical Report”) dated July 29, 2009.

3.

I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency.   I am currently licensed by the Professional Engineers of Ontario (License No. 100014010) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto CIM.  I have practiced my profession continuously since 1978.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My summarized career experience is as follows:

- Mining Technologist - H.B.M.&S. and Inco Ltd.

1978-1980

- Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd

1981-1983

- Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine

1984-1986

- Self-Employed Mining Consultant – Timmins Area

1987-1988

- Mine Designer/Resource Estimator – Dynatec/CMD/Bharti

1989-1995

- Self-Employed Mining Consultant/Resource-Reserve Estimator

1995-2004

- President – P & E Mining Consultants Inc.

2004-Present

4.

I visited the San José Property on February 4, 2009.

5.

I am responsible for co-authoring Sections 13, 16 and 22 of the Technical Report.

6.

 I am independent of the Issuer applying the test in Section 1.4 of NI 43-101.

7.

I have had no prior involvement with the Property that is the subject of the Technical Report.

8.

I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective date: January 1, 2009

Signing Date: July 30, 2009

{SIGNED AND SEALED}

[Eugene Puritch]

__________________________

Eugene J. Puritch, P.Eng

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CERTIFICATE of AUTHOR

ALFRED S. HAYDEN

I, Alfred S. Hayden, P. Eng., residing at 284 Rushbrook Drive, Ontario, L3X 2C9, do hereby certify that:

1.

I am currently President of:

EHA Engineering Ltd.,

Consulting Metallurgical Engineers

Box 2711, Postal Stn. B.

Richmond Hill, Ontario, L4E 1A7

2.

This certificate applies to the technical report entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” (the “Technical Report”) dated July 29, 2009.

3.

I graduated from the University of British Columbia, Vancouver, B.C. in 1967 with a Bachelor of Applied Science in Metallurgical Engineering.  I am a member of the Association of Canadian Institute of Mining, Metallurgy and Petroleum and a Professional Engineer and Designated Consulting Engineer registered with Professional Engineers Ontario.  I have worked as a metallurgical engineer for a total of 41 years since my graduation from university.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.

I visited the San José Property on February 4, 2009.

5.

I am responsible for authoring of Section 15 of the Technical Report

6.

I am independent of Minera Andes applying all of the tests in Section 1.4 of NI 43-101.

7.

I have had no prior involvement with Minera Andes or Property that is the subject of the Technical Report.

8.

I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: January 1, 2009

Signing Date: July 30, 2009

{SIGNED AND SEALED}

{Alfred Hayden}

__________________________

Alfred S. Hayden, P.Eng.

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CERTIFICATE of AUTHOR

JAMES L. PEARSON, P. ENG.

I, James L. Pearson, P.Eng., residing at 5 Clubhouse Court, Bolton, Ontario, Canada, L7E 0B3, do hereby certify that::

1.

I am an independent Mining Engineering Consultant, contracted by P& E Mining Consultants Inc.

2.

This certificate applies to the technical report entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” (the “Technical Report”) dated July 29, 2009.

3.

I am a graduate of Queen’s University, Kingston, Ontario, Canada, in 1973 with a Bachelor of Science degree in Mining Engineering. I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 36043016). I have worked as a mining engineer for a total of 35 years since my graduation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.  My relevant experience for the purpose of the Technical Report is:

•

Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements;

•

Project Manager and Superintendent of Engineering and Projects at several underground operations in South America;

•

Senior Mining Engineer with a large Canadian mining company responsible for development of engineering concepts, mine design and maintenance;

•

Mining analyst at several Canadian brokerage firms

4.

I visited the San José Property on February 4, 2009.

5.

I am responsible for Sections 18, 19 and 22-32, as well as the Executive Summary of the Technical Report;

6.

I am independent of Minera Andes applying all of the tests in Section 1.4 of NI 43-101.

7.

I have had no prior involvement with Minera Andes or Property that is the subject of the Technical Report.

8.

I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective date: January 1, 2009

Signing Date: July 30, 2009

{SIGNED AND SEALED}

[James L. Pearson]

__________________________

James L. Pearson, P. Eng.

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CERTIFICATE of AUTHOR

ANTOINE R. YASSA, P. GEO

I, Antoine R. Yassa, P. Geo., residing at 241 Rang 6 West, Evain, Quebec, do hereby certify that:

1.

I am an independent geological consultant contracted by P& E Mining Consultants Inc;

2.

This certificate applies to the technical report entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” (the “Technical Report”) dated July 29, 2009.

3.

I am a graduate of Ottawa University at Ottawa, Ontario with a B.Sc (HONS) in Geological Sciences (1977). I am a geological consultant currently licensed by the Order of Geologists of Québec (License No 224). I have worked as a geologist for a total of 30 years since obtaining my B.Sc. degree;

I have read the definition of "qualified person" set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•

Minex Geologist (Val d’Or), 3D Modeling (Timmins), Placer Dome.

1993-1995;

•

Database Manager, Senior Geologist, West Africa, PDX,

1996-1998

•

Senior  Geologist, Database Manager, McWatters Mine

1998-2000;

•

Database Manager, Gemcom modeling and Resources Evaluation

(Kiena Mine) QA/QC Manager (Sigma Open pit), McWatters Mines

2001-2003;

•

Database Manager and Resources Evaluation at Julietta Mine,

Far-East Russia, Bema Gold Corporation,

2003-2006

•

Consulting Geologist

2006-present

4.

I have not visited the San José Property.

5.

I am responsible for co-authoring of Section 16 of the Technical Report.

6.

I am independent of the Issuer applying the test in Section 1.4 of NI 43-101;

7.

I have had no prior involvement with the Property that is the subject of the Technical Report;

8.

I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith;

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective date: January 1, 2009

Signing Date: July 30, 2009

{SIGNED AND SEALED}

[Antoine Yassa]

____________________________________

Antoine R. Yassa, P.Geo

OGQ # 224

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CERTIFICATE of AUTHOR

FRED H. BROWN, CPG, PrSciNat

I, Fred H. Brown, residing at Suite B-10, 1610 Grover St. Lynden WA, 98264 USA do hereby certify that:

1.

I am an independent geological consultant and have worked as a geologist continuously since my graduation from university in 1987.

2.

This certificate applies to the technical report entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” (the “Technical Report”) dated July 29, 2009.

3.

I graduated with a Bachelor of Science degree in Geology from New Mexico State University in 1987. I obtained a Graduate Diploma in Engineering (Mining) in 1997 from the University of the Witwatersrand and a Master of Science in Engineering (Civil) from the University of the Witwatersrand in 2005. I am registered with the South African Council for Natural Scientific Professions as a Professional Geological Scientist (registration number 400008/04), the American Institute of Professional Geologists as a Certified Professional Geologist (certificate number 11015) and the Society for Mining, Metallurgy and Exploration as a Registered Member (#4152172).

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•

Underground Mine Geologist, Freegold Mine, AAC

1987-1995;

•

Mineral Resource Manager, Vaal Reefs Mine, Anglogold

1995-1997;

•

Resident Geologist, Venetia Mine, De Beers

1997-2000;

•

Chief Geologist, De Beers Consolidated Mines

 2000-2004;

•

Consulting Geologist

2004-2009.

4.

I have not visited the San José Property.

5.

I am responsible for the preparation and co-authoring of Section 16 of this Technical Report.

6.

I am independent of Minera Andes Inc. applying the test in Section 1.4 of NI 43-101.

7.

I have not had prior involvement with the Property that is the subject of this Technical Report.

8.

I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance herewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: January 1, 2009

Signing Date: July 30, 2009

SIGNED AND SEALED}

[Fred H. Brown]

________________________________

Fred H. Brown CPG, PrSciNat

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CERTIFICATE of AUTHOR

KIRSTINE R. MALLOCH

I, Kirstine R. Malloch, MAusIMM, residing at 83 Woodhaven Drive, Brampton, Ontario L7A1Y8, do hereby certify that:

1.

I am an independent geological consultant employed by P& E Mining Consultants Inc.;

2.

This certificate applies to the technical report entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” (the “Technical Report”) dated July 29, 2009.

3.

I am a graduate of Canterbury University, Christchurch, New Zealand with a Bachelor of Science degree in Geological Sciences (1996), and a Master of Science (with first class honours) degree in Geological Sciences (1999).  I am a Member of the Australasian Institute of Mining and Metallurgy (AusIMM member number 301578).  I have worked as a geologist for a total of 11 years since obtaining my Bachelor of Science degree;

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•

Consulting Geologist

since 2009

•

Senior Geologist, Western Prospector Group Ltd

2005-2008

•

Geologist, Geological Survey of NSW, Australia

2002-2005

4.

I have not visited the San José Property.

5.

I am responsible for Sections 1 to 12, 14, 17, 20 and 21, co-authoring Section 13 as well as the overall structure of the Technical Report.

6.

I am independent of the Issuer applying the test in Section 1.4 of NI 43-101;

7.

I have had no prior involvement with the Property that is the subject of the Technical Report.

8.

I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith;

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective date: January 1, 2009

Signing Date: July 30, 2009

{SIGNED AND SEALED}

[Kirstine Malloch]

________________________________

Kirstine Malloch, MAusIMM

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APPENDIX I

MILL FLOWSHEET

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Project San Jose

VECTOR ARGENTINA S.A.

MINERA SANTA CRUZ
PROJECT SAN JOSE

FLOWSHEET

PROJECT NO.:

APPR.: B. P.

Date: 17/04/07

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APPENDIX II

MINE PRODUCTION PLANS

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N

MINERA SANTA CRUZ UNIDAD OPERATIVA SAN JOSE	LOM 2009–2010–2011–2012 VETA FREA	P & E MINING CONSULTANTS INC. Brampton, Ontario, Canada

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N

MINERA SANTA CRUZ
UNIDAD OPERATIVA SAN JOSE

LOM 2009–2010–2011–2012
VETA HUEVOS VERDES CENTRO

P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada

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N

MINERA SANTA CRUZ UNIDAD OPERATIVA SAN JOSE	LOM 2009-2010-2011-2012 VETA HUEVOS VERDES NORTE	P & E MINING CONSULTANTS INC. Brampton, Ontario, Canada

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N

MINERA SANTA CRUZ
UNIDAD OPERATIVA SAN JOSE

LOM 2009-2010-2011-2012
VETA HUEVOS VERDES SUR

P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada

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N

MINERA SANTA CRUZ UNIDAD OPERATIVA SAN JOSE	LOM 2009–2010–2011–2012 VETA KOSPY	P & E MINING CONSULTANTS INC. Brampton, Ontario, Canada

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N

MINERA SANTA CRUZ UNIDAD OPERATIVA SAN JOSE	LOM 2009-2010-2011-2012 RAMAL 483	P & E MINING CONSULTANTS INC. Brampton, Ontario, Canada

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N

MINERA SANTA CRUZ UNIDAD OPERATIVA SAN JOSE	LOM 2009–2010–2011–2012 RAMAL FREA	P & E MINING CONSULTANTS INC. Brampton, Ontario, Canada

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MINERA SANTA CRUZ

MINERA SANTA CRUZ UNIDAD OPERATIVA SAN JOSE	LOM 2009-2010-2011-2012 RAMAL HUEVOS VERDES SUR	P & E MINING CONSULTANTS INC. Brampton, Ontario, Canada

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APPENDIX III

MINE SITE PLANS

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CANCHA INTERMEDIA
CANCHA DE TRANSICIÓN

San José Mine - Report No. 167

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